MICHELIN

04035171

May 20, 2004

SUPPL

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING JUN 01 2004 WASH. D.C. 183 SECTION

RE: SEC File #82-3354

Gentlemen:

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Établissements Michelin ("CGEM"), please find enclosed herewith the following:

PROCESSED JUL 06 2004 THOMSON FINANCIAL

- Fact-book 2003 dated February 2004.
- Letter to Stockholders dated March 2004.
- English translation of CGEM's annual financial statements as published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on April 5, 2004.
- Notice of Mixed General Meeting of Stockholders dated April 5, 2004. Portions of this information were also published in the BALO on March 19, 2004 and April 5, 2004.
- Press Information dated April 26, 2004.
- Consolidated sales figures for the first three months of 2004 and 2003, as published in the BALO on April 30, 2004.
- CGEM's Annual Report for 2003.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

William J. Guzick

William J. Guzick
Vice President, Secretary
and General Counsel

dlw 7/6

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

SEC File #82-3354

Letter to stockholders



MARCH 2004

Dear Sir or Madam,
Dear Stockholder,



2003 was marked by a sharp rise in external costs, especially in raw materials, and a strong appreciation of the euro against all other currencies. Michelin was nevertheless able to maintain its operational performance and boost sales.

On the back of significant volume growth (+3.7%), productivity gains and sustained product added value, the Group was practically able to maintain its operating margin: 7.7% with a constant business scope. In other words, this means the Group "absorbed" a 20% raw material price increase in US dollars plus the consequences of a 17% increase of the euro against the dollar.

It was this sound performance that enabled us to finance completely an investment program up 30% on 2002, while generating substantial free cash flow for the third year running.

Among all the investments we made to enhance the competitiveness of our plants, further our focused growth strategy and expand our market presence worldwide, I would like to highlight the importance for Michelin of the acquisition of the Viborg distribution group.

This acquisition will strengthen Euromaster's European network with the addition of 465 new sales outlets, most of which are located in Germany, Europe's largest tire market. As you know, this acquisition weighed down on our operating margin, which edged back from 7.7% to 7.4%. It translated into €306.5 million of goodwill which was fully amortized over the financial year, and thus accounts for the drop in our net earnings.

In 2003 the Group made headway in the area of international expansion: in Asia the Group set up an Indian joint venture; we developed our presence in Eastern Europe, and the first tires rolled out of our newly built plant in Russia. We also launched new ranges of products and innovative services.

Another achievement fully deserves my mention here: by halving the accident frequency rate within the Group, we made a major step forward in occupational safety, thanks to a concerted effort from all our 125,000 employees whom I would like to warmly congratulate.

To sum up, 2003 was an eventful year for the Group with significant headway in key areas although a string of circumstances, including an exceptional increase in the prices of raw materials, prevented us from further improving on our financial results. At the Annual Shareholders' Meeting, we will recommend a €0.93 per share dividend distribution, unchanged from last year.

The economic environment may well remain difficult in 2004. Nevertheless our sustained efforts enable us to look forward confidently to a tangible improvement in our operating margin.

Michelin tires are designed to "swallow" all obstacles!

Edouard Michelin

E. Michelin



Confronted with unprecedented external cost increases, Michelin absorbs the shock and strengthens its international presence

- **Operational margin stands at 7.4%. With a constant business scope, that is excluding the consolidation of the Viborg group over a nine-month period, the operational margin appears to be practically stable at 7.7% against 7.8% in 2002.**
- **In line with the Group's decision as previously published, goodwill in connection with the Viborg acquisition was amortized in a single operation, and its impact alone accounts for the net earnings shortfall.**
- **Net financial debt decreased for the fourth year in a row, and the improvement in the operating cash-flow has enabled us to ensure the funding of a financial investment program up by 30% and establish a positive free cash-flow.**

In millions of euros	**December 31, 2003**	Variation 2003 / 2002	December 31, 2002
Net sales	**15,370**	(1.8%)	15,645
Excl. impact of currency fluctuations		+ 5.0%	
Operating income	**1,143**	+ 6.7%	1,225
Operating margin as a % of net sales	**7.4%**	+ 0.4 pt	7.8%
Net income	**329**	+ 96%	614

The rules and methods applied for the establishment of the consolidated accounts at December 31, 2003 are in accordance with the accounting rule 99-02 of the French Comité de la Réglementation comptable.

Operating income eroded by the weight of towering external costs and unfavorable exchange rates

One of the main factors behind the drop in operating income is the additional €320 million compared with 2002 spent on raw materials consumed.

While Michelin is relatively insulated from currency variations, owing to the well balanced geographical spread of its operations between commercial and production sites, the dramatic rise of the euro against most other currencies, and especially the dollar, reduced the operating

Michelin was nevertheless able to absorb part of these adverse conditions through sheer operational resilience:

- price/mix improvement for the third year running amounted to 1.6% at constant exchange rates and volumes. Over and above a product mix improvement, 2003 benefited from firm pricing worldwide, as all price increases held out.
- productivity rose significantly, as reflected by:
  - a 3.7% volume growth in tons in 2003 after a 2.9% increase in 2002 – or two years of



Results 2003

- efficient cost control that helped cap rises in many external expenses including energy, transportation, insurance and employee benefit charges and obligations.

Positive €19 million non-recurrent income

This income is generated from the following operations:

- reorganization provisions amounting to €192 million, mostly in connection with the measures announced in January 2003 concerning Spanish operations and recorded in the Company accounts at 30 January 2003 ;
- a €307 million positive impact resulting from root-and-branch reform of benefit obligations, in particular in North America and Japan.

Goodwill accounting for €306.5 million drop in net earnings

The goodwill in connection with Viborg's acquisition was amortized over the year. Being achieved in a single operation, as opposed to spreading it over several accounting periods, is the reason for the €328.9 million drop versus 2002 net earnings of €614.5 million.

For the third year running, Michelin generated a positive free cash-flow*, although it significantly stepped up its investment program

Michelin was able to finance all of its

the third year running. Selective capacity increases were made in Mexico, Brazil, Asia and Eastern Europe. The Group also expanded its global footprint through the buyout of minority interests in Poland and China, and strategic agreements in South Korea and India.

At the end of 2003, the cash-flow accounted for 9.2% of Michelin sales (against 7.8% in 2002). This is stated after payment of €357 million to the different pension funds and unfunded defined benefit plans. As was the case in previous years, the cash-flow largely covers payment obligations to unfunded benefits (pension funds, healthcare costs). Contributions made in 2003 amounted to €133 million, in line with Group estimates.

Net financial debt: down €378 million

Michelin's debt decreased for the forth year in a row and stands at €3.4 billion. Gearing "net financial debt / stockholder equity" has been brought down to 78% compared to 85% at the end of 2002. In mid-November 2003, Michelin further strengthened its financial structure with a €500 million, 30-year, deeply subordinated note issue, repayable in cash. Both French and other European investors subscribed to this highly successful operation. It has enabled the Group to increase its financial flexibility and extend the maturity of its debt, at a time when the economic environment is increasingly volatile.



Business segment information

	Operating income					Operating margin (as a % of net sales)	
	2003		2002		Variation 03 / 02	**2003**	2002
	Millions of euros	**in % of total**	Millions of euros	in % of total			
Passenger Car / Light Truck	**664.0**	**58.1%**	765	62.4%	- 13.2%	**8.9%**	9.6%
Truck	**521.5**	**45.6%**	485	39.6%	+ 7.5%	**13.1%**	12.3%
Other activities	**(42.4)**	**(3.7%)**	(24)	(2.0%)	NS	**(0.9%)**	(0.5%)
Total Group	**1,143.1**	**100%**	**1,225**	**100%**	**- 6.7%**	**7.4%**	**7.8%**

While the **Passenger car - Light truck** segment's operating margin jumped 2 points between 2000 and 2002, its 0.7 drop in 2003 stems from North American operations. A lack-luster tourist activity in North America, combined with external cost inflation, led to a relative reduction of the operating margin. Indeed, neither the positive effect of exchange rates nor progress posted on other world markets were able to offset these negative factors.

The picture is much brighter in the **Truck** segment, which, after a marked erosion of profits in 2001 caused by a slump in the North American sector, now posts an 0.8 point increase, confirming the upward trend noted in 2002.

This substantial improvement is the fruit of a successful sales strategy coupled with cost structure improvements.

With a constant business scope, the operating margin from **Other activities**, is almost stable. As in 2002, a number of these businesses -including Earthmover in particular- were hit by the appreciation of the euro against a large number of currencies, including the American dollar. They also had to cope with steep increases in raw material prices.

Although both Euromaster in Europe and TCI in North America posted sales up in the improvement measures has yet to be fully reaped. Moreover, the 9-month consolidation of Viborg told against operating income to the tune of €15 million.

At our current business scope, therefore, the operating margin of Other Businesses edges back 0.4 point.

Prospects

Michelin is more than ever geared to expanding its global footprint, and improving performance and its global competitive edge.

The Group, however, remains cautious. It does not expect its markets to outstrip its historic long-term 1% to 2% average growth trend. What is more, external inflationary pressure, arising in particular from raw material costs, should remain high, as should the euro versus the dollar.

The Managing Partners will recommend a €0.93 per share dividend distribution, unchanged from last year, at the forthcoming Annual Shareholders' Meeting to be held on Friday May 14, 2004 at Clermont-Ferrand. Notwithstanding a drop in net earnings, this decision reflects, in what remains a volatile environment, the Group's confidence in its global expansion, in its ability to upgrade performance and in its all-round competitive

Consolidated statement of income - Year ending December 31, 2003

In thousands of euros	**2003**	2002
OPERATING REVENUE		
Net sales	**15,369,820**	15,645,074
Reversal of allowances	**28,208**	10,982
Other operating revenue	**576,621**	455,099
	15,974,649	**16,111,155**
OPERATING EXPENSES		
Purchases used in production	**5,372,669**	5,290,864
Payroll costs	**4,996,925**	5,152,143
Other operating expenses	**3,360,310**	3,255,493
Taxes other than on income	**244,355**	231,713
Depreciation and amortization	**818,526**	891,383
Charges to allowances and provisions	**38,792**	64,360
	(14,831,577)	**(14,885,956)**
OPERATING INCOME	**1,143,072**	**1,225,199**
Net interest expense	(224,887)	(260,257)
OPERATING INCOME FROM ORDINARY ACTIVITIES	**918,185**	**964,942**
Net non-recurring expenses	18,679	75,209
Income taxes	(261,435)	(382,455)
NET INCOME OF FULLY CONSOLIDATED COMPANIES	**675,429**	**657,696**
Income (losses) from companies accounted for by the equity method	(8,750)	(11,570)
Amortization of goodwill	(337,817)	(31,641)
NET INCOME BEFORE MINORITY INTEREST	**328,862**	**614,485**
Minority interest	11,330	33,682
NET INCOME	**317,532**	**580,803**
Basic earnings per share	2.23	4.28
Diluted earnings per share	2.23	4.28

Simplified balance sheet

In millions of euros	**2003**	2002
Fixed assets	**6,601**	6,730
Current assets	**9,565**	9,581
• of which inventories	**2,769**	2,860
• of which cash equivalents and cash	**1,774**	1,209
TOTAL ASSETS	**16,167**	**16,311**
Stockholders' equity	**4,327**	4,329
Minority interests	**82**	173
Provisions for contingencies and charges	**3,006**	3,444
Liabilities, deferred income and accrued expenses	**8,751**	8,365
• of which subordinated debt	**500**	0
• of which long and short-term debt	**4,714**	5,027
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**16,167**	**16,311**



Michelin Group tires equipped all of the 2004 Dakar winners

Michelin, a trustworthy company

Each year, Edelman (the world's largest public relations firm) measures the credibility of corporations, institutions, NGOs and the media through its Trust Barometer. The survey, which interviewed 1,200 opinion leaders between December 2003 and January 2004, ranked Michelin second among Europe's most trustworthy enterprises and organizations.

In the United States, Michelin is in 6th place, ahead of Coca-Cola, Microsoft and Ford. Michelin is the highest-ranking non-American company in this rating.

According to this study, customers place their trust in companies that have "a history of delivering top quality products and services" and who are known for "listening to customer attitudes and opinions on satisfaction".

Honda and Nissan choose Michelin's PAX System

At the Detroit auto show, Michelin announced that in 2004, two of the world's largest manufacturers would present one of their models for the North American market fitted with Michelin PAX System.

"We are delighted to include two new car industry giants in the portfolio of manufacturers who are PAX System customers, a portfolio that is constantly expanding," said Tom Chubb, of Michelin's North America Car and Light Truck marketing department. *"This decision by Honda and Nissan will significantly increase the presence of PAX System in North America and will play a key role in the growth of PAX System in the other market segments."*

In Europe, Renault has reaffirmed its confidence in Michelin's PAX System, making it available as optional equipment on the new Scenic as of this summer.



All the colors of the publishing arm

The Michelin Red Guide 2004, with its latest crop of stars, has just been released, accompanied by "The Saga of the Michelin Guide", a little book recounting the adventures of a world-renowned guide that has stood the test of time.

Michelin is also launching a number of new products in early 2004: the Green Guide for Croatia and three new titles in the collection of special-interest guides, taking walkers on itineraries with a sporting, cultural or purely fun focus, as they discover major cities and their surroundings, not forgetting a selection of recommended establishments.

In the United States, Michelin is launching a new collection known as the "Must Sees", indicating the essential things every visitor should do or see in a particular town in America, depending on schedules.


MICHELIN
LE GUIDE VERT
Idées de PROMENADES à PARIS
MICHELIN
NEW YORK CITY
must sees

Michelin and Apollo Tyres join forces in India

In November 2003, Michelin signed a partnership agreement with Apollo Tyres, a key player in India's tire industry and leader in the Truck segment. The two partners formed a new company, Michelin Apollo Tyres Ltd, in which Michelin holds a 51% stake. The new company will produce, sell and distribute radial Truck and Bus tires on the Indian market, and will also commercialise other ranges of tires. The agreement also stipulates that Michelin will provide technical assistance to Apollo Tyres for the production of Car tires under the Apollo brand

This agreement stems from the recently initiated changeover to radial technology in India's Truck market and strong growth in its motor vehicle market.

This is an important step in Michelin's strategy towards establishing the company and expanding its business in India.

Stockholders' meeting in Paris



On January 20th, 2004, for the fourth year running, Michelin convened its shareholders to a meeting in Paris, attended by some 2,600 shareholders. Under the chairmanship of Mr. Edouard Michelin, the meeting was punctuated by a number of round tables animated by operational managers. These centered on a number of Group key strategic orientations: international development, the environment and innovation.

Economic and financial performance

Mr. Michel Rollier, Group Financial Director, underlined that, with one of the best profitability levels in the tire and automotive industry, Michelin continues to extend its lead over its main competitors in markets which remain difficult.


MICHELIN

Raising financial markets' awareness of Group challenges, so that its good economic performance is fairly reflected in the share price, requires significant effort. This has been underway for several years now and hinges on stressing three main points:

- Michelin should not be classified in the automotive equipment sector, which has significantly lower margins;
- Michelin's activity is not cyclical: three quarters of its sales are in the replacement market which enjoys continuous growth: this market is relatively immune to automotive production cycles, dependent on the level of economic activity;
- Michelin has the resources to finance its growth: with a level of debt considerably reduced since 1993, it benefits from a healthy financial structure.

Mr. Rollier also reiterated Michelin's wish to preserve direct contacts with its shareholders that resulted from Michelin's registered shares. Positive trends in the Michelin share price since 2002, observed in spite of extremely volatile financial markets, show that investors are beginning to appreciate the quality of the Group's balance sheet, its prudent and rigorous accounts and management as well as the solidity of its fundamentals. In mid-December, out of 25 financial analysts who follow Michelin worldwide, 11 had "Buy", 13 "Hold" and only 1 "Sell" recommendations.

International development

Today, 85% of Michelin's business is in Europe and North America, regions that experience growth capped at 2% per year. Michelin therefore actively pursues its worldwide expansion policy in growth areas such as Eastern Europe and the Middle East but also further afield, with South America and Asia for example, due to account for 20% of Group sales by 2005.

China - *with its particularly buoyant automotive market* - can be viewed as a notable achievement of Group international development strategy. Through a series of joint ventures in which Michelin has a majority stake, the Group quickly and successfully established a strong foothold on this market with a workforce of 4,500 producing 7 million Passenger Car or Light Truck tires, to become China's Number 1 original equipment manufacturer.

Together with Messrs. Christian Tschann, Director of the Europe zone and Mr. Pierre Desmarets, Director of the African and Middle East zone, Mr. Edouard Michelin discussed the different facets of international development such as the recent partnership with Apollo Tyres in India, another promising market for the future.

How is Michelin developing in Africa and the Middle East?

The Group's long-standing presence in these regions gives it strong legitimacy.
Group product offering is differentiated according to the zone, as customer expectations in Africa are not the same as in the Middle East, which is more added value orientated.

What is Michelin's policy concerning delocalization of its production sites?

Michelin is strongly committed to the longevity of its plants and believes that production remains viable in higher wage cost countries. On the other, hand, new factories are being set up in high-growth countries where labor costs are indeed lower.

How sensitive are you to euro/dollar exchange rates?

The strong euro has a negative impact on turnover, but a positive impact on the cost of raw materials. In a stabilized environment, Michelin is not particularly sensitive to euro/dollar exchange rates, but should the euro remain at its current level for too long, this would damage European business growth and competitiveness.

The environment and recycling of end-of-life tires

Protection of the environment is part of the everyday implementation of responsibility as Michelin understands it. To speak about the processing of end-of-life tires and recycling, Mr. Michelin called on Miss Patricia Le Gall, Environment Manager, and Mr. Joël Pouget, the Chairman of Aliapur. This entity has been set up jointly by Michelin and its competitors to collect 100% and recycle 70% of end-of-life tires per year. They can be used as a non-polluting energy source in cement works or as components in asphalt road surfaces which are more long-lasting than traditional surfaces. Michelin actively promotes improved product recycling opportunities.

What effect does the cost of reprocessing have on the price of tires?

The cost of reprocessing, spread evenly over collection, storage and recycling, accounts for around 2% of a tire's price.

What are you doing in terms of noise reduction?

The contact of tires on the road generates noise. Enormous progress has already been made in this area where Michelin R&D is very active, while always bearing in mind that we will never compromise safety or grip to reduce noise.

Innovation

Mr. Michelin used this occasion to praise the commitment of the 4,000 or so Group R&D employees, for whom innovation is a daily motivation. He stressed that innovation has always been the key to Michelin's growth, and reflects our view that progress and vehicle development go hand in hand. He indicated that the tires of the future will increasingly communicate with vehicles and motorists, relaying their "reading" of the road, for example alerting the driver if the road is slippery.

Mr. Pierre Menendes, head of Technical Communication, retraced the innovation process from anticipation of customer requirements through to marketing, using the example of the Energy tire, which has sold over half a billion units to date.

Mr. Pedro Costa, head of "Extended Mobility" products and services, illustrated the new possibilities provided by PAX System in terms of vehicle design, which go well beyond the elimination of the spare wheel: larger trunk, third row of seats, more interior space. This advance modifies the consumers' relationship with their vehicle.

What devices are you developing to warn drivers their tires are under-inflated?

The Group designed and offered automotive manufacturers the EnTire Solution pressure monitoring system. This has been approved for the Renault Laguna. Michelin is currently developing a new generation of automated pressure monitoring systems. Michelin runs awareness campaigns on motorways. It is worth recalling that 60% of vehicles have at least one dangerously under-inflated tire.

Discussion and conclusion by Mr. Edouard Michelin

In your opinion, what are Michelin's current weaknesses?

At the moment, Michelin is still insufficiently Asian, South American, African or Middle Eastern and is striving to increase its presence in these countries.

The operating margin needs to be raised, particularly on certain specialty tires and on wheels, for example.

Product time-to-market needs to be improved, particularly in the top of the range.

Mr. Edouard Michelin brought the meeting to a close by stating that the Group clearly stands out as a healthy and dynamic company, which posts satisfactory results. But "nobody's perfect", and building a company is an ongoing process.

He underlined the Group's ambitious economic and progress target of 10% mid-cycle operating margin based on quality growth and products that make the difference, all over the world, stating this was a good "ground clearance" level for Michelin, before concluding with these words:

"Today, more than one in four new vehicles worldwide is fitted with Michelin tires. The road remains one of the finest instruments of individual freedom and we will continue contributing to improving the mobility of goods and people. You can count on us to do our utmost."



Sébastien Loeb with Citroën-Michelin: first driver from southern Europe to win the Swedish rally!

Publication of Michelin's first Performance and Responsibility Report

The Michelin group has published its first Performance and Responsibility Report (available in English and French). The report is a comprehensive appraisal of the way the Group is putting its values into practice to serve the cause of sustainable mobility. It presents a very concrete description of the steps taken to ensure respect for customers, respect for people, respect for shareholders and respect for the environment, guided by a constant concern for respect of the facts. It explains how the Michelin Performance and Responsibility approach is deployed across the Group and sets out the key progress objectives adopted.


MICHELIN :

The publication of this document (a world first among tire manufacturers!) will be of interest to all those eager to find out more about the Michelin Group and the way it assumes its responsibilities towards all of its partners, both internal and external.

The document can be found at www.michelin.com /corporate; it is also available on request from the Individual Stockholder Relations Department.

Successful deeply-subordinated debt issue

In November 2003, Compagnie Générale des Etablissements Michelin issued 30-year deeply-subordinated notes to the value of 500 million euros, with a call option on the tenth anniversary. The issue was an undeniable success, with applications outnumbering the offer by two to one, confirming the positive image Michelin enjoys with investors.

This issue is part of Michelin's ongoing effort to improve its financial profile. By issuing notes with a "lowest-ranking debt" status and extending the average maturity of its debt, Michelin increases its ability to anticipate and respond to changes in its financial environment.

EnTire Solution on the road to success

Only a few months after its official launch at the Tokyo motor show, EnTire Solutions LLC, a 50/50 joint venture between Michelin and TRW Automotive, has just recorded its first commercial successes: both Fiat and Honda will shortly equip a number of their vehicles with the innovative tire pressure monitoring system.



The system relies on pressure sensors located inside each wheel in the valve area and which are in constant communication with an onboard control unit. Unlike the majority of systems already on the market, EnTire Solution uses more advanced technology to inform drivers sufficiently early of any slow leaks, giving them the time to remedy the situation without compromising their peace of mind.

Other customers with EnTire Solutions LLC include a number of Hyundai and Kia platforms, together with General Motors, who will mount the sensors on one of its 4x4 platforms.

"From desert sands to Artic snows" competition

The year is off to a good start for Michelin's racing teams.

On the sand and rocky terrain of the Dakar, the Michelin Group's tires carried drivers to a clean sweep in all categories: Roma in motorbikes with KTM-Michelin, Peterhansel in cars with Mitsubishi-BFGoodrich and Tchaguine in trucks with Kamaz-Michelin.

In the World Rally Championship, Sebastien Loeb and Citroën-Michelin carried off the season's two winter rallies (Monte-Carlo and Sweden), putting an end to fifty years of exclusively Scandinavian victories on Sweden's snow-clad roads!



Members of the Stockholders' Consultative Committee took advantage of the two opportunities for Michelin's stockholders to meet the company during events organized in Paris: the Actionaria trade fair in November 2003 and the stockholders' meeting held on January 20th, 2004 at the Carrousel du Louvre.

he comments were:

"The enormous turn-out shows how interested the stockholders are in their company." CARROUSEL DU LOUVRE

"Hundreds of visitors turned up at the Michelin stand, seeking answers to their questions." SALON ACTIONARIA

They also appreciated the fact that Michelin was prepared to go out of its way to meet its stockholders.



The Michelin Share

In spite of healthy fundamentals, the Michelin share experienced volatility under the influence of external events including currency fluctuations and raw material price increases. Against this difficult background, the Michelin share continued on its upward trend begun 3 years ago, with a 10.7% rebound in the year, and extreme variations of some 52%.

Last minute news flash...

Our Internet site has been completely revamped, and now has a section called the "Stockholder's space", which has been purpose-designed to ensure that you can obtain a quick answer to your main questions: www.michelin.com/corporate
In order to further improve relations and exchanges with our Stockholder Services, the following E-mail address is also now operational: actionnaires-individuels@fr.michelin.com

Variation of CAC 40 index and the Michelin share price

	29/12/2000	27/02/2004	Variation over the period	31/12/2002	27/02/2004	Variation over the period
CAC 40	5,926.42	3,725.44	- 37.14%	3,063.91	3,725.44	+ 21.59%
Michelin share price	38.55	33.80	+ 0.65%	32.86	33.80	+ 18.08%
Difference between Michelin and CAC 40			+ 37.79			- 3.51

Highest stock price in 2003: 38.11 € September 3
Lowest stock price in 2003: 25.02 € April 1
Average daily volume of transactions in 2003: 797,844 shares
Listed on the Paris "Premier Marché"
Euronext deferred payment service
ISIN Number: FR0000121261
Indices: CAC 40 - Euronext 100
Par value: 2 euros
Number of shares: 143,387,025

Michelin — World automobile index
CAC 40 — World tire index



120
100
80
60
40
01/2002
01/2003
02/2004

KEY DATES IN THE FUTURE

- ***Publication of 1st quarter net sales figure:***
  April 26, 2004 after closure of the Paris Stock Exchange
- ***General Assembly:***
  May 14, 2004 at 9 a.m. at Polydôme - Clermont-Ferrand (France)
- ***Publication of 1st half results:***
  July 30, 2004 before the opening of the Paris Stock Exchange

STOCKHOLDER RELATIONS
Jacques-Henri Thonier
EMPLOYEE STOCKHOLDER RELATIONS
Françoise Ventézou
... Sablon
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 98 59 00
Fax: 33 (0) 4 73 98 59 04
actionnaires-individuels@fr.michelin.com

FINANCIAL COMMUNICATION
Eric Le Corre
23, Place des Carmes-Déchaux
63040 Clermont-Ferrand Cedex 9 - FRANCE
Tel.: 33 (0) 4 73 32 77 92
33 (0) 1 45 66 10 04
Fax: 33 (0) 4 73 32 27 16
33 (0) 1 45 66 13 19
investor-relations@fr.michelin.com

INTERNET ADDRESS
www.michelin.com/corporate

MARCH 2004

MICHELIN


MICHELIN

Fact-book 2003

FEBRUARY 2004

MICHELIN AND THE WORLD TIRE MARKET

Michelin Group

Tire Basics

Tire Markets

Michelin Non Tire Activities

Environment

Table of contents

I. MICHELIN IDENTITY CARD I

Mission, Values, Organization, Key figures and Brands I-1

Michelin's Mission... I-1
A driving force behind sustainable mobility...I-1
Michelin's Values I-1
Our 5 values I-1
Michelin Performance and Responsibility Charter...I-2
Michelin Performance and Responsibility Report I-2
Organization.. I-3
The Group organization...I-3
The Group Executive Council I-3
The 9 Product Lines I-4
The Passenger Car and Light Truck Product Line I-4
The Truck Product Line I-5
11 Group Services I-5
5 Geographical Zones..I-6
One Technology center across 3 continents I-6
Key figures... I-7
Net sales growth I-7
2003 net sales by region..I-7
A worldwide presence I-8
Passenger Car and Light Truck Product Line manufacturing plants.....................................I-8
Truck Product Line manufacturing plants...I-9
Specialties Product Line Division manufacturing plants...I-9
Plantations...I-10
Main investments in 2003 ....I-10
Brands & Brand Awareness I-11
Our most valuable assets: our brands I-11
Equity & Quality ranking..I-11

II. TIRE BASICS II

How to read a tire, Components, Technology and Production II-1

How to read a tire ? II-1
Tire markings..II-1
Sidewall...II-1
Speed ratings..II-2
Tire components II-2
Structure of a tire II-2
Tire technology.. II-3
Product development (1/2) II-3
Product development (2/2) II-3

MICHELIN

Cross-ply architecture (1/2) II-4
Cross-ply architecture (2/2) II-4
Radial architecture (1/2) II-5
Radial architecture (2/2) II-5
Lowering tire rolling resistance using silica II-6
Tire production *II-6*
The standard production process II-6
The production stages II-7

III. THE WORLD TIRE MARKET III

Key elements, Raw materials and Competitive landscape III-1

Key elements *III-1*
Tires: a US$ 71 billion market in 2002 ..... III-1
World market by product line III-1
A global and geographically balanced market III-2
Original Equipment (OE) and Replacement (RT) markets III-2
3 out of 4 tires are replacement tires III-3
Raw materials *III-3*
Breakdown of raw materials needs III-3
Oil by-product prices are weekly correlated to oil barrel prices III-4
Natural rubber: evolution of prices III-4
Natural rubber: world demand expected to grow with China as the main driving force III-5
The competitive landscape *III-5*
A concentrated industry III-5
The 10 major tire makers in 1981 and the market structure in 2003 ..... III-6
2002 tire sales in % of the major tire manufacturers' net sales III-6
% breakdown of net sales by region of the major tire manufacturers in 2002 ..... III-7
% R&D costs / net sales per manufacturer III-7
Market value and R&D content by tire segment III-8
% capital expenditures / net sales per tire manufacturer III-8
Operating margin per manufacturer (tire business) III-9

IV. THE PASSENGER CAR AND LIGHT TRUCK TIRE MARKET IV

World market, Most dynamic market segments, Growth rates by geographical zone, Innovation, RT & OE market shares, Meeting consumer expectations, Building brand equity, Meeting carmaker expectations, Meeting dealer expectations, Product innovation, Continued mobility, Tire pressure monitoring systems IV-1

World market *IV-1*
Areas and markets in 2003 (in units) IV-1
World tire market expected growth rates (2003-2008) IV-1
Original Equipment market expected growth rates by geographical area (2003-2008) IV-2
Replacement market expected growth rates by geographical area (2003-2008) IV-2
The world tire market by product segments IV-3

The most dynamic market segments *IV-3*
The most dynamic market segments (2002 - 2005): Winter, High Performance and SUV IV-3
Winter: world market by geographical area IV-4
Winter: growth rationale IV-4
Performance: world market by geographical area IV-5
SUV: world market by geographical area IV-5
Market evolution towards higher speed indexes IV-6
Market evolution towards larger seat diameters IV-6
Growth rates by geographical area *IV-7*
Healthy balance between mature & emerging markets IV-7
Asia, a significant growth in the future IV-7
Innovation in the tire industry *IV-8*
Innovation in the tire industry: the example of silica IV-8
Tire manufacturer competitive landscape *IV-8*
Replacement market shares in Europe and North America IV-8
Original Equipment market shares in Europe and North America IV-9
Tire manufacturer key challenges: meeting customer expectations *IV-9*
Car park segmentation 2003 ...... IV-9
Meeting moving expectations IV-10
Big differences from one zone to the other IV-10
A product offer adapted to local markets with different demands (1/2) IV-11
A product offer adapted to local markets with different demands (2/2) IV-11
An answer to an unexpressed market expectation: a tire, service included IV-12
Tire manufacturer key challenges: building brand equity *IV-12*
OE/RT loyalty in Europe and North America IV-12
Michelin brand equity across the world IV-13
Racing activities IV-13
Tire manufacturer key challenges: meeting carmaker expectations *IV-14*
"More car per car" trend IV-14
Tires contribute to the "more car per car" trend IV-15
Tire manufacturer key challenges: meeting dealer expectations *IV-15*
Market organization flowchart IV-15
Multiplicity of distribution channels across the world IV-16
Michelin's mission towards distribution partners IV-16
Tire manufacturer key challenges: product innovation *IV-17*
Main research axes IV-17
European end-user expectations IV-17
North-American end-user expectations IV-18
Improving tire performance on wet surfaces IV-18
Improving environmental impact of tires IV-19
Tire manufacturers key challenges: continued mobility *IV-19*
The 4 major expectations of customers, carmakers and drivers IV-19
Carmaker expectations IV-20
Consumer expectations IV-20
Consumer expectations IV-21
Multiple solutions with different potentials under evaluation IV-21
Self-supporting tire technology IV-22
PAX System IV-22
PAX System: the greatest potential for enhanced Performance, Mobility and Safety IV-23
PAX System: a market reality IV-23
The innovation of PAX System: decoupling of inflated and deflated performances IV-24
PAX System: a potential new standard IV-24

PAX System and self-supporting tire: environmental impact and cost of ownership IV-25
Continued mobility: Michelin's view of the market IV-25
Tire manufacturer key challenges: Tire Pressure Monitoring Systems IV-26
Tire Pressure Monitoring Systems (TPMS): a promising market IV-26
Market-specific features IV-26
Michelin / TRW Automotive partnership IV-27
EnTire Solution IV-27
TPMS market growth scenario IV-28

V. THE HEAVY TRUCK TIRE MARKET V

Key elements, World tire market, Original Equipment market, Replacement market, Retread market, European market, North American market, South American market, Asian market, Chinese market, Indian market, Products and service strategy, Environment V-1

Key elements V-1
Road transportation... A winning mode V-1
Market segmentation by business V-1
Market segmentation by business: illustrations V-2
Vehicle configuration V-2
Truck tire use segmentation V-3
Multiple truck tire duties V-3
Tire impacts for the trucking industry V-4
Truck tires: a vital piece of equipment V-4
Truck tire purchasing process: the transport company is the decision maker V-5
Replacement market: customer segmentation (size) V-5
Retread market: retreading is key V-6
Retread market: four lives for substantial savings V-6
Retread market: truck tires can be regrooved to optimize mileage performance V-7
Retreading: illustrations V-7
World tire market V-8
Regions & markets in 2003 .... V-8
% truck steel radial tires by area in 2003 .... V-8
Market evolution by region V-9
Original Equipment market V-9
Replacement market V-10
Michelin replacement market share by region in 2003 (new tires) V-10
Customer segmentation by price sensitivity in North America, South America and Asia V-10
Customer segmentation by price sensitivity in Europe V-11
Retread market V-11
2003 retread and replacement markets V-11
Michelin: the "key player" V-12
A segmented retread offer V-12
Retread partnerships with dealers V-13
The European market V-13
the European road freight market V-13
The European truck & bus tire market V-14
The North American market V-14
The North American road freight market V-14
The North American truck & bus tire market V-15

The South American market *V-15*
The South American truck & bus tire market V-15
A contrasted market V-16
The Asian market *V-16*
The Chinese market *V-17*
"A continent" of 9.6 million square km V-17
The Chinese road freight market V-17
The Chinese truck market... .... V-18
The Chinese truck tire market V-18
The Indian market *V-19*
Key figures V-19
Road transport in India V-19
Freight transport in India V-20
Products and service strategy *V-20*
Michelin products and service strategy V-20
Defining customer needs V-21
When it comes to safety V-21
Product / service innovation example: Antisplash V-22
Antisplash: visibility on flooded roads V-22
Better mobility V-23
Ultra low profile tires for European trucks V-23
The *eTire* system V-24
The Product, Service & Information offer V-24
Environment *V-25*
Contribute to sustainable development of mobility V-25
The Energy range V-25
X-One V-26
X-One, the great revolution in tire technology V-26

VI. SPECIALTY TIRES .... ***VI***

Agricultural, Aircraft, Earthmover, Two-wheels **VI-1**

Agricultural *VI-1*
A specialty market undergoing profound changes VI-1
Varied and highly specialized uses VI-1
Long-term trends are for increasingly sophisticated markets VI-2
Two main segments with marked characteristics: Europe and North America VI-2
Our customers: equipment manufacturers, distributors and farmers VI-3
XeoBib and the ULTRAFLEX technology VI-3
Innovation at the heart of our growth ambitions VI-4
Aircraft *VI-4*
Michelin provides tires anywhere in the world and even out of this world VI-4
The world aircraft tire market in 2003 .... VI-5
Commercial airlines: a market facing challenges VI-5
A market switching to radial technology VI-6
A complex business VI-6
A need to rethink tire design for high gross weight commercial aircraft VI-7
Michelin NZG™ radial technology will equip the new Airbus A380 .... VI-7

Earthmover *VI-8*
Michelin, solutions provider VI-8
Mines VI-8
Construction VI-9
Industry and ports VI-9
The largest tire in the world VI-10
Technological leadership through innovation VI-10
OE partnerships VI-11
Strong growth in the ultra-class dumper sector VI-11
Two-wheels *VI-12*
Three product segments VI-12
World motorcycle tire market (1/2) VI-12
World motorcycle tire market (2/2) VI-13
World scooter tire market VI-13
World bicycle tire market VI-14
Bicycle tire market shares VI-14

VII. THE OTHER MICHELIN ACTIVITIES VII

Distribution, Maps and guides, ViaMichelin VII-1

Distribution *VII-1*
Michelin has a strategic interest in owning a tire distribution business VII-1
Euromaster: gradual creation of the network VII-1
Euromaster: key figures VII-2
Tire distribution and maintenance service market calls for proximity and specific expertise VII-2
Euromaster services: passenger car and light truck VII-3
Euromaster services: truck VII-3
Brands marketed by Euromaster VII-4
Tire Centers, LLC VII-4
TCI today VII-5
Total TCI locations and TCI MRT retread plants VII-5
"T3" Certified Tire Centers VII-6
TCI: Centered on Service VII-6
Maps and guides *VII-7*
A strategic activity and a strong market position VII-7
A growing market stimulated by the development of tourism and the need for information VII-7
Strategic orientations VII-8
Leader in French-speaking countries, challenger in Southern Europe and less well known in Northern Europe and the rest of the world VII-8
2004: another year for innovation and new products VII-9
ViaMichelin *VII-9*
Positioning and profile VII-9
Services developed around a unique Europe-wide content VII-10
Multiple markets (1/2) VII-10
Multiple markets (2/2) VII-11

VIII. THE ENVIRONMENT VIII

Tire life cycle assessment, Raw material production, Environmental control of industrial sites, Impact of tire use on the environment, Recycling, Michelin Performance and Responsibility VIII

Tire Life Cycle Assessment VIII-1

Raw material production VIII-1

The components of a tire VIII-1
Rubber tree growing VIII-2

Environmental control of our industrial sites VIII-2

The impact of tire use on the environment VIII-3

What is rolling resistance? VIII-3
Rolling resistance: our technical progress VIII-3
Rolling resistance: awareness of our customers VIII-4

Recycling end-of-life tires VIII-4

We have several levers allowing us to globally reduce the impact of end-of-life tires VIII-4
Energy recovery by tire incineration VIII-5

Michelin Performance and Responsibility Report VIII-5

IX. SHARE AND SHAREHOLDERS IX

Stock market data, Share price history, Shareholders, Financial ratings, Corporate governance, Financial calendar IX-1

Stock market data IX-1

Share price history IX-1

Key figures IX-1
Comparative performance of the Michelin share and the CAC 40 index (1990-2003) IX-2
Comparative performance of the Michelin share, the World Automotive index and the World Tire index (1990-2003) IX-2
Comparative performance of Michelin, Bridgestone and Goodyear shares (1998-2003) IX-3
Comparative performance of the Michelin share and the CAC 40 index (2003) IX-3
Comparative performance of the Michelin share, the World Automotive index and the World Tire index (2003) IX-4
Comparative performance of Michelin, Bridgestone and Goodyear shares (2003) IX-4
Share price and daily trading volumes in 2003 .... IX-5

Shareholders IX-5

Key figures IX-5
Shareholder ownership structure IX-6

Financial ratings IX-6

Corporate Governance in the Michelin Group IX-7

A corporate structure that fully meets the requirements of corporate governance IX-7
Two categories of partners IX-7
A Partnership limited by shares IX-8
Clear separation of management and supervisory functions IX-8
Unlimited liability of the Managing Partners IX-9
Independent Supervisory Board IX-9

Financial calendar IX-10

Part I
Michelin identity card

Mission
Values
Organization
Key figures
Brands

Michelin Identity Card

Michelin's Mission

A driving force behind sustainable mobility

Michelin's mission is to contribute to the progress of personal and goods mobility and, beyond this, the development of society

Michelin operates in:

- *Tires and wheels*
- *Mobility assistance systems: Pax System, etc.*
- *Travel assistance services: ViaMichelin, GPS, Travel Guides, Road Maps, etc.*

MICHELIN FACT-BOOK 2003

Michelin Identity Card

Michelin's Values

Implementing our five values

- *Respect for Customers*
- *Respect for People*
- *Respect for Shareholders*
- *Respect for the Environment*
- *Respect for Facts*

Is at the very heart of the Michelin Performance and Responsibility approach

MICHELIN FACT-BOOK 2003

Michelin Identity Card

Michelin Performance and Responsibility Charter

Implementing our values, assuming our responsibilities



- Published in May 2003, this document spells out our values to facilitate their implementation within the framework of our mission.
- It is an ongoing indicator of our progress.

MICHELIN FACT-BOOK 2003

Michelin Identity Card

Michelin Performance and Responsibility Report

In the Charter, we explain our intentions, in this Report, we show our actions and first results

How we translate our values into practice

- In our « Performance and Responsibility Report », published in January 2004, we explain how we have striven, since our origins, to go from the expression of our five values to actions.
- We expose our convictions, our results, our improvement plans in every aspect of our activities and values.
- Our objective: to achieve a high level of performance, technically and economically, with responsibility, always considering the long term consequences of our decisions.

MICHELIN FACT-BOOK 2003


Michelin Identity Card
Organization
E. Michelin ← The Managing Partners → R. Zingraff
Group Executive Council
5 Geographical Zones
Europe
North America
South America
Africa Middle East
Asia Pacific
Technology Center
Passenger Car and Light Truck Product Line
Truck Product Line
Specialties Product Line Division
Other activities
Markets
Euromaster
TCI
11 Group Services
MICHELIN FACT-BOOK 2003
MICHELIN


Michelin Identity Card
Organization
E. Michelin ← The Managing Partners → R. Zingraff
GROUP EXECUTIVE COUNCIL
Thierry COUDURIER Truck Product Line
Hervé COYCO Passenger Car and Light Truck Product Line
Bernard VASDE-BONCOEUR Specialties Product Line Division
Didier MIRATON Technology Center
Jean-Marc FRANCOIS Asia Geographical Zone
Christian TSCHANN Europe Geographical Zone
Jim MICALI North America Geographical Zone
Michel CARON Quality & Org. Group Service
Jean MOREAU Personnel Group Service
Michel ROLLIER Finance Group Service
Supervises: Distribution Centers: •TCI •Euromaster Geographical Zone: •Africa Middle-East
Supervises: •Competition
Supervises: Product Lines: •Agricultural •Two-Wheels •Earthmover •Aircraft •Wheels •Components Group Service: •Purchasing Geographical Zone: •South America
Supervises: •Non-tire innovations
Supervises: Group Services: • Supply Chain Mgt. •Information Systems Business Unit: •ViaMichelin Product Line •Travel Publications
Supervises: Group Service: •Environment & Prevention
Supervises: Group Services: •Legal •Plans, Results and Mgt. Control
MICHELIN FACT-BOOK 2003
MICHELIN

Michelin Identity Card

Organization

The 9 Product Lines

- ***Passenger Car and Light Truck***
- ***Truck***

Specialties Product Line Division
- ***Agricultural***
- ***Aircraft***
- ***Components***
- ***Two-Wheel***
- ***Earthmover***
- ***Wheels***

- ***Travel Publications***

Business Units
- ***ViaMichelin***
- ***Michelin Lifestyle Limited***

Mission

To develop and add value to
- Michelin Group companies worldwide
- in their product family

MICHELIN FACT-BOOK 2003

Michelin Identity Card

Organization

The Passenger Car and Light Truck Product Line

A global Product Line

↓

A global OE TCO entity
+
Regional RT Business Units:
Marketing
Sales
Product
Manufacturing
Supply chain


TCO North America
North America RT
TCO Europe
Europe RT
TCO Asia
Asia RT
South America
Africa
Middle-East

MICHELIN FACT-BOOK 2003

Michelin Identity Card

Organization

The Truck Product Line

A global Product Line

↓

5 Regional Tactical Operating Units (UOTs):

Marketing
Sales
Product
Manufacturing
Supply chain


Europe
North America
Asia
South America
Africa
Middle-East

MICHELIN FACT-BOOK 2003

MICHELIN

Page I - 5

Michelin Identity Card

Organization

11 Group Services

Group Services:

- Provide back up and support

- Anticipate evolution in their sector

- Roll out general policies at Group level

- Purchasing
- Audit
- Environment and Prevention
- Finance
- Information Systems
- Corporate and Communications
- Legal
- Personnel
- Plans, Results and Management Control
- Quality and Organization
- Supply Chain Management

MICHELIN FACT-BOOK 2003

MICHELIN

Michelin Identity Card

Organization

5 Geographical Zones


Europe
North America
Asia
South America
Africa
Middle-East

Geographical Zones:

- *Represent the Group worldwide*
- *Steer worldwide expansion at Group level*

MICHELIN FACT-BOOK 2003

MICHELIN

Michelin Identity Card

Organization

A Technology Center across 3 continents


North America
Europe
Asia

The Technology Center prepares for the future:

- *Research into new products and processes*
- *Scientific and technical expertise*

MICHELIN FACT-BOOK 2003

MICHELIN

Michelin Identity Card

Key figures

Net sales growth (in € million)


18,000
16,000
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Europe
North America (incl. Mexico)
Other areas

Michelin 2003 net sales:
€15.4 billion
+5% / 2002 (at constant scope and exchange rates)

MICHELIN FACT-BOOK 2003

Michelin Identity Card

Key figures

2003 net sales by region


13%
52%
Europe
North America (incl. Mexico)
South America, Asia, Middle-East & Africa

MICHELIN FACT-BOOK 2003


Michelin Identity Card
Key figures
A worldwide presence
Headquartered in Clermont-Ferrand (France)
74 production sites in 18 countries
A sales network in some 170 countries
United Kingdom
Germany
France
Italy
Spain
Canada
United States
Mexico
Colombia
Brazil
Nigeria
China
Japan
MICHELIN FACT-BOOK 2003
MICHELIN


France: 8 plants
Bourges
Cholet
Clermont-Ferrand (2)
Lille
Montceau -les-Mines
Roanne
Toul
UK: 1 plant
Dundee
Poland: 1 plant
Olsztyn
Russia: 1 plant
Davydovo
Canada: 3 plants
Bridgewater
Kitchener
Pictou
Japan: 1 plant
Otha
China: 2 plants
Shen Yang
Shanghai
USA: 8 plants
Ardmore
Columbia
Dothan
Fort-Wayne
Greenville (2)
Opelika
Tuscaloosa
Mexico: 1 plant
Queretaro
Thailand: 2 plants
Laem Chabang
Phrapadaeng
Spain: 3 plants
Lasarte
Valladolid
Vitoria
Germany: 2 plants
Bad-Kreuznach
Bamberg
Brazil: 1 plant
Resende
Colombia: 1 plant
Cali
Romania: 1 plant
Victoria
Nigeria: 1 plant
Port-Harcourt
Italy: 2 plants
Cuneo
Turin
Manufacturing plants
(as of 12/31/2003)
Passenger Car & Light Truck Product Line


Canada: 1 plant
Waterville
France: 6 plants
Avallon (Retread)
Clermont-Ferrand (2)
La Roche / Yon
Poitiers
Tours
UK: 2 plants
Ballymena
Stoke on Trent
(Retread)
USA: 2 plants
Spartanburg
Covington
(Retread)
China: 1 plant
Shen Yang
Poland: 1 plant
Olsztyn
Hungary: 1 plant
Budapest
Thailand:
2 plants
Nongkae
Phrapadaeng
Spain:
2 plants
Aranda
Valladolid
(Retread)
Romania: 1 plant
Zalau
Brazil: 2 plants
Campo Grande
Resende (Retread)
Germany:
2 plants
Homburg
Karlsruhe
Colombia: 1 plant
Bogota
Nigeria:
1 plant
Port-Harcourt
Italy: 1 plant
Alessandria
Algeria: 1 plant
Hussein Dey
(Retread) = Retread only
Manufacturing plants
(as of 12/31/2003)
Truck *Product Line*


France: 14 plants
Bordeaux
Bourges
Clermont-Ferrand (4)
Epinal
Le Puy en Velay
Montceau-les-mines
Poitiers
Troyes (2)
Vannes
Tours
Canada: 2 plants
Waterville
Bridgewater
Poland: 1 plant
Olsztyn
China: 1 plant
Shanghai
Hungary: 1 plant
Nyiregyhaza
Thailand:
3 plants
Nongkae
Phrapadaeng
Rayong
Romania: 1 plant
Zalau
Spain:
4 plants
Aranda**
Lasarte
Valladolid
Vitoria
USA: 7 plants
Anderson
Louisville
Lexington
Nordwood
Scottsburg
Spartanburg
Winnsboro*
Colombia:
1 plant
Bogota
Brazil: 1 plant
Resende
Italy: 2 plants
Fossano
Trente
Germany: 2 plants
Solingen
Trier
* Winnsboro sold effective January 1, 2004
** Wheel production in Aranda discontinued during 2005
Manufacturing plants
(as of 12/31/2003)
Specialties
Product Line Division


PLANTATIONS
(as of 12/31/2003)
The plantations provide 3.6% of Michelin's natural rubber needs
Brazil:
2 plantations
1,848 people
Nigeria:
4 plantations
1,485 people

Michelin Identity Card

Main investments in 2003

Net investments (net CAPEX & net financial investments):

€ 1.25 billion in 2003

€ 0.87 billion in 2002

€ 1.07 billion in 2001

- *Passenger Car & Light Truck:*
  - further converting European and North American Passenger Car & Light Truck production lines to manufacture higher seats (17" and over)
  - Investments in Eastern Europe: Russia (Davydovo), Poland (Stomil) and Romania
  - Capacity increases in Thailand (Laem Chabang facility), and modernization of Shanghai Michelin Warrior facility in China
  - C3M Investments
- *Truck:*
  - Restructuring in France
  - Modernization of Stomil facility (Poland)
  - Capacity increases in Asia
  - Investments in North America: Spartanburg facility (X-One)
  - Colombia: radialization of Bogota facility
  - Investments in steel cords facilities in Europe, Brazil and China
- *Distribution: acquisition of Viborg distribution network*
- *Acquisition of minority stakes: Stomil (Poland) and Shen Yang (China)*
- *Acquisition of 2.7% of Hankook (Korea)*
- *Creation of a joint-venture with TIGAR (Yugoslavia)*

Michelin Identity Card

Brands & Brand Awareness

Our most valuable assets: our brands

A balanced brand portfolio

To support our global multi-brand strategy


Brand
MICHELIN
Kleber
UNIROYAL
BFGoodrich
Reason
Passion
TAURUS
WARRIOR
RIKEN
P&A Brands
Kormoran
SIAMTYRE
ICOLLANTAS
Price

MICHELIN FACT-BOOK 2003

Michelin Identity Card

Brands & Brand Awareness

Equity = Salience x Perceived Quality

EUROPE	Last update	MICHELIN Equity	MICHELIN Quality ranking	1st COMPETITOR in Market Share Equity	1st COMPETITOR in Market Share Quality ranking
France	Q2-2003	7.1	No. 1	3.9	No. 2
Germany	Q2-2003	6.4	No. 1	5.1	No. 2
UK	Q2-2003	6.2	No. 1	5.5	No. 4
Italy	Q2-2003	6.6	No. 1	5.8	No. 2
Spain	Q2-2003	6.3	No. 1	3.9	No. 4
Belgium	Q2-2003	8.4	No. 1	7.4	No. 2
Greece	Q2-2003	7.4	No. 1	5.3	No. 2
Poland	Q2-2003	6.8	No. 1	6.1	No. 2
Russia	Q2-2003	5.4	No. 1	5.2	No. 2
Sweden	Q2-2003	5.7	No. 1	4.4	No. 2
Switzerland	Q2-2003	5.4	No. 1	3.9	No. 2
USA	June 2002	7.6	No. 1	7.2	No. 2
Canada	Q3-2002	7.6	No. 1	6.5	No. 3
Brazil	H1-2002	6.0	No. 2	7.1	No. 2
Japan	Q3-2002	5.1	No. 2	8.4	No. 1
Thailand	Q3-2002	7.9	No. 1	7.8	No. 2
Australia	Q3-2002	5.9	No. 2	6.3	No. 3
China	Q3-2002	6.4	No. 1	4.5	No. 8

Ranking from 1 to 10 (10: optimum)
Source: Michelin

MICHELIN FACT-BOOK 2003

Part II

Tire basics

How to read a tire

Tire components

Tire technology

Tire production



How to read a tire?

The markings: an international obligation



The "Bib" logo indicates the wear indicator location
Registered trade mark
Registered trade mark
Code of the production plant managed by the DOT
Dimension code managed by manufacturer
Week and year of production
Optional code that all manufacturers are authorized to manage according to their own rules

MICHELIN FACT-BOOK 2003

MICHELIN



How to read a tire?

Sidewall



205/55
R
16
TUBELESS
1. 2. 3. 4. 5. 6. 7.

How to Read a Sidewall

1. 205 - Width of the tire in millimeters.
2. 55 - Aspect ratio (this sidewall's height is roughly 55% of the tire width).
3. R - For Radial construction.
4. 16 - Diameter of the wheel (in inches) on which the tire fits.
5. 88 - Numerical code associated with the maximum load a tire can carry.
6. V - Speed rating (this tire could sustain speeds up to 149 mph).
7. XGT V - Manufacturer's name for tread design and architecture.

NOTE:
Some size designations may be preceded by a "P," signifying Passenger.

MICHELIN FACT-BOOK 2003

MICHELIN

MICHELIN

How to read a tire?

Speed ratings

Speed Rating	Maximum Speed Km/h	Maximum Speed MPH	
M	130	81	
N	140	87	
P	150	93	
Q	160	100	
R	170	106	
S	180	112	
T	190	118	
H	210	130	
V	240	149	
V*	240+	140+	
W	270	168	ZR** ↓
Y	300	186	
	300+	186+	

(W and Y speed ratings are sub-categories of Z)

Passenger Car Segments	Speed Rating
Mass-market	S, T
Performance	H, V, Z
of which High Performance	V, ZR

MICHELIN FACT-BOOK 2003

MICHELIN

Tire components

Structure of a tire

Plain looking on the outside

Sophisticated on the inside


Crown reinforcement:
Tread band and tread groove design
Nylon belt plies
Steel belt plies
Separation rubber
Sidewall
Casing ply
Casing ply turn-up
Rim flange in the form of a bead heel
Reinforcement
Airtight rubber interior
Bead wire

MICHELIN FACT-BOOK 2003

MICHELIN


Tire technology
Product development (1/2)
Tires are designed to:
- Carry
- Guide
- Transmit
- Absorb
- Roll, and
- Last
Dry and wet grip
Comfort
Endurance
Wear
Handling
Rolling resistance
The performance compromise
3 adjustment areas
• Architecture and tread design
• Components:
• rubber mixes
• reinforcements
• Tire pressure
MICHELIN FACT-BOOK 2003
MICHELIN


Tire technology
Product development (2/2)
Product definition
Performance
The product development cycle
Architecture
Tread design
Prototype
Testing
Components
Rubber mixes
Reinforcements
Performance model
Wet and dry grip
Noise
Comfort
Endurance
Wear
Fuel consumption
MICHELIN FACT-BOOK 2003
MICHELIN



Tire technology

Cross-ply architecture (1/2)



A casing made up of alternate cross plies, a technique derived from bandages used in medicine.

Cross-ply structure: the leading tire standard from the '20s to the '60s.

- *Several textile plies are laid obliquely running from bead to bead in alternate directions.*
- *Ply number depends on a tire's size and load bearing capacity.*
- *The number and thickness of plies is the same at the crown as on the sidewalls.*



MICHELIN FACT-BOOK 2003

MICHELIN



Tire technology

Cross-ply architecture (2/2)

Cross-ply structure: the leading tire standard from the '20s to the '60s.

Limited service life and poor value for money are due to:

- *Excessive rigidity*
- *Superimposed ply friction caused by repeated flexion*
  - overheating
- *Poor lateral grip:*
  - causing the tire to slide heavily on the road
  - quick wear on winding roads





MICHELIN FACT-BOOK 2003

MICHELIN

MICHELIN



Tire technology

Radial architecture (1/2)

Radial structure: today's tire standard invented by Michelin in 1946

- The Radial unfolds its secrets: parallel carcass arches and a belt reinforced with steel wires
  - *Total separation of the functions of the sidewalls and crown.*
  - *Reinforcement:*
    - fabric carcass arches forming a kind of tube
    - surmounted by two layers of metal cords crossed at an appropriate angle (around 20°).
- A morphology ensuring that the tire sits completely flat on the road surface.



MICHELIN FACT-BOOK 2003



Tire technology

Radial architecture (2/2)

Radial structure: today's tire standard invented by Michelin in 1946

A revolution in tire design:

- *Extensive pliability of a Radial's sidewall:*
  - tremendous vertical flexibility
  - high level of ride comfort.
- *Extra wide road contact surface enables enhanced:*
  - Direct steering
  - Direction control when tackling disruptive transversal factors (sharp banking, gusts of wind)
  - Wear resistance
- *Sharply reduced heat build-up:*
  - Enabling riding at far greater speeds



MICHELIN FACT-BOOK 2003



Tire technology

A key benefit of silica: lowering tire rolling resistance


Energy absorbed by the tire
1
Rolling resistance bracket
1000
Grip bracket
Frequency 1 M Hz

.... High grip rubber compounds
low rolling resistance rubber compounds
—— New-generation silica compound combining low rolling resistance and good grip

"Green X" tire (1993) by Michelin: less rolling resistance for the same high rubber grip properties.

MICHELIN FACT-BOOK 2003



Tire production

The standard production process


RUBBER COMPONENTS
FABRIC CORDS
Twisting
Cabling
MILLING
STEEL CORDS
Wire-drawing
Cabling
BUILD-UP
CONFORMATION
CURING
Tread band

Producing perfect, constant quality tires calls for a complex, delicate and slow manufacturing process prior to curing

MICHELIN FACT-BOOK 2003



Tire production

The production stages

- Preparation of semi-finished products
- Assembly
  - *confection*
  - *finishing*
- Curing
- Control



MICHELIN FACT-BOOK 2003

MICHELIN

Part III

The world tire market

Key elements

Raw materials

Competitive landscape

World Tire Market

Key elements

Tires: a US$71bn market in 2002

A long-term growth trend

In 20 years, the tire market more than doubled in dollar terms.


80
70
60
50
40
30
20
10
0
83 84 85 86 87 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02

Source: Rubber & Plastics News - September 2003

MICHELIN FACT-BOOK 2003

World Tire Market

Key elements

World Market by Product Line

Passenger Car & Light Truck + Truck = close to 85% of total market


3.4%
0.6%
5.9%
6.7%
51.1%
32.4%
Passenger car / Light truck
Truck
Earthmover
2-Wheels
Agricultural
Aircraft

Source: Michelin estimates

MICHELIN FACT-BOOK 2003

World Tire Market

Key elements

A global and geographically balanced market


South America 6%
North America 29%
Middle East & Africa 7%
Asia (excl. Japan) 21%
Japan 9%
Europe 28%

Source: LMC 2003, Michelin estimates

2002 passenger car, light truck and truck tires sales volumes (in tons)
1 Truck tire ~ 6 Passenger Car and Light Truck tires

Europe + North America + Japan = Close to 70% of the market

MICHELIN FACT-BOOK 2003

MICHELIN

Page III - 2

World Tire Market

Key elements

Original Equipment (OE) and Replacement (RT) markets


Tire makers
Original Equipment Manufacturers (OEMs)
Original Equipment = Sales to vehicle manufacturers (car, truck...)
Replacement = Sales to tire distributors (tire dealers, car specialists...)
New vehicles are equipped with the "original" 1st set of tires
Sales of tires to "replace" the original tires
Tire Distribution
Consumers End-users

Tire makers have 2 sales channels:

Original Equipment (OE) and Replacement (RT) also called After-market

MICHELIN FACT-BOOK 2003

MICHELIN

World Tire Market

Key elements

3 out of 4 tires are replacement tires

World market (2003)

Passenger Car and Light Truck
994 million tires

- □ Passenger car and Light truck Original Equipment
- ■ Passenger car and Light truck Replacement


28%
72%

Truck
127 million tires (Radial + Bias)


14%
86%

- □ Heavy truck Original Equipement
- ■ Heavy truck Replacement

Source: Michelin

MICHELIN FACT-BOOK 2003

World Tire Market

Raw materials

Breakdown of raw material needs

Raw materials:
22.5% of Michelin net sales
37% of cost of goods sold


Textile and Steel Cords 17%
Natural Rubber 24%
Chemicals 11%
Synthetic Rubber 23%
Carbon black and Silica 25%

At December 31, 2003

MICHELIN FACT-BOOK 2003

World Tire Market

Raw materials

Oil by-product prices are weakly correlated to oil barrel prices

Oil (brent, US$)
+ 15%, 2003/ 2002
- 5%, Jan. to Dec. 03

Butadiene (in US$):
+ 37%, 2003/ 2002
+ 4%, Jan. to Dec. 03

Styrene (in US$):
+ 32%, 2003/ 2002
+ 22%, Jan. to Dec. 03

Carbon black
(in US$/ US quality):
+ 16%, 2003/ 2002
- 25%, Jan. to Dec. 03


Comparative evolution of oil and monomer prices
(base 100 = January 2002)
220
200
180
160
140
120
100
80
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Nov-03
Brent US$/BL
Butadiene UScents / LB
Styrene UScents / LB
Feedstock US

MICHELIN FACT-BOOK 2003

World Tire Market

Raw materials

Natural Rubber

Natural Rubber price up 35% in 2002/ 2001 and again 35% in 2003/ 2002

(Sing $ / kg)


Evolution of Natural Rubber prices since January 1993
250
200
150
100
50
0
Sing $/ kg
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
Natural Rubber RSS3, annual averages

MICHELIN FACT-BOOK 2003

World Tire Market

Raw materials

Natural Rubber: world demand expected to grow with China as the main driving force


Natural Rubber consumption
10,000
8,000
6,000
4,000
2,000
0
kilotons
13%
19%
20%
20%
1995
2003
2004
2005
World
China


Natural Rubber production
World
Thailand
Indonesia
Malaysia
China consumption
10,000
8,000
6,000
4,000
2,000
0
kilotons
1995
2003
2004
2005

Although supply is forecasted to be in balance with demand, the sentiment may remain tense and induce speculative activities

Source: IRSG (International Rubber Study Group)

MICHELIN FACT-BOOK 2003

World Tire Market

The competitive landscape

A concentrated industry


18.4%
17.4%
3.7%
19.2%
19.1%
6.8%
3.8%
3.3%
2.4%
2.0%
1.9%
1.8%
Goodyear
Sumitomo
Michelin
Bridgestone
Continental
Pirelli
Yokohama
Cooper
Kumho
Toyo
Hankook
Others

3 global players: 59%

7 mid-size players: 22%

Others (local and niche players): 18%

Source: Rubber & Plastics News - September 2003

MICHELIN FACT-BOOK 2003


World Tire Market
The competitive landscape
The 10 major tire makers in 1981
and the market structure in 2003
1981
2003
GOODYEAR
MICHELIN
FIRESTONE
BRIDGESTONE
DUNLOP
PIRELLI
BF GOODRICH
CONTINENTAL
UNIROYAL
GENERAL
GOODYEAR + DUNLOP
BRIDGESTONE (Firestone)
MICHELIN (Uniroyal-Goodrich)
CONTINENTAL (General)
PIRELLI (Armstrong)
A concentrating industry
MICHELIN FACT-BOOK 2003
MICHELIN


World Tire Market
The competitive landscape
2002 tire sales in % of the major
tire manufacturers' net sales
Close to 100%
80%
89%
45%
45%
Michelin
Bridgestone
Goodyear
Continental
Pirelli
The 3 global tire manufacturers (Michelin, Bridgestone, Goodyear):
Tires > 80% of net sales
Tires are their core business
Source: 2002 Annual reports
MICHELIN FACT-BOOK 2003
MICHELIN

World Tire Market

The competitive landscape

% breakdown of net sales by region of the major tire manufacturers in 2002

(all business lines except for Goodyear and Pirelli: tires only)

Major markets of the 3 largest tire manufacturers

***Michelin:* Europe (48%)**

***Bridgestone:* Asia (46%)**

***Goodyear:* North America (54%)**


13%
39%
48%
46%
44%
11%
19%
54%
27%
9%
26%
65%
32%
8%
60%
Michelin
Bridgestone
Goodyear (tires)
Continental
Pirelli (tires)
Asia - South America - Middle East & Africa
North America (incl. South America for Bridgestone)
Europe

MICHELIN FACT-BOOK 2003

Source: 2002 Annual reports

Page III - 7

World Tire Market

The competitive landscape

% R&D costs / net sales per manufacturer (global players)

An R&D - intensive industry


4.2%
4.4%
4.5%
4.6%
3.0%
2.9%
3.0%
2.9%
2.7%
2.7%
Michelin
Bridgestone
Goodyear
2000
2001
2002
2003

Source: Annual reports

MICHELIN FACT-BOOK 2003


World Tire Market
The competitive landscape
Market value and R&D content by tire segment
Worth of the world market (in euros)
Entry barriers for high-margin segments
Passenger RT ST
Radial Truck
Passenger OE
Passenger VZ
Bias Truck
Earthmover
Agricultural
Bicycle
Bias Motorcycle
Bias Aircraft
Radial Motorcycle
Radial Aircraft
-
R&D content
+
Source: Michelin
MICHELIN FACT-BOOK 2003
MICHELIN

Page III - 8


World Tire Market
The competitive landscape
% capital expenditures / net sales per tire manufacturer (global players)
A capital-intensive industry
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2000
2001
2002
Michelin (incl. the creation of SMW joint stock company in 2001)
Bridgestone
Goodyear
Source: Annual reports
Published accounts restated to ensure comparison with Michelin accounts
MICHELIN FACT-BOOK 2003
MICHELIN

World Tire Market

The competitive landscape

Operating margin per manufacturer (tire business)


12%
11%
10%
9%
8%
7%
6%
5%
4%
3%
2%
1%
0%
2000
2001
2002
Michelin
Bridgestone
Goodyear
Continental
Pirelli
Cooper

Source: Annual reports, Michelin estimates

Operating margin = net sales - cost of sales - S, G & A expenses

Published accounts restated to ensure comparison with Michelin accounts

MICHELIN FACT-BOOK 2003

Part IV

The passenger car & light truck tire market

- World market
- Most dynamic market segments
- Growth rates by geographical zone
- Innovation
- RT & OE market shares
- Meeting consumer expectations
- Building brand equity
- Meeting carmaker expectations
- Meeting dealer expectation
- Product innovation
- Continued mobility
- Tire pressure monitoring systems

2003 World tire market breakdown (in units)

Est. 2003 World market = 994 million tires

Europe + North America = 2/3 of the total market


6%
1%
33%
24%
Europe
North America
Asia
Africa/Middle East
South America


28%
72%
Original Equipment (OE)
Replacement (RT)

MICHELIN FACT-BOOK 2003 Source: Michelin

World market tire growth rates

A steadily growing market for the next 5 years

Expected growth rates of the world tire market (2002/2008):
RT + OE: +2.6% p.a
RT: +2.7% p.a
OE: +2.4% p.a


1 400
1 200
1 000
800
600
400
200
0
Million tires
RT + OE (World)
RT (World)
OE (World)
+2.7% p.a.
2002
2003
2004
2005
2006
2007
2008

MICHELIN FACT-BOOK 2003 Source: Michelin


Original Equipment market growth
Mainly driven by Asia
2003 OE world tire market:
North America: 29%
Europe: 32%
South America: 3%
Middle-East/Africa: 2%
Million tires
North America (NAFTA)
+0.34%
80
Europe
+1.5%
89
Asia
+6.2%
96
South America
+1.2%
8
Middle-East/Africa
+6.2%
7
Growth Pace OE 2003-2008
MICHELIN FACT-BOOK 2003
Source: Michelin
MICHELIN


Replacement market growth
Balanced across the world
2003 RT world tire market:
North America: 35%
Europe: 33%
Asia: 21%
South America: 5%
Middle-East/Africa: 6%
Million tires
North America (NAFTA)
+2%
249
Europe
+3.3%
235
Asia
+3.2%
149
South America
+2.2%
33
Middle-East/Africa
+2.7%
48
Growth Pace RT 2003-2008
MICHELIN FACT-BOOK 2003
Source: Michelin
MICHELIN

The 2003 world tire market by product segment (OE+RT)

Performance (H, VZ) and SUV count for 37% of the market (OE + RT)


11%
14%
52%
Passenger Car - Mass-market ST
Passenger Car - Performance H
Passenger Car - Performance VZ
SUV
Light Truck

Source: Michelin

MICHELIN FACT-BOOK 2003

The most dynamic market segments

The most dynamic segments of the tire market:
High performance (VZ)
Winter
SUV


VZ: 139 M Tires in 2005
100
111
119
140
Year 2002:
Base 100 in
Total Segment volume
(OE+RT Worldwide)
Winter: 85 M in 2005
100
104
107
111
SUV: 135 M in 2005
100
104
112
118

SUV: Sport Utility Vehicle

Source: Michelin

MICHELIN FACT-BOOK 2003

The most dynamic market segments
Winter

Europe (incl. CEI) accounts for 72% of total 2002 Winter Tire sales and will post steady growth over the next 5 years

Japan accounts for 90% of volume sold in Asia

2002 Worldwide Market: 78 m tires


Asia
19%
North America
9%
Europe
72%

Germany accounts for 77% of volumes sold in Europe in 2002 and 69% in 2008

Market seasonality: in Europe, 80% of Winter tire sales are made in the second year-half, due to weather conditions

Source: Michelin

MICHELIN FACT-BOOK 2003 MICHELIN

The most dynamic market segments
Winter

Main reasons explaining winter market growth:

- Consumers are attracted to winter tires owing to poor adherence of larger tires on ice and snow
- Drivers more and more conscious of safety aspects owing to Insurance company awareness building efforts
- External prescription (Consumer reports, ADAC, Medias)
- Tire manufacturers built up their winter product offering and marketing drives

MICHELIN FACT-BOOK 2003 MICHELIN


The most dynamic market segments
Performance
8% p.a global growth for 2002 - 2008 in Performance tires (H to Z Speed Indices)
Asia 23%
Europe 57%
North America 20%
2002 Worldwide Performance tire Market: 242 Million tires
Asia 21%
Europe 55%
North America 24%
2008 Worldwide Performance tire Market: 380 Million tires
Source: Michelin
MICHELIN FACT-BOOK 2003
MICHELIN


The most dynamic market segments
SUV
4.5% p.a. global growth in SUV OE+RT tires for 2002 - 2008 driven by North America
North America 71%
Europe 8%
Asia 21%
2002 Worldwide SUV tire market: 114 million tires
North America 71%
Europe 10%
Asia 19%
2008 Worldwide SUV tire market: 149 million tires
Source: Michelin
MICHELIN FACT-BOOK 2003
MICHELIN

The most dynamic market segments

Tires tend to evolve towards the higher speed index bracket

Increasingly heavy platforms and powerful engines push tire speed indices up and create specific tire expertise requirements from the automotive Industry


100%
80%
60%
40%
20%
0%
1998 1999 2000 2001 2002 2003 2004 2005 2006
W,Y,Z
V
H
T
S
Q
Europe
(OE market)


North
America
(OE market)
100%
80%
60%
40%
20%
0%
1998 1999 2000 2001 2002 2003 2004 2005 2006
W,Y,Z
V
H
T
S
P

MICHELIN FACT-BOOK 2003 Source: OE Speed Index Evolution - LMC 2003

MICHELIN

The most dynamic market segments

Tires tend to be larger

New car platforms are increasingly larger and heavier from one generation to the next, requiring larger rims to bear the load and corresponding larger braking systems


100%
80%
60%
40%
20%
0%
1998 1999 2000 2001 2002 2003 2004 2005 2006
18
17
16
15
14
13
12
Europe
(OE market)
Seat diameter
in inches


North
America
(OE
market)
100%
80%
60%
40%
20%
0%
1998 1999 2000 2001 2002 2003 2004 2005 2006
18
17
16
15
14

The worldwide trend matches consumer demand driven by Europe and North America

MICHELIN FACT-BOOK 2003 Source: OE Speed Index Evolution - LMC 2003

MICHELIN

MICHELIN


World tire market:
healthy balance between
mature & emerging markets
MATURE MARKETS
Japan
Western Europe
Canada
USA
0 200 400 600 800
□ 2002
■ 2006P
MATURE MARKETS:
Slow growth (+1.7%) offset
by huge volume base
drives a 47m tire sales
increase in 4 years
EMERGING MARKETS
Russia
BUMGK
Central Europe
Mexico
China
0 50 100 150
□ 2002
■ 2006P
EMERGING MARKETS:
Low base offset by
huge growth rate (+9% p.a)
drives 44m + increase
in tire sales in 4 years
BUMGK: Bielorussia+
Ukrenia+Moldavia+
Georgia+Kasakstan
MICHELIN FACT-BOOK 2003 Source: Michelin
MICHELIN


Asia, as a whole, will enjoy
significant growth (+4.5% pa)
from 2002 to 2006
Asia:
A growing market
but
with a wide disparity of market variances by country
- stable market in Japan
- booming market in China
Asia
(OE + RT
2002
market)
51%
13%
9%
11%
□ Japan
China
□ Malaisia & Indonesia
□ Korea
■ Thailand
□ Others
Total Asia
Japan
Korea
Thailand
Malaisia & Indonesia
China
0 100 200 300
2002
□ 2006P
Million tires
(OE + RT market)
MICHELIN FACT-BOOK 2003 Source: Michelin
MICHELIN

A striking feature of the tire business: innovation is rapidly integrated and rolled out

Silica

Roll out of Silica as key component to improve rolling resistance while maintaining wet performance

Weight of silica production in total Michelin production


100
80
60
40
20
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

MICHELIN FACT-BOOK 2003 Source: Michelin

Tire manufacturer competitive landscape
Replacement market shares

Michelin: a balanced market share between Europe and North America

2002 estimated market shares in the European RT market (excl. Russia + BUMGK)

2002 estimated market shares in the North American RT market


17%
24%
18%
10%
9%
22%
22%
28%
6%
2%
16%
26%
Michelin Group
Bridgestone Group
Goodyear Group
Pirelli Group
Continental Group
Others

MICHELIN FACT-BOOK 2003 Source: Michelin


Tire manufacturer competitive landscape
Original Equipment market shares
Michelin: a balanced market share between Europe and North America
2002 estimated market shares in the European OE market
(excl. Russie + BUMGK)
4%
28%
27%
13%
11%
17%
2002 estimated market shares in the North American OE market
3%
13%
23%
1%
32%
27%
Michelin Group
Bridgestone Group
Goodyear Group
Pirelli Group
Continental Group
Others
MICHELIN FACT-BOOK 2003 Source: Michelin
MICHELIN


Tire manufacturer key challenges:
Meeting consumer expectations
Widely different car fleet characteristics per geographical zone
Car Park Segmentation 2003
Medium
Pickup
SUV
Minivan
MPV
Sporty
Luxury
Small
0%
20%
40%
60%
North America
Western Europe
Asia
MICHELIN FACT-BOOK 2003 Source: Michelin
MICHELIN

Meeting consumer expectations

Meeting moving expectations

Customers expectations are moving even within the same geographical market

Customers expectations by product segment in North America (2003)


Mud Traction
Ice Traction
Noise
Snow Traction
Comfort
Hydroplaning
Handling
Wet Braking
Tread Life
0%
5%
10%
15%
20%
25%
HP (Sport)
4x4
SUV
Broadline

MICHELIN FACT-BOOK 2003 Source: Michelin

Meeting consumer expectations

Big differences from one zone to the other

Driver annual mileage (km)

North America	*19 500*
Europe	*14 000*

Flat occurrence (%)

North America	*32%*
Europe	*15%*

Ownership of of winter tires:

Germany: 76%
Japan : 26%
USA : <5%

MICHELIN FACT-BOOK 2003 Source: Michelin


Meeting consumer expectations
A product offer adapted to local markets
with different requirements
North America (OE+RT)
(NAFTA)
Europe (OE+RT)
Significant segment variations between geographical zone
Performance H
Performance VZ
Light Truck
SUV
Mass-market T
11%
6%
7%
52%
24%
22%
49%
19%
3%
7%
Asia (OE+RT)
9%
13%
48%
20%
10%
2003 market breakdown (OE + RT)
MICHELIN FACT-BOOK 2003
Source: Michelin
MICHELIN

Page IV - 11


Meeting consumer expectations
A product offer adapted to local markets
with different demands
North America (OE+RT) (NAFTA)
Europe (OE+RT)
3%
2%
95%
Summer
All Seasons
Winter
22%
3%
75%
Asia (OE+RT)
6%
7%
87%
2003 market breakdown (OE + RT)
MICHELIN FACT-BOOK 2003
Source: Michelin
MICHELIN

Meeting consumer expectations

An answer to an unexpressed market expectation: a tire, service included

OnWay program :

Successful launch in France in September 2003. Next step is Germany (2004)



Michelin OnWay: 3 services offered free for each Michelin car or passengercar tire purchased

Tire Damage Warranty
in case of puncture, shock, theft, vandalism, if the tire can be repaired, motorists will have it
repaired free of charge. If it cannot be repaired, they will be compensated according to the degree of tire wear.

Tire assistance
Even if a puncture occurred in the middle of the night, assistance would be at hand within an hour!

If the spare tire is in good condition, the repairman will mount it free of charge. If not, the vehicle will be towed and/or passengers put up in a hotel or brought back free of charge.

SOS Direction: if you are looking for a service station, a hotel, a restaurant or an itinerary anywhere
in Europe, just call in and Michelin will solve the problem for you with one of the Michelin Red Guide
and Via Michelin solutions.

Plus useful advice on purchasing and use of tires.

All Michelin OnWay services are available throughout Europe, round the clock and all year-round on telephone request.

MICHELIN FACT-BOOK 2003

Tire manufacturer key challenges: Building Brand Equity

OE/RT Loyalty

OE Loyalty figures (loyalty at first replacement) show Michelin stands out as "best of class" tire manufacturer in North America and Europe.


Michelin
Comp.#1
Uniroyal
Comp.#2
Average loyalty rate: 32%
Comp.#3
Comp.#4
BFGoodrich
Comp.#5
5%
15%
25%
35%
45%
55%
USA 2003 OE/RT Loyalty Rate

OE Business gives end-consumers an opportunity to test and appreciate our products.


Michelin
Average loyalty rate: 56.5%
Comp.#1
Comp.#2
Comp.#3
Comp.#4
Comp.#5
Comp.#6
Europe OE/RT Loyalty Rate
35%
40%
45%
50%
55%
60%
65%
70%
75%

MICHELIN FACT-BOOK 2003 Source: Lieberman 2003 (USA) / CSA 2002 (Europe)

Building Brand Equity

End Consumer

End-Consumer:

"In a context of stiff competition, end-users acknowledge Michelin's high quality standards."

Country	Date	Michelin Equity Ranking	Michelin Quality Ranking
France	Q2-2003	N°1	N°1
Germany	Q2-2003	N°1	N°1
USA	Q2-2002	N°1	N°1
Canada	Q3-2002	N°1	N°1
Brazil	H1-2002	N°4	N°2
Japan	Q3-2002	N°5	N°2
China	Q3-2002	N°1	N°1

Equity = Salience x Perceived Quality

Ranking from 1 to 10 (10: optimum)
Source: Michelin

MICHELIN FACT-BOOK 2003 MICHELIN

Building Brand Equity

Racing activities

Competition reflects our pride in our technical expertise and provides an opportunity to share our passion for excellence with the most demanding actors





MICHELIN FACT-BOOK 2003 MICHELIN

MICHELIN

Tire manufacturer key challenges: Meeting carmaker expectations

Support Carmakers:

- ***in their research efforts to improve performance***
- ***in their mission to adapt to new legal standards***
- ***in their mission to better meet end-user expectations***

MICHELIN FACT-BOOK 2003

Page IV - 14

Meeting carmaker expectations

"More car per car" Trend

OEM'S rules of the game


Safety
•Handling
•Crash avoidance
•All weather
•No rolling over
Regulations
Environment
• Pollution
• Road infrastructure
• Noise
• Recyclability
Extended home
•Comfort
•Roominess
•Less noise
•Communication
Cost
• Purchasing / Leasing
• Fuel consumption
• Maintenance
• Repair
• Services

MICHELIN FACT-BOOK 2003


Meeting carmaker expectations
How does this affect the tire business?
Tires contribute to the "more car per car" trend
Safety
•Extended mobility
•Electronic tire
•Tire Pressure Monitoring Systems
•Endurance
•Winter
Regulations
Environment
• Pollution
• Road infrastructure
• Noise
• Recyclability
Extended home
•Comfort
•Extended Mobility
•Increasing weight of vehicles
•Increase seat diameter
Cost
• Wear / mileage
• Rolling resistance
• Customer Relationship Management/assistance
• Warranty
MICHELIN FACT-BOOK 2003
MICHELIN


Tire manufacturer key challenges:
Meeting carmaker expectations
"Sell-in" sales =
"Sell-out" sales
variations in dealer inventories
Tire manufacturers
"Sell-in" sales =
Tire manufacturer sales
Distribution
Inventories
Market follow-up:
trade organizations such as ERMC or RMA
"Sell-out" sales =
Dealer sales
Replacement Market Organization flowchart
Market follow-up:
marketing surveys such as dealer panel or market feed-back
Consumers
End-users
MICHELIN FACT-BOOK 2003
MICHELIN

Meeting dealer expectations

Distribution: multiplicity of distribution players and profiles across the world

Distribution is the link between our product offer and the end-consumer

% of Sell-out market

USA 2003

Channel	*Weight in the Market*
Mass Merchants	16%
Warehouse	5%
Tire manufacturers stores	10%
Independants	44%
Large/Media Dealers	18%
Car shops	4%
Car Dealers	3%

China 2003

Channel	*Weight in the Market*
Tire Specialists	82%
Car Dealers	3%
Car shops	6%
Garages	7%
Others	2%

Germany 2003

Channel	*Weight in the Market*
Tire specialists	55%
Car Dealers	33%
Car shops	11%
Others	2%

MICHELIN FACT-BOOK 2003 Source: Michelin

MICHELIN

Meeting dealer expectations

Michelin's challenge is to ensure distribution through the best partners in terms of advice, service & price/quality ratio in each territory to promote loyalty to our products and services

Michelin 's Mission towards Distribution Partners:

- Develop Brand advocacy
- Offer and monitor best supply-chain solutions
- Promote and monitor top notch point of sale professionalism
- Ensure point of sales staff training
- Build joint marketing operations with dealers
- Introduce/develop e-business solutions to improve efficiency
- Ensure adequate support to the smaller players through partnership arrangements

MICHELIN FACT-BOOK 2003

MICHELIN

MICHELIN

Tire manufacturer key challenges: Product innovation

Main research axes:

- ***Security***
- ***Handling***
- ***Environnement***
- ***Pleasure***

MICHELIN FACT-BOOK 2003 MICHELIN

Product innovation

European end-user expectations

Tire Performance on wet surface is key to European end-user expectations


Road-holding performance on a wet surface 87%
Braking distance 85%
Road-holding on a snowy or icy surface 78%
Road-holding performance at high speed 72%
Ability to maintain constant performance levels 71%
Tire's ability to withstand shocks 70%
Ttire's ability to do lots of mileage 68%
Driving comfort 68%
Fuel efficiency 57%
Keep driving in case of a flat 56%
Environmental protection 50%
Aesthetic aspect 20%

MICHELIN FACT-BOOK 2003 Source: Research International 2003 MICHELIN

MICHELIN

Product innovation

North American end-user expectations

Tire Performance wet surface is the second most important criterion in North America, well behind tread life


Treadlife
21%
Wet Braking
18%
Handling
14%
Hydroplaning
11%
Comfort
10%
0%
5%
10%
15%
20%
25%
Level of importance North America

MICHELIN FACT-BOOK 2003 Source: Michelin / Lieberman 2002

Product innovation

Improving tire performance on wet surfaces

Generation after Generation, Michelin aims at improving adherence

Tire Performance on wet surface is the first end-consumer expectation


Evolution of Michelin passenger car tire performance in terms of grip on wet roads
(base 100: MXT tire)
140
130
120
100
MXT
ENERGY MXT
ENERGY 2
ENERGY 3
1988
1992
1997
2003

MICHELIN FACT-BOOK 2003 Source: Michelin

Product innovation

Improving environmental impact of tires


Reduction in rolling resistance on Michelin passenger car tires
(in kg/t)
30
25
20
15
10
5
0
First pneumatic tire
Radial tire
Green tire
Energy 3 tire
Proxima tire
1946
1992
2003


End-of-life tire recycling rate in 2001
(as a percentage)
100
80
60
40
20
0
Western Europe
Japan
North America
Brazil
Energy recovery
Others/landfills
Material recovery
Export
Retreading within zone

MICHELIN FACT-BOOK 2003 Source: Michelin

Tire manufacturer key challenges: Continued mobility

Continued Mobility is the ability to keep driving in any situation of pressure loss.

The 4 major expectations of customers, carmakers and drivers:

- →*Mobility*
  - →***Greater safety, more freedom, enhanced driving comfort***
- →*Environment protection*
- →*Vehicle redesign*
  - → ***Increased passenger and cargo space***
  - → ***Enhanced power steering***
- →*New services*

MICHELIN FACT-BOOK 2003

Continued mobility
A budding worldwide market
Carmaker expectations

- *Spare wheel elimination accelerates and opens the road to innovation in rethinking vehicle design.*
- *Carmakers demand a "tire based" solution and pull innovation beyond Run-Flat in the market place.*
- *Today:*
  - →*Multiple solutions with different potentials are under evaluation in the market.*
  - →*Demand is growing significantly but technical trade-offs may limit the pace of development.*

MICHELIN FACT-BOOK 2003

MICHELIN

Continued mobility
A budding worldwide market
Consumer expectations

Attitudes towards vehicle downtime (extremely or very important)

Consumers express their needs for increased mobility and safety


Be able to keep driving to a repair location without damaging the rim or wheel
Safety
72%
A tire that can be driven on after losing pressure
Safety + Peace of Mind
66%
Receive an assistance on location
Comfort + Peace of Mind
52%
Not to have to change the tire by myself
Comfort
47%
Get a courtesy vehicle immediately
Comfort + Peace of Mind
42%
Get information on the repair locations
Comfort + Peace of Mind
41%
Turn on an alert system so I can be located
41%
Get advice on the steps involved in changing a tire (US: how to change a tire myself)
34%
None of these
12%

Base: 4 countries (Japan / USA / France / Germany)

Source Michelin: Research International Extended Mobility Study 2003

MICHELIN FACT-BOOK 2003

MICHELIN

MICHELIN

Continued mobility
A budding worldwide market
Consumer expectations

Consumers express their needs for increased mobility and safety

Flat tire-associated issues are viewed as very or extremely serious


Losing control of the vehicle 77%
Having a flat in an isolated or unsafe place 52%
Being unsafe while changing the flat tire 48%
Having a flat at night 47%
None of these 15%
Base: 4 countries (Japan / USA / France / Germany)

MICHELIN FACT-BOOK 2003 Source: Research International 2003

MICHELIN

Continued mobility
Multiple solutions with different potentials under evaluation

Continued Mobility is the ability to keep driving in any situation of pressure loss

- ***Solution without continued mobility capability***
  - *Tire fit + Assistance*
  - *Puncture resistant solution (Kleber Protectis)*

⇒ ***Solutions without extended mobility do not fully address carmaker and consumer expectations:***
  - *are inefficient in case of sudden air pressure loss*
  - *require driver stop and intervention in non-convenient situation (rain, night, highway...)*
  - *require a "spare" solution in the vehicle*

- ***Tire based solutions with continued mobility capability***
  - *Self Supporting Tire (SST): example: Michelin ZP (Zero Pressure)*
  - *PAX System: a potential new standard*

MICHELIN FACT-BOOK 2003

MICHELIN

MICHELIN

Continued mobility
Self Supporting Tire technology

An entry level run-flat solution with a different balance of performance



Reinforced sidewalls for run-flat conditions reduce inflated tire performance

- *Main performance trade-offs:*
  - *Increased tire mass (ca. +25%)*
  - *Higher fuel consumption (ca. +10%)*
  - *Increased structural tire stiffnesses impacts comfort*
  - *The concept limits run-flat capability: 80 km at 80 km/h**
- *Michelin ZP's Approvals:*
  - *Chrysler Viper (2002)*
  - *Cadillac XLR (2003)*

MICHELIN FACT-BOOK 2003 * Run-Flat capability measured on Michelin Run-Flat testing protocol MICHELIN

Continued mobility
PAX System

The greatest potential to meet market expectations


Improved Inflated Performances
+
Higher Load Capacity
+
Undisputed Run-Flat Performance
PAX System
Run-Flat without any Performance Trade-off
Reduction of fuel and material consumption
Potential for Vehicle Redesign
New Services for Mobility
Mobility Security
Environment Protection
Design of Vehicle
New Services

MICHELIN FACT-BOOK 2003 MICHELIN

Continued mobility
PAX System

The greatest potential for enhanced Performance, Mobility and Safety

A big step forward for the tire industry

1- Asymetrical wheel

2- Run-Flat Insert Ring

3- Optimized and unseatable tire

4- Tire pressure monitoring system


2
3

MICHELIN FACT-BOOK 2003 MICHELIN

Continued mobility
PAX System

A market reality
A growing presence on all vehicle segments



Armored Mercedes S-Class 1999



Audi A8 - 2002



Renault Scénic I 2001



Bugatti 16/4 Veyron 2003



Rolls Royce Phantom 2003



Renault Scénic II 2004



Audi A6 - 2003

MICHELIN FACT-BOOK 2003 MICHELIN

MICHELIN


Continued mobility
PAX System
The innovation of PAX System:
Decoupling of Inflated
& Deflated Performance
Inflated Mode
Handling
Comfort
Rolling Resistance
Mass
TIRE
Deflated Mode
Handling
Speed
Autonomy
200 km at 80 kmh*
MICHELIN FACT-BOOK 2003
* Run-Flat measured on Michelin Run-Flat testing protocol
MICHELIN


Continued mobility
PAX System
A potential new standard
Vehicle Design
Standard tire
PAX System
Self-Supporting Tire Benchmark: Michelin ZP
Brake Space/ Styling
120
Tire load Capacity
Chassis impact
Chassis fatigue
100
Tire mass
Cost of Ownership
80
Rolling Resistance
Runflat Performance (Handling+braking)
60
Wear
Runflat endurance (mileage+speed)
Run Flat Capability
Vertical comfort
Bead unseating/ J-Turn
Handling
Harshness (comfort)
Rumble noise
Driving pleasure
Rating > 100 = performance improvement vs standard tire
MICHELIN FACT-BOOK 2003
MICHELIN

Continued mobility

Environmental impact and cost of ownership of the two tire-based solutions

PAX System offers continued mobility while remaining environment and cost of ownership conscious

	Standard tire	Self-supporting tire (benchmark: Michelin ZP)	PAX System
Raw materials consumed index (standard tire: base 100)	100	130	100
End-user cost of ownership index (standard tire: base 100)	100	145	109

Analysis of the environmental impact and end-user cost of ownership throughout a vehicle life time

MICHELIN FACT-BOOK 2003 Source : Michelin

MICHELIN

Continued mobility

Michelin's view of the market

- ***PAX System has the greatest potential for mobility, safety and innovation in car design***
  - *PAX System is the only solution that offers simultaneously enhanced performance and driving comfort, greater safety and more mobility while preserving the environment*
- ***Self-supporting tires such as Michelin ZP offer run-flat capability. Trade-offs limit their range of application:***
  - *Comfort, Fuel consumption, End-User Cost of ownership*
  - *Limited deflated capability*

MICHELIN FACT-BOOK 2003

MICHELIN

Tire manufacturer key challenges: Tire Pressure Monitoring Systems

Growing awareness about safety and the key role played by tires

EnTire Solution

Tire Pressure Monitoring Systems (TPMS): a promising market

TPMS future growth prospects depend on a number of key factors:

- Favorable legal environment like the TREAD Act
- TPMS induced changes in tire pressure and motorist behavior
- Technological progress enabling significant cost reductions
- Carmaker and tire industry strategy

MICHELIN FACT-BOOK 2003

MICHELIN

Tire Pressure Monitoring Systems

Market-specific features

- ***North America:***
  - Largest growth market driven by the TREAD Act
  - To peak by 2007
- ***Europe:***
  - Absence of mandatory legal requirements
  - Competitive edge opportunity for carmakers
  - Growing impact of environmental issues for this market
- ***Asia / Pacific and ROW:***
  - Absence of mandatory legal requirements
  - Restrictions on radio signal emissions in Japan and the Far East could lead to the development of local systems

EnTire Solution

MICHELIN FACT-BOOK 2003

MICHELIN

MICHELIN

Tire Pressure Monitoring Systems

Michelin / TRW
Automotive partnership

- *A 50-50 JV specializing in direct TPMS for passenger cars and light trucks.*
- *Honda, Hyundai/Kia and Fiat are in its portfolio of leading OEMs*
- *Several car models already available in North America*

EnTire Solution

MICHELIN FACT-BOOK 2003 MICHELIN

Tire Pressure Monitoring Systems


Electronic
Control Unit
Initiator
(option)

EnTire Solution

MICHELIN FACT-BOOK 2003 MICHELIN

Tire Pressure Monitoring Systems

Market growth scenario

3 phases

1. Current: pressure/temperature monitoring by valve-mounted sensors sending radio signals to a receiver/ECU (possibly shared by other on-board functions). A Tire Monitoring Software processes the data and manages the driver interface.

2. Next: separate battery-free sensors/transmitters mounted on the valve reduce radio signal emission.

3. Future:
- Multiple-function (RFID, tire gages) tire embedded sensors/transmitters
- R&D on active pressure monitoring systems will open new avenues for vehicle manufacturers.

EnTire Solution

Part V

The heavy truck tire market

Key elements
World tire market
Original equipment market
Replacement market
Retread market
European market
North American market
South American market
Asian market
Chinese market
Indian market
Products and service strategy
Environment

Road Transportation ... A Winning Mode

GDP growth and transport demand are obviously linked, but GDP is not the only driver:

- *With GDP growth, transport volume increases in ton x km, and at the same time, the demand structure changes with an increasing share of high-value goods.*
- *This affects in turn the choice of transport mode.*
- *High-value goods have indeed high inventory costs but marginal transport costs; for these products, therefore, truck shipments are favored because they are fast in comparison to rail or barges.*
- *Logistic changes, Just In Time, higher quality service requirements and adequate infrastructure all contribute to road transport attractiveness.*

All these factors boost the road's share of the transport market against a background of growing consumer demand.

MICHELIN FACT-BOOK 2003 MICHELIN

Market Segmentation by Business

Michelin identified different market segments characterized by specific product, service and information needs

Road freight segments include:

- **Liquid bulk (petroleum products)**
- **Solid bulk (ores, building materials, basic chemicals,)**
- **Isothermal (refrigerated goods)**
- **Volume (high-value goods, such as electronic equipment)**
- **Containers**
- **Cattle**
- **Logging**
- **Motorized & other vehicle transport**
- **etc.**

MICHELIN FACT-BOOK 2003 MICHELIN


Market Segmentation
by Business
Motorized & Other
vehicle transport
Volume
Solid bulk
Liquid bulk
Logging
MICHELIN FACT-BOOK 2003
MICHELIN

Page V - 2


Vehicle Configuration
Comparison Western Europe/ North America
Europe
12 tires
2 sizes: Tractor & trailer
18 tires
1 size: Tractor & trailer
North America
Speed: 90 km/h
Speed: 110 km/h
MICHELIN FACT-BOOK 2003
MICHELIN

Truck Tire Use Segmentation

Truck tires: specialty tires

Multiple customer needs

Need for a comprehensive offering


High demand level
Urban
U
E
H
Construction site and Quarry
Road
On-and-off road use
Road surface Aggressiveness
National or Regional
A
Long haul on motorways, highways

Source: Michelin

MICHELIN FACT-BOOK 2003 MICHELIN

Multiple Truck Tire Duties

For optimum performance, tire properties and functions vary according to axle type

While all tires must bear the load, depending on their function, they also will:

- **Steering axle tires:**
  - Keep the vehicle on its trajectory
  - Resist drift forces
  - Withstand centrifugal forces on bends

  } *Heavy strain on the shoulders*

  - Ensure driver comfort, while transmitting:
    - road surface irregularities,
    - mechanical disturbances

  } *High level of uniformity a must to ensure minimal mechanical unbalance, etc.*

- **Drive axle tires:**
  - Transmit the drive and brake torque
  - Wear in a regular way

  } *Sustained longitudinal stresses*

- **Trailer axle tires:**
  - Resist side slippage and scrapping (because they are fitted on a rigid axle)
    - during manoeuvers, on motorway slip roads

  } *Shearing due to side slippage*

MICHELIN FACT-BOOK 2003 *Source: Michelin* MICHELIN

For the Trucking Industry, Tires Impact:

- The bottom line and competitiveness
  How?
  - *Grip >> vehicle performance, safety*
  - *Profile >> volume transported*
  - *Load index >> payload*
- Cost savings and productivity
  How?
  - *Tread life & retreadability >> cost per mile*
  - *Endurance of the casing >> less down-time*
  - *Rolling resistance >> fuel consumption*

MICHELIN FACT-BOOK 2003 MICHELIN

Truck Tires: a Vital Piece of Equipment

- Tires are "consumable investments" for a transportation company
- Fuel accounts for 15% - 20% of a truck's running costs, and tires only 2% to 3%.
- But 2% - 3% is the operating margin bracket in such a highly competitive industry as trucking!
- Significant tire cost per mile savings can be achieved through professional tire management.
- Air pressure monitoring is crucial, as underinflated tires have a poor mileage and fuel consumption performance.
- Overall cost of use, therefore, is more relevant than price (purchase cost):
  - *Quality, Performance and Retreadability are key*
  - *together with Maintenance and Service, to cut costs and optimize vehicle uptime.*

MICHELIN FACT-BOOK 2003 MICHELIN


Truck Tire Purchasing Process: the Transport Company is the Decision Maker
The purchasing policy:
request for quotation/bid, selection of brand/products, partners & dealers, etc.
Background/past experience with
the brand / sales force / dealer
Transport company: Need Identification & definition
Opportunities:
special rebates, sales force visits, new products
Various factors
cash situation, product availability, specific tire regulations....
Product specific-ations
Product and service offering
Dealers
Deliver comprehensive
tire services = on site service, casing collection, retreading, etc.
MICHELIN FACT-BOOK 2003
MICHELIN

Replacement Market

Customer segmentation (size)

\+ **CUSTOMER EXPECTATIONS**

LARGE FLEET mainly in Europe, North America, Japan, Australia, Taiwan...

- high productivity gains (wear life, fuel saving & retreadability)
- complete « cradle to grave » tire management program
- full tire cost reporting (tires & services)

SMALL FLEET: different types of procurement behavior

- buying for price or investment
- product or service oriented

\-

MICHELIN FACT-BOOK 2003

Source: Michelin

MICHELIN

MICHELIN

Retread Market

Retreading is key



- At the end of its first life, a Michelin tire can be regrooved, then retreaded, and regrooved again !
- This multiplies tire life by 2.5 and cuts cost by 36%, compared with the purchase of 2 new tires.

MICHELIN FACT-BOOK 2003 **Source: Michelin**

Retread Market

Four lives for substantial savings*

Up to 36% savings

*** For tires that are retreaded twice or thrice, savings are calculated applying the same principles as for new tires**


■ Lifespan (%) □ Cost (%)
100 100
New tire Michelin
25 5
Regrooved tire Michelin
100 50
Retreaded tire Michelin REMIX
25 5
Regrooved tire Michelin REMIX
250 160
Total

MICHELIN FACT-BOOK 2003 **Source: Michelin**

Retread market

Truck tires can be regrooved to optimize mileage performance (up to 1/4 longer life span)


TREAD WEAR INDICATOR
GROOVE BOTTOM
REGROOVING DEPTH INDICATOR WELL
ORIGINAL PROFILE
REGROOVED PROFILE
PROFILE AT REGROOVING DEPTH
2 MM
RUBBER THICKNESS TO BE REGROOVED
RUBBER THICKNESS TO BE KEPT

Source: Michelin

MICHELIN FACT-BOOK 2003

Retreading

Illustrations


Worn
Buffed
Retreaded (before cure)
Retreaded (after cure)

Source: Michelin

MICHELIN FACT-BOOK 2003


World Tire Market
Regions & Markets in 2003
2003 volumes = 127 million tires
53% radial
Truck > 5 T or Class 4 in the USA
10%
19%
10%
7%
18%
28%
8%
Europe
North America
South America
China + Hong Kong
India
Rest of Asia
Middle-East and Africa
14%
Truck Original Equipment
Truck Replacement
86%
(Source: Michelin estimates)
MICHELIN FACT-BOOK 2003
MICHELIN


World Tire Market
% Truck steel radial tires by area in 2003
Growth opportunities for truck radial tires in the CIS, Asia and South America
100%
82%
10%
93%
50%
23%
1%
70%
59%
53%
Western Europe
Eastern Europe (excl. CIS)
CIS (Replacement market)
North America
South America
China + Hong Kong
India
Rest of Asia
Middle East and Africa
World
(Source: Michelin estimates)
MICHELIN FACT-BOOK 2003
MICHELIN

World Tire Market

Market evolution by region


30,000
25,000
20,000
15,000
10,000
5,000
0
in thousands of units
2002
2003
RT Europe
RT North America
RT South America
China
India
Rest of Asia
RT Middle-East and Africa
OE World

World truck tire market up 4.5% in 2003:

RT: +4.5%
OE: +5%

As the definition of the Asian and African/Middle-Eastern markets was revised in 2003, comparisons with previous fact-books are not relevant for these areas.

MICHELIN FACT-BOOK 2003 **(Source: Michelin estimates)** MICHELIN

Page V - 9

Original Equipment Market

- 15% of new tire market
- Radialized at 70%
- Very concentrated and dominated by European truck manufacturers
- Michelin's world market share: 30%
- Michelin's customer portofolio of OE truck brands:
  - *DAIMLER – CHRYSLER (Mercedes, Freightliner)*
  - *VOLVO AB (Volvo, Renault & Mack trucks)*
  - *SCANIA, IVECO, MAN, PACCAR (Paccar, Daf)*
  - *INTERNATIONAL (ex-Navistar)*

2002 OE market = 17.3 million tires

Est. 2003 OE market = 18.2 million tires +5%

MICHELIN FACT-BOOK 2003 ***(Source: Michelin estimates)*** MICHELIN

Replacement Market

Michelin replacement market share by region in 2003 (new tires)

2002 RT market = 104.6 million tires

Est. 2003 RT market = 109.3 million tires +4.5%


21%
19%
15%
10%
3%
11%
Europe
North America
South America
Middle East & Africa
Asia
Total

Source: Michelin estimates
Michelin sales = Michelin Group: all brands
Market = radial + bias

MICHELIN FACT-BOOK 2003

Replacement Market

Customer segmentation by price sensitivity in North America, South America and Asia

A brand portfolio to fulfill all customer expectations

Cost per kilometer ↕ Price	CUSTOMER EXPECTATIONS	MICHELIN offering
	"Premium" product and service ➢ The best cost per kilometer	MICHELIN
	"Value" ➢ Good performance at an affordable price *(North America)*	BFGoodrich
	"Entry" line ➢ The lowest purchase price	UNIROYAL SIAMTYRE ICOLLANTAS

Source: Michelin

MICHELIN FACT-BOOK 2003

Replacement Market

Customer segmentation by price sensitivity in Europe

A brand portfolio to fulfill all customer expectations

Cost per kilometer ↑ / Price ↓

CUSTOMER EXPECTATIONS	MICHELIN offering
"Premium" product and service ➢ The best cost per kilometer	MICHELIN
"Good Value" ➢ Good performance at an affordable price	Kormoran, Riken, Taurus

MICHELIN FACT-BOOK 2003 *Source: Michelin*

Retread Market

Where markets are radialized (Western Europe, North & South America), Retreading is key for performance

2003 Retread and Replacement markets (in million)


7.7
20.2
16.9
17.5
9.6
9.1
2.0
11.5
21.4
50.9
Europe
North America
South America
Middle East & Africa
Asia
Retread
RT market

MICHELIN FACT-BOOK 2003 *Source: Michelin estimates*

Retread Market

Michelin, The "Key Player"

- As truck tire purchases are increasingly viewed as an investment, Michelin casing retread technologies and know-how enjoy ever growing demand from transportation companies.
- Michelin is the major worldwide manufacturer with a direct and substantial retreading activity.
- Michelin R&D concentrated on developing superior quality casings, undisputed market references in terms of endurance and reliability, and able to be retreaded once, twice and more.
- Michelin's strategy fully integrates retread into its tire offering.

MICHELIN FACT-BOOK 2003

Retread Market

A segmented retread offer

Depending on the needs and expectations of its customers, Michelin offers:

- *Michelin industrial "re-manufactured" tires with performance levels equivalent to the new tire.*
- *Superior quality Michelin "retread" tires, which are the reference on the retread markets throughout the world.*
- *High quality "retread" components (treads & retreading industrial equipment) to supply professionals with equipment to retread competitors' casings.*

MICHELIN FACT-BOOK 2003

Retread Market

Retread partnerships with dealers

- Considering retread markets growth and potential, tire dealers are keen to propose their own retread services.
- Michelin is in a position to propose licensing contracts to selected partners including:
  - *An exclusive process for Michelin casings; prior training of dealer teams and comprehensive monitoring of the production process. This induces a significant expertise.*
  - *Michelin retread technologies and equipment to enable dealers to retread all kinds of casings.*

MICHELIN FACT-BOOK 2003 MICHELIN

The European Market

- Western Europe:
  - *380 million people*
  - *3 million kilometers of roads*
  - *1,482 billion tons x kilometers by road*
  - *413,000 transport companies*
  - *6.3 million heavy duty trucks (over 15 tons)*
- Central & Eastern Europe:
  - *304.5 million people*
  - *0.85 million km of asphalt roads*
  - *366 billion tons x kilometers by road*
  - *140,000 transport companies (only Central Europe)*
  - *3.3 million heavy duty trucks (over 15 tons)*

MICHELIN FACT-BOOK 2003 MICHELIN


19% of
world market
19%
81%

The European Truck & Bus Tire Market

Score card

- 24.7 million Truck & Bus new tires
  or 19% of world market
- 18% original equipment; 82% replacement
- 55% radial (world average = 53%)
  (Western Europe: 100%, Central Europe: 90%, Eastern Europe: 10%)
- Western Europe: 14.3 million new tires
  (4.3 in original equipment, 10 in replacement)
- Central Europe: 2.4 million new tires
- Eastern Europe: 8 million new tires
- 7.8 million Truck & Bus retreads
  or 13% of world market

MICHELIN FACT-BOOK 2003



The North American Road Freight Market

- 3 countries:
  - *United States*
  - *Canada*
  - *Mexico*
- 400 million people
- 7 million kilometers of roads
- 2,200 billion tons x kilometers by road
- 550,000 transport companies
- 8.3 million heavy duty vehicles (over 15 ton)

MICHELIN FACT-BOOK 2003


18% of world market
18%
82%

The North American Truck & Bus Tire Market

Score card

- 22.3 million Truck & Bus new tires
  or 18% of world market
- 21% original equipment; 79% replacement
- 94% radial (world average = 53%)
- 17.3 million Truck & Bus retreads
  or 30% of world market
  - *United States: 80%*
  - *Canada: 10%*
  - *Mexico (only 60% radial): 10%*

MICHELIN FACT-BOOK 2003


8% of
world
market
8%
92%

The South American Truck & Bus Tire Market

Score card

- 9.9 million Truck & Bus new tires
  or 8% of world market
- 9% original equipment; 91% replacement
- 46% radial (world average = 53%)
- 12.5 million Truck & Bus retreads
  or 17% of world market

MICHELIN FACT-BOOK 2003

The South American Truck & Bus Tire Market

A contrasted market


Others
23%
Venezuela
8%
Colombia
8%
Chile
4%
Argentina
6%
Brazil
51%

Weight of the 5 largest South American tire markets

- Brazil accounts for more than half of the South American Truck & Bus market
- The Brazilian market is 2/3 radialized already (South Am. average = 46%)

MICHELIN FACT-BOOK 2003 *Source: Michelin*

MICHELIN

The Asian Market


45% of
world
market
45%
54%

- 58 million new truck tires
  or half of world truck market
- Only 33% radialized (world average = 53%)
- Very contrasted in size, maturity and growth potential:
  - *3 huge truck & bus markets:*
    - Japan (6.3 million tires) – 100% radialized
    - China (36 million tires) – 20% radialized
    - India (8.8 million tires) – 1 to 2% radialized
  - *3 big markets:*
    - Korea (2.1 million tires) – 75% radialized
    - Thailand (1.8 million tires) – 19% radialized
    - Australia + New Zealand (1.3 million tires) – 96% radialized
  - *Many small markets*

MICHELIN FACT-BOOK 2003

MICHELIN

MICHELIN

The Chinese Market

- China:
  - *"a continent" of 9.6 million square km*
  - *population: 1.3 billion*
  - *GDP Growth: 8 - 12% per year*
  - *but huge differences between*
    - rural and urban regions
    - costal and land-locked regions
- China entered the WTO in 2001
  - *yet its economic, commercial and legal identity has yet to be forged*

MICHELIN FACT-BOOK 2003

MICHELIN

Page V - 17

The Chinese Road Freight Market

- **World's largest freight market:**
  2,800 billion tons x km, of which 600 by road
  - *and 5% annual growth*
  - *the highway network expands at the rate of 2,000 km per year*
- **On-going development of infrastructure and legislation to improve**
  - *safety and productivity,*
  - *introduction of modern and advanced vehicles,*
  - *new JV with major world truck manufacturers*

MICHELIN FACT-BOOK 2003

MICHELIN

The Chinese Truck Market

- **Truck fleet: 5,000,000**
  - *Old market, low technological content*
  - *Severe road conditions, generalized truck overloading*
  - *Mainly private individual « Mom and Pop » owning 1 to 5 vehicles*
- **Truck market: 900,000 in 2003**
  - *6% growth in the past few years*
  - *Mainly monopolized by Chinese building contractors (Dong Feng, FAW,...)*
- **Booming public and charter bus market**
  (17% growth in recent years).

MICHELIN FACT-BOOK 2003 MICHELIN

Page V - 18

The Chinese Truck Tire Market

28% of world market


28%
72%

- **36 million tires**
  or 28% of world market
- 19% Original Equipment; 81 % Replacement
- **Only 20% Radialized** (world average = 53%)
- **Radial market tire strongly led by heavy vehicles** (>14t)
  - *accounting for 15% of today's fleets*
  - *posting impressive growth (50% over the last few years)*

MICHELIN FACT-BOOK 2003 MICHELIN


7% of world market
7%
93%

The Indian Market

- Population: 1.03 billion (2002e)
- GDP Growth: +6.5% (2002)
- Vehicle fleet (Truck + Bus) = 2.4 million (2002e)
- Tire market (Truck + Bus) = 8.8 million (2003e) or 7% of world Truck & Bus market
- 1 or 2% radialized

MICHELIN FACT-BOOK 2003 MICHELIN


North-South / East-West corridor (7,300 km)
Delhi
Calcutta
Bombay
Madras
Golden Quadrilateral (5,846 km)

Road Transport in India

- Road network: 3.3 million km, including 58,000 km of National highways and 137,000 km of State highways.
- Still very difficult but improving road conditions. Many damaged roads result in an average speed of only 30 – 40 Km/h.
- National Highways Development Project (NHDP): 4-laning of close to 20,000 km over a 3-year period, of which Golden Quadrilateral and NS / EW corridors
- 70% of freight is road freight, road accounts for 85% of passenger traffic

MICHELIN FACT-BOOK 2003 MICHELIN

MICHELIN



Freight Transport in India

- General and extreme truck overloading:
  - *more than 50% of vehicles are 20%+ overloaded compared to authorized load*
  - *up to 60% overloading ratio!*
- Small and barely concentrated transport companies:
  - *80% of fleets are 1-4 trucks*
  - *A thousand fleets > 40 trucks*
- Radialization 1% - 2%

MICHELIN FACT-BOOK 2003

MICHELIN

Michelin Products and Service Strategy

Thanks to the quality of its teams, products and services
and building upon its innovation power,
Michelin is the worldwide truck & bus tire manufacturer
which proposes to the transportation industry:
best of class market offering,
delivering the highest return on investment,
constantly striving to improve
road transport safety,
goods and people mobility
and respect for the environment.

MICHELIN FACT-BOOK 2003

MICHELIN

MICHELIN

Defining customer needs

Constant innovation


efficiency
safety
environment

- By definition, an innovative tire solution must beat the performance criteria previously achieved.
- For instance, an improvement in tire tread life must not be made at the expense of grip and safety or noise emission or fuel consumption.
- In addition, it must be accompanied by a corresponding increase in service life of the tire casing.

MICHELIN FACT-BOOK 2003

When it comes to Safety...

- End users do not spell out performance criteria such as safety, which they take for granted; At Michelin, safety truly comes first.
- The quality of our products, carefully controlled at every stage of production, is unwavering.
- At every level, we drive innovation to improve all aspects of safety:
  - *tire grip, endurance and fatigue resistance,*
  - *tire shock and cut (or road hazard) resistance,*
  - *tire ageing resistance ...*
- In recommended conditions of use, the performance of our tires makes a significant contribution to safety.

MICHELIN FACT-BOOK 2003



When it comes to Safety...

Product / service innovation example: Antisplash

- Trucks travelling on wet or flooded surfaces eject water that causes loss of visibility for motorists.
- Road users have pointed this out as a key concern.
- Derived from aeronautic applications, Michelin's antisplash system uses a new profile that features a bead at the junction between the tread and the tire sidewall.
- This deflector cuts by ¾ the height of the tire splashes.

MICHELIN FACT-BOOK 2003

MICHELIN

Antisplash

Visibility on flooded roads



WITHOUT
Splashing height # 1.2 - 1.5 m


5 mm c2

WITH
Splashing height # 0.3 - 0.4 m

MICHELIN FACT-BOOK 2003

MICHELIN

MICHELIN

Better Mobility

- Transportation companies are looking for competitive advantages such as:
  - *Productivity (load range, speed rating),*
  - *Reliability,*
  - *Cost of use,*
  - *Driving comfort,*

  to enhance operational efficiency and competitiveness, in a very tough and oversupplied market.

  Example: volume / payload transported
- Starting back from the customer,
  - *Legal limit to overall height of the vehicle*
  - *Technical and legal limits to overall payload*
  - *Customer's needs for higher volumes & lighter vehicles*
- The technical answer: ultra low profile tires

MICHELIN FACT-BOOK 2003

Better Mobility

Product / service innovation example:
ultra low profile tires for European trucks

Strict European transport volume regulations prompt innovative tire design

Lowering tire ratio is the only way of gaining volume


2.55 m
16.50 m
92-94 m3
80 & 70 series
65 series
4.00 m
2.55 m
16.50 m
95-96 m3
70 & 60 series
55 series
4.00 m
2.55 m
16.50 m
99 m3
60 series
45 series
4.00 m

MICHELIN FACT-BOOK 2003

Better mobility

Product / service innovation example: The eTire system

eTire

- Air pressure monitoring is a key issue for truck fleets.
- Detecting any slow leak in a tire before the truck sets off or scheduling timely tire service upon return of a vehicle, all this obviously has a significant impact on cost and down-time reduction.
- Transportation companies are deterred from improving their pressure maintenance practices by high manpower costs. For this reason, automated pressure monitoring addresses fleet concerns and needs.
- Since 2003, Michelin successfully distributes the *eTire* system in North America. This consists in:
  - *a batteryless in-tire sensor, which reports temperature, pressure and ID*
  - *hand-held or drive-by readers, which give instant equivalent cold pressure and store datas & transmit them to*
  - *a tracking system (the Bib Track database)*

MICHELIN FACT-BOOK 2003 MICHELIN

Better mobility

Product / service innovation example: the Product, Service & Information offer

- Service is paramount to support tire quality and return on investment. However, in most cases, tire maintenance is neither a focal point nor a core competency for the transportation industry.
- By outsourcing their tire management, fleets expect:
  - *downtime reduction*
  - *streamlined operations and cost control*
  - *safety & peace of mind*
- This new business model offers high added value for customers, mobility gains and streamlined operations
- The market has already moved towards managed contracts: around 50% of Europe's large fleets are managed.
- Michelin is leader in the successful implementation of Product, Service & Information solutions in Europe and pioneer in North America.

MICHELIN FACT-BOOK 2003 MICHELIN

Environment

- Michelin's stated mission is to contribute to progress in the area of people and goods mobility and, beyond this, to the development of society.
- The transport sector (overall) is of major economic importance to nations, but its development leads to growing conflict between increasing demand for mobility and worsening congestion, environmental damage and safety issues.
- To contribute to sustainable development of mobility, we depend on our capacity to innovate, which is key to our ability to progress.
  This, in turn, enables us to improve truck safety and comfort at the lowest possible cost, while minimizing the negative environmental impact of freight transport.

MICHELIN FACT-BOOK 2003

Page V - 25

Environment

Product / service innovation —
a case in point: the Energy range



- With 30% lower tire rolling resistance, Energy tires translate into a 6% cut in truck fuel consumption.
- For customers, the Energy line generates extra revenue through cost reduction outside the tire bill (a straight 6% cut on fuel expenses).
- For the environment, Energy products mean 6% cut in engine emissions (proportionate to fuel consumption).
  Much more than the benefits brought by a new engine generation!

MICHELIN FACT-BOOK 2003

Environment

Product / service innovation example: X-One



- Specially designed to achieve unheard-of fuel and weight efficiency
- Replacing conventional dual assembly radial tires on drive and trailer axles and weighing significantly less than a set of dual tires and wheels, Michelin X-One has significantly greater payload capacity, translating into increased income per trip (with total weight reduction of 350-600kg on a tractor-trailer combination).
- Compared to Michelin Energy dual fitments, X-One delivers up to 3% more fuel savings on the tractor alone and up to 5% for the entire vehicle.
- Over and above these benefits, X-One's Infini-Coil technology optimizes the contact patch for a worldclass riding experience.

MICHELIN FACT-BOOK 2003

X-One, the great revolution in tire technology



MICHELIN FACT-BOOK 2003

Part VI

Specialty tires

Agricultural
Aircraft
Earthmover
Two wheels

Specialty Tires

Agricultural

A specialty market undergoing profound changes...

Increasingly sophisticated and powerful agricultural equipment to match the trend for increasingly large farms and agricultural sector productivity requirements



MICHELIN FACT-BOOK 2003

Specialty Tires

Agricultural

...Varied and highly specialized uses


Telescopic Handler
Forestry
Vinyard Tractors
Spreader

MICHELIN FACT-BOOK 2003

Specialty Tires

Agricultural

Long-term trends are for increasingly sophisticated markets characterized by product mix improvements and gradual radialization

Michelin Group is Europe's leader and No. 2 in North America

market (in millions of drive wheels) OE + RT	Western Europe > 2	Eastern Europe > 2	North America < 2	Emerging countries > 3
% radialization	74%	15%	25%	10%
Michelin Group Market share	> 35%	Central > 50%	RT > 10% OE > 5%	Varies from country to country
Radial market trend	+	+	+	+



(Source: Michelin)

Specialty Tires

Agricultural

Two main segments with marked characteristics

Europe: 7 million farmers

North America: 2.7 million farmers

- Europe:
  - *Highly sophisticated equipment*
  - *Mainly "radialized" tire market (74%)*
  - *Agricultural subsidy policy (CAP)*
  - *A market hit by exceptional climatic conditions in 2003*
- North America
  - *Very powerful machinery*
  - *Buoyant radial market*
  - *Michelin radial tire: +8.7% 2003/ 2002 in North America*
  - *Agricultural subsidy policy (the Farm Bill)*


Michelin's radial tire market share in North America
18%
1%
1997
2003

Specialty Tires

Agricultural

our customers: equipment manufacturers, distributors and farmers





- Manufacturers:
  Michelin works in close collaboration with different manufacturing partners all with a common goal: improve productivity, yield and equipment ergonomy
- Distributors and farmers:
  Michelin offers a world-class, global after sales service thanks to its distribution network and sales forces who are in permanent contact with farmers

MICHELIN FACT-BOOK 2003

MICHELIN

Specialty Tires

XeoBib and the (ULTRAFLEX) Technology



Introduced in 2003 after 5 years of research, the Michelin XeoBib with ULTRAFLEX technology is on the verge of transforming the agricultural tire market



- *With this new technology applied to Michelin tires, farmers enjoy the benefits of low tire inflation pressures to protect crops while retaining maximum safety and comfort on the road*
- *XeoBib is the first range to apply ULTRAFLEX technology, others will follow suit*

XeoBib has already won 3 gold medals for innovation,
The first product of the ULTRAFLEX technology generation

MICHELIN FACT-BOOK 2003

MICHELIN

Specialty Tires

Agricultural

Innovation at the heart of our growth ambitions





With (ULTRAFLEX) technology,

Michelin intends to:

- *Confirm its technological leadership in agriculture for manufacturers, distributors as well as farmers*
- *Bring significant added value to farmers both in terms of products and services*

MICHELIN FACT-BOOK 2003

MICHELIN

Specialty Tires

Aircraft

Michelin provides tires anywhere in the world and even out of this world


Space shuttle
Military
Commercial
Regional

MICHELIN FACT-BOOK 2003

MICHELIN

Specialty Tires

Aircraft

The world aircraft tire market in 2003


By Region
16%
52%
32%
Americas
Europe - CIS - MEA
Asia Pacific


By Market
Military
Commercial
General
Regional
11%
24%
12%
53%


Estimated Market Share
Michelin
Goodyear
Bridgestone
Others
15%
30%
18%
37%

Specialty Tires



Aircraft

Commercial Airlines:
A Market Facing Challenges


Available Seat Miles
(Source: ATA Worldwide System)
ASM (in Millions)
92
90
88
86
84
82
80
78
2000
2001
2002

- As of March 2003, more than 60 airlines have filed for bankruptcy or disappeared since 09/11 *(Source: MRO Conference Lufthansa Airlines)*
- The commercial airlines industry is running at 15% over-capacity

Specialty Tires

Aircraft

A market switching to radial technology

- **1981: 1st aircraft radial tire introduced by Michelin - Mirage III**
- **1983: 1st aircraft radial tire introduced by Michelin on commercial aircraft - Airbus A300**
- **2001: 1st new technology NZG™ radial aircraft tire introduced by Michelin on aircraft - Concorde**
- **2003: 65% of the new commercial aircraft to be delivered could be fitted with radial tires (46% in 2001)**

Michelin NZG™ radial technology has also been selected for the F16 Block 40, Airbus 380 and Dassault Falcon F7X programs

A market switching to radial technology... though bias tires still dominate


Product-mix of the market
82%
18%
Bias
Radial
The need to offer a competitive bias tire
Michelin market share in radial tires
65%
35%
Michelin
Competitors

(Source: Michelin)

MICHELIN FACT-BOOK 2003

Page VI - 6

Specialty Tires

Aircraft

A complex business

Small production runs, a multitude of "part numbers" and the management of worldwide pools of tires all add up to make this a highly complex sector.

Furthermore, the switch to radial tires is moderately paced as it largely depends on the renewal of world aircraft fleets. This business demands rigorous qualification and certification processes, and is characterized by 3 sales strategies:



- *Straight sales: customers buy new tires and have them retreaded by suppliers of their choice*
- *SUP/Single Unit Price: customers pay an "average tread price"*
- *CPL/Cost Per Landing: customers pay on a price per landing basis*

(Source: Michelin)

MICHELIN FACT-BOOK 2003

Specialty Tires

Aircraft

A need to rethink tire design for high gross weight commercial aircraft





Loads carried by the tires of new generation high gross weight commercial aircraft keep increasing while tire size and weight must be kept down

→ Until now, the solution consisted in adding plies to the casing, which resulted in:

- *additional internal heat build-up*
- *tire weight increases*
- *loss of radial tire structural benefits*

MICHELIN FACT-BOOK 2003 **(Source: Michelin)** MICHELIN

Specialty Tires

Aircraft

Michelin NZG™ radial technology will equip the new Airbus A380

Michelin, technological leader



Recently developed "High-modulus" reinforcement technology (thanks to which the Concorde could fly again) gave birth to a new generation of Michelin radial tires characterized by:

- *fewer casing and crown plies (some 20% weight gain)*
- *better control of structural deformation*
- *higher resistance to damage due to reduced stress on tread rubber*

MICHELIN FACT-BOOK 2003 **(Source: Michelin)** MICHELIN

Specialty Tires

Earthmover

Michelin, Solutions Provider



From the smallest (5.6kg) **... to the largest (6,300kg)**

The widest range of radial tires on the market

- Mines
- Construction
- Industry and ports

- 110 tire sizes and 45 tread designs

MICHELIN FACT-BOOK 2003

Specialty Tires

Earthmover

Mines







- Market: a 9% growth p.a.*
- Current mining investment projects: USD 85 billion**

MICHELIN FACT-BOOK 2003 **Sources: *M'Bendi ** Mining Journal**

Specialty Tires

Earthmover

Construction



- Cement market average growth: +4% / year since 1990

Source: Global Cement - International Cement Review

MICHELIN FACT-BOOK 2003 MICHELIN

Specialty Tires

Earthmover

Industry and ports



- Market: a 15% yearly average growth estimated from 2002 to 2005 for container traffic in the 50 largest ports in the world

MICHELIN FACT-BOOK 2003 **Source: miscellaneous international sources** MICHELIN

MICHELIN

Specialty Tires

Earthmover

The largest tire in the world:

the 59/80 R 63 XDR C4 E4R TL



- Diameter: 4.03 meters
- Width: 1.50 meters
- Weight: 5,300 kg





- Michelin 59/80R63 XDR technological feat:
  equips a 600 ton dumper
  (overall rolling weight, 6 tires)

MICHELIN FACT-BOOK 2003

MICHELIN

Specialty Tires

Earthmover

Technological leadership through innovation




Standard tire
80-series tire
H
H
H=
H=0.80 x

80-series



- In 1998, Michelin invented the 80-series, for very large earthmover trucks
- With this technology, tires can carry heavier loads
- A new market has emerged: the ultra-class dumper market (mining haul truck; load capacity > 350 tons)
- Giant trucks adapted to mining customers' specific needs

MICHELIN FACT-BOOK 2003

MICHELIN

Specialty Tires

Earthmover

OE partnerships



Michelin, working hand in hand with the manufacturers

- *Develop tyres adapted to each vehicle and type of use*
- *Find solutions to increase vehicle performance*
- *Enable manufacturers to develop vehicles for the future*

MICHELIN FACT-BOOK 2003

MICHELIN

Specialty Tires

Earthmover

Strong growth in the ultra-class dumper sector




300
250
200
150
100
50
0
1999
2000
2001
2002
Ultra-class dumpers
Ultra-class dumpers equipped with Michelin tires

- Michelin 2002 market share: 72%
- Michelin innovation wins full market recognition

MICHELIN FACT-BOOK 2003

MICHELIN

Specialty Tires

Two-Wheels

Three product segments



- Motorcycle



- Scooter



- Bicycle

MICHELIN FACT-BOOK 2003

Specialty Tires

Two-Wheels

World motorcycle tire market (in millions)


13
100



- ***"Leisure" segment:***
  - Countries: Europe (1st market: Germany), North America, Japan
  - Growth: +
  - Profitability: ++
  - Key success factors: product performance & innovation, competition, OE, press, brand image
  - Market leaders: Michelin, Bridgestone, Dunlop, Pirelli/Metzeler
- ***"Utility" segment:***
  - Countries: Emerging countries (mainly Asia)
  - Growth: =
  - Profitability: +/-
  - Key success factors: price, brand
  - Market leaders: Asian brands

MICHELIN FACT-BOOK 2003 ***(Source: Michelin)***

Specialty Tires

Two-Wheels

World motorcycle tire market

The leisure motorbike market


24%
46%
12%
18%
Europe
Japan
North America
Others



Pilot Road

Market shares in the RT European market


Dunlop
18%
Bridgestone
23%
Others
7%
Michelin
24%
Pirelli /
Metzeller
28%

MICHELIN FACT-BOOK 2003 *(Source: Michelin)*

Specialty Tires

Two-Wheels

World scooter tire market

The scooter tire market by zone


65%
3%
24%
1%
7%
Europe
Japan
North America
Asia
Others

Scooter tire market shares in Europe


Asian
brands
50%
Michelin
25%
Others
25%

MICHELIN FACT-BOOK 2003 *(Source: Michelin)*

Specialty Tires

Two-Wheels

World bicycle tire market (in millions)


60
400

- **"Performance & passion" segment:**
  - Countries: Europe, North America, Japan
  - Profitability: ++
  - Key success factors: product performance & innovation, competition



- **"Transportation & utility" segment:**
  - Countries: Emerging countries (mainly Asia)
  - Profitability: -
  - Key success factors: price
- **"Leisure & convenience" segment:**
  - Countries: Northern Europe, Japan
  - Profitability: +
  - Key success factors: brand, price

(Source: Michelin)

MICHELIN FACT-BOOK 2003

Specialty Tires

Two-Wheels

Bicycle tire market shares

Michelin: a strong presence in the "performance & passion" segment

- *Innovative products*
- *Involvement and success in competition*

In Europe


Asian brands
60%
Michelin
20%
European
brands
20%

In the USA (high-end market)


Michelin
35%
Others
65%

(Source: Michelin)

MICHELIN FACT-BOOK 2003

Part VII

The other Michelin activities

Distribution

Maps and guides

ViaMichelin

Other Activities

Distribution

To complement Euromaster's European coverage, Michelin acquired Viborg's distribution activities on March 31, 2003

- Michelin has a strategic interest in owning a tire distribution business
  - *in the field of industrial products, where Michelin is able to provide complete solutions to meet customers' expectations (PSI: product, service, information)*
  - *in passenger car & light truck, with an extensive coverage of Europe and with its service offering targeted at car leasing companies*
- In the past years, Michelin acquired several networks
  - *forming of the Euromaster network in Europe (since the 80's)*
  - *TCI in the US (1999)*

MICHELIN FACT-BOOK 2003

MICHELIN

Other Activities

Distribution

Euromaster: gradual creation of the network



EUROMASTER

- The Euromaster brand was gradually built through a series of acquisitions of tire dealer networks:
  - *End of the '60s: the ATS network is created in the UK,*
  - *Late '80s and early '90s: acquisition of such networks as Piot Pneu, Central Pneu, Konz Iberica, in other European countries*
- 1991: Euromaster logo created
- 1992: First Euromaster center with a flag opened at Albertville on the occasion of the Winter Olympics
- 2003: Merger of Viborg, a Northern European network of 500 centers that extends Euromaster's foothold in Europe thanks to its coverage of the German, Danish, Swiss, Dutch and Austrian markets

MICHELIN FACT-BOOK 2003

MICHELIN

MICHELIN

Other Activities

Distribution

Euromaster: Key figures

EUROMASTER

- Up to 1,800 service centers in 10 countries of Europe:
  - *Austria: 23*
  - *Denmark: 56*
  - *Finland: 51*
  - *France: 430*
  - *Germany: 344*
  - *Netherlands: 115*
  - *Spain: 116*
  - *Sweden: 51*
  - *Switzerland: 40*
  - *United Kingdom: 530*



MICHELIN FACT-BOOK 2003 MICHELIN

Other Activities

Distribution

Tire distribution and maintenance services market calls for proximity and specific expertise...

EUROMASTER

Market characteristics*	PC/LT	Truck
• *specialist tire dealers (independent, tire manufacturer networks, chains...)*	50%	85%
• *Car or Truck dealers*	10%	N.S
• *Fast fit centers*	20-30%	-
• *Others*	10-20%	15%

**** Average figures not reflecting individual country differences in the Euromaster network of 10 European countries***

MICHELIN FACT-BOOK 2003 MICHELIN

MICHELIN

Other Activities

Distribution

Euromaster services



A major player in passenger car and light truck tire services and routine vehicle maintenance for:

EUROMASTER

- *The Retail Market:*
  - Tires and associated services (balancing, alignment)
  - Oil change, brake, shock absorber and exhaust maintenance services
- *The Light Vehicle Professional Market:*
  - Same services as the retail market plus special services such as detailed management information, centralized invoicing, mobile units...



MICHELIN FACT-BOOK 2003

Other Activities

Distribution

Euromaster services


EUROMASTER

A key player in the market for truck tire services and tire fleet management:

EUROMASTER

- *New and retreaded truck, agricultural and earthmover tires, and associated services (fitting, balancing, alignment, regrooving, turn on rim...)*
- *Fleet inspection service, tire management system, preventive maintenance, mobile service, 24-hour breakdown service in Europe*



MICHELIN FACT-BOOK 2003

Other Activities

Distribution

Brands marketed by Euromaster

Euromaster: a multi-brand distribution network to fulfill all customer expectations

MICHELIN, Continental, PIRELLI, Kleber, UNIROYAL, BFGoodrich, GOODYEAR, DUNLOP, Lucas, SACHS, MONROE, TUDOR, ArvinMeritor, bosal, MANN FILTER, Valeo

EUROMASTER

MICHELIN FACT-BOOK 2003 MICHELIN

Other Activities

Distribution

Tire Centers, LLC

- Purchased by Michelin in April of 1999, doing business as "TCI Tire Centers"
- Headquarters located in Duncan, South Carolina
- Three primary business domains:
  - *Commercial truck & earthmover sales and service*
  - *Truck tire retread manufacturing and sales*
  - *Passenger and light truck tire redistribution*


Centered
Service
TCi Tire Centers

TCi

MICHELIN FACT-BOOK 2003 MICHELIN

Other Activities

Distribution

TCI today

More than 160 Centers in 37 states

- *Over 110 Commercial Centers (Truck & Earthmover)*
- *32 Passenger Car & Light Truck Tire Distribution Centers*
- *14 Retread Plants (Michelin "MRT" Process)*
- *8 Retail Stores*


PROFIT • EXCELLENCE • INNOVATION • INTEGRITY • RESPECT • TEAMWORK

MICHELIN FACT-BOOK 2003

Other Activities

Distribution

Total TCI locations and TCI MRT Retread Plants


▲ TCI MRT Plants

MICHELIN FACT-BOOK 2003

Other Activities

Distribution

T3 Certified Tire Center

In 2000, T3 was launched as a CRM (Customer Relationship Management) program to provide marketing and business support services to independent tire dealers

- 17 dealer support programs are offered
- T3 operates out of 30 distribution centers nationwide that service 39 states
- T3 expansion markets included Tampa, FL and Sacramento, CA
- 24 Dealer Development Managers provide ongoing business support to dealers
- 471 independent tire dealers participate in the T3 Program


T3
ABC Tire Center
MICHELIN
BFGoodrich
UNIROYAL

TCI

MICHELIN FACT-BOOK 2003 MICHELIN

Other Activities

Distribution

TCI: Centered on Service

- **Commercial Marketing Strategy** expanded to include 11 core services being offered at all commercial (truck and earthmover) centers
- **Center upgrades** to meet the needs of tomorrow's customers
- **Continued growth of truck retread activities,** outpacing market trends. New plant opened in Nashville, TN
- **Strengthened market presence** as one of the few USA commercial service companies offering tire solutions and quality service on a coast-to-coast basis, leading to increased national fleet business
- **Market share gains in *T3*** Passenger Car & Light Truck distributor marketing program through current customer share-of-account growth, geographic expansion and new customer conquest
- **Company operating enhancements** to include successful deployment of a new manager training program, accounts payable centralization, integration of a service accounting protocol and launch of an inventory management system

TCI

MICHELIN FACT-BOOK 2003 MICHELIN

Other Activities

Maps and Guides

A strategic activity and a strong market position

- For more than 100 years, an integral part of Michelin's offer of travel services
- A complete range of products and services to make travel for business or pleasure easier and more enjoyable:
  - *maps, atlases, city maps*
  - *travel guides*
  - *hotel and restaurant guides*
- That enhance the pleasure of travelling

MICHELIN FACT-BOOK 2003

Other Activities

Maps and Guides

A growing market stimulated by the development of tourism and the need for information

- Because of the unique and distinct nature of each country, adaptation to each market is a necessity
- Clients' expectations are more and more varied (culture, cuisine, recreation and sports, fitness and health, etc.)
- The market offer is growing in size and new niches are appearing as new players arrive on the scene (Internet, specialized features in the press, telephone services, data base suppliers, etc.)

MICHELIN FACT-BOOK 2003

Other Activities

Maps and Guides

Strategic orientations

- The best quality at the best price based on the professionalism of our teams, the objectivity of the selection process and regular updating
- International scope with the adaptation of our products to different markets and the establishment of new partnerships
- Innovation and a wider range of collections to take full advantage of the wealth of information in our data bases
- Increase the profitability of business through new financial resources (outside advertisers, B-to-B)

MICHELIN FACT-BOOK 2003

Other Activities

Maps and Guides

Leader in French-speaking countries, challenger in Southern Europe and less well known in Northern Europe and the rest of the world


HOTELS & RESTAURANTS
MICHELIN
GREAT BRITAIN & IRELAND
2004

- More than 650 publications
- The Green Guide collection of travel guides is translated into 7 languages
- 20 million publications sold yearly in more than 70 countries
- A best-seller: the collection "The Michelin Guide" sells 1,200,000 copies in Europe every year

MICHELIN FACT-BOOK 2003

Other Activities

Maps and Guides

2004: another year for innovation and new products


2004
MICHELIN
Les Guides Gourmands
Auvergne, Limousin


LeGuideVert

- The collection **"Michelin Les Guides Gourmands"** will be completed by the end of 2004 with 13 titles covering all of France
- **3 new thematic "Guides Verts"** (in French): weekends around Paris, walking tours in Paris, weekends around Marseille
- **"Le Guide Vert Croatie" (Croatia)** and new titles in other languages ("Nurmandia" in Italian, "Pirineos" in Spanish)
- **MUST SEES:** a new collection of practical travel guides for cities in the USA with 6 titles out in October 2003 and 6 more to come in 2004
- **17 regional maps of France** to be updated and reissued at a scale of 1:300,000
- **12 regional atlases for North America** in 2003, with 8 more titles to complete the series in 2004


MICHELIN
NEW YORK CITY
must SEES

MICHELIN FACT-BOOK 2003

MICHELIN

Page VII - 9

Other Activities

ViaMichelin


ViaMichelin

- Positioning
  - *"The multi-channel ROAD COMPANION in Europe"*
  - *to provide mobility services using new technologies*
  - *on all types of digital supports*
  - *for all types of customers - B2C and B2B*
  - *across Europe*
- Profile
  - *a fully owned subsidiary of the Michelin Group*
  - *launched in 2001*
  - *over 100 employees*
  - *offices in Paris, London, Frankfurt, Madrid and Milan*
  - *some 150 servers operating H24, capable of delivering close to 10 million pages per day*
  - *best-in-class technical solutions including Websphere architecture, Oracle database, Java and Linux programming languages, 3rd-party monitoring of the quality of service*

MICHELIN FACT-BOOK 2003

MICHELIN

Other Activities

ViaMichelin

ViaMichelin

Services developed around a unique Europe-wide content

- Extensive top quality cartography
  - *Michelin's digital cartography*
  - *Map database on more than 40 European countries*
  - *Detailed city maps*
  - *Door-to-door cross-border route planning*
- Hotel & restaurant selections
  - *70,000 hotels and restaurants selected in 20 countries by the Michelin Guide, the absolute reference*
- Tourist information
  - *20,000 tourist sites from the Green Guide*
- Traffic information
- Weather reports



MICHELIN FACT-BOOK 2003

MICHELIN

Other Activities

ViaMichelin

ViaMichelin

Multiple markets

1. Direct Sales to Consumers
   - *Web site in 5 languages*
     - more than 10 million visits per month
   - *Road Atlas CD-ROM's for PC's*
   - *Software for PDA's:*
     - navigation and mapping products
     - all the "Michelin Guides" (hotels & restaurants)
2. Services on Mobile Phones
   - *maps, route planning, traffic information, gas stations, hotels, restaurants*
   - *all technologies: i-mode™, WAP GPRS, SMS...*
   - *available at Vodafone, Orange, Bouygues, Telefonica, e-Plus, KPN, Base, SFR...*


ViaMichelin
EUROPE



MICHELIN FACT-BOOK 2003

MICHELIN

Other Activities

ViaMichelin

ViaMichelin

Multiple markets



3. Automotive
   - *travel guides on CD-ROMs for on-board navigation systems (GPS)*
     - hotels, restaurants, tourist information
     - compatible with Bosch-Blaupunkt, Siemens-VDO/Dayton, and Harman-Becker
   - *telematics services with vehicle manufacturers and device makers*
4. Services to Businesses in general
   - *mapping for web sites of companies with multiple points of sales*
     - ASP mode
     - modular approach
   - *location-based services and routing for commercial vehicles*
   - *special projects based on ViaMichelin's on-line know-how and unique content*



MICHELIN FACT-BOOK 2003

MICHELIN

MICHELIN

Part VIII

The environnement

Tire life cycle assessment
Raw material production
Environmental control of industrial sites
Impact of tire use on the environment
Recycling
Michelin Performance and Responsibility report

Environment

The impact of tire use on the environment

Tire Life Cycle Assessment

Life cycle assessment of an average European passenger car tire

Contribution of the different stages of tire life cycle in the global impact on human health and the environment


Production of raw materials and tire manufacturing
11.7%
Tire distribution
< 1%
End-of-life processing 2%
Material recovery
Energy recovery
Landfill*
Collecting end-of-life tires
< 1%
Tire use phase
86%

* *Will be prohibited in Europe as of 2006. Already prohibited in 11 US States*

Source : based on a study by PréConsultant B.V., May 2001 (in ecopoints)

MICHELIN FACT-BOOK 2003

MICHELIN

Environment

Raw material production

The components of a tire


28%
25%
5%
15%
13%
14%
Passenger car tires
23%
8%
0%
40%
22%
7%
Truck tires
Synthetic rubber
Natural rubber
Chemicals
Steel reinforcements
Fabric reinforcements
Reinforcing fillers

- A tire is made up of more than 200 components. These materials come from a range of different sources:
  - *plants (natural rubber and rayon), which are renewable*
  - *minerals (silica, metal reinforcements)*
  - *petroleum (synthetic elastomers, carbon black, chemicals)*
- With the studies carried out by our researchers and consultations with our suppliers, we take action to reduce the environmental impact of these products' elaboration

MICHELIN FACT-BOOK 2003

MICHELIN

Environment

Raw material production

Rubber tree growing

Because Michelin buys natural rubber, the group is now responsible for around 1 million hectares of rubber plantations.



- Latex can be obtained for about 30 years from an adult tree, after an initial growing period of six or seven years.
- This long unproductive period may encourage small independent producers to replace rubber trees with other crops that have shorter cycles.
  Now the rubber tree is a high-quality species for reforestation. Furthermore, its wood can be used for heating purposes and to manufactuure furniture and flooring, instead of trees from the primary forest.
- Michelin has been involved in the rubber growing sector since the 1920s. As well as covering a small proportion of our natural rubber requirements (3%), the purpose of our rubber growing activity is to develop innovative research and thus contribute to technical and economic progress in the sector.

MICHELIN FACT-BOOK 2003

Environment

Environmental control of our industrial sites

Production of tires on ISO 14001-certified sites (as a % of annual tonnage)


90%
80%
65%
37%
7%
2%
97
98
99
00
01
02
03

- The Environmental Management System (EMS)
  - *set up by Michelin in 1998*
  - *a program designed to control and reduce the impact of our industrial sites on the environment. Each site signs an environmental commitment charter.*
  - *At the end of 2003, around 70,000 employees had been made aware of environment, within the EMS framework.*
- Our ISO 14001 certification policy
  - *EMS is a prerequisite for obtaining ISO 14001 certification*
  - *In the first half of 2003, 80% of the Group's production in tonnage terms was produced in ISO 14001-certified factories.*

MICHELIN FACT-BOOK 2003

Environment

The impact of tire use on the environment

Rolling resistance

An analysis of the life cycle of a tire shows that the major impact it has on the environment is at usage level and not, as often thought, elimination of the worn tire

- With each revolution of a wheel, the tire deforms to absorb road surface irregularities. It is because it can change shape that a tire provides grip and comfort
- As the rubber compounds are being deformed, they heat up and dissipate part of the energy transmitted by the engine: this phenomenom is known as ***rolling resistance***
- Today, **one full tank in five is used to overcome rolling resistance**, the rest of the fuel consumed serves to counter air resistance (aerodynamics), acceleration (inertia) and to climb slopes (gravity)

MICHELIN FACT-BOOK 2003

Environment

The impact of tire use on the environment

Rolling resistance: our technical progress

Reduction in rolling resistance on Michelin passenger car tires (in kg/t)


30
25
20
15
10
5
0
First pneumatic tire
Radial tire
Green tire
Energy 3 tire
Proxima tire
1897
1946
1992
2003

- Low rolling resistance has now acquired a performance status in its own right, thanks to innovations by the Michelin Group:
  - *invention of the radial tire in 1946*
  - *invention of the green tire in 1992, for passenger car (Energy) and truck (A2 Energy or X One) ranges*
- The green tire revolutionized the field of rolling resistance:
  - *saving an appreciable amount of energy (the first generation of green tires enabled the fuel consumption of vehicles to be reduced by around 4%)*
  - *further improving user safety (notably by better grip on wet road surface)*
  - *without compromising tire service life*

MICHELIN FACT-BOOK 2003

Environment

The impact of tire use on the environment

Rolling resistance: awareness of our customers



Launched on the American market in 2002, the X-One truck tire offers a combination of advantages: low rolling resistance, reduction in the number of worn tires to be eliminated, less weight, reduction in noise emission

- The awareness of the general public still needs to be developped...
  - *In replacement, rolling resistance is rarely the main purchasing criterion*
  - *However, in original equipment, an increasing number of vehicle manufacturers prefer tires with low rolling resistance, which allow them to comply more easily with vehicle pollution regulations and fuel efficiency standards*
- ... whereas professionals are gradually becoming convinced
  - *the use of green tires leads to a reduction in fuel consumption of around 5%*
  - *the economic advantage and protection of the environment combine*

MICHELIN FACT-BOOK 2003

MICHELIN

Environment

Recycling end-of-life tires

End-of-life tire recycling rate in 2001 (as a percentage)


100
80
60
40
20
0
West. Europe
Japan
North Am.
Brazil
Energy recovery
Retreading within zone
Material recovery
Others/ landfills
Export

- More than one billion tires are sold each year throughout the world. Today, around one-third of these tires are disposed of in landfills or just thrown out
- We have several levers allowing us to globally reduce the impact of end-of-life tires:
  - *extending tire life, thus reducing the volume of end-of-life tires and the need for raw materials, while improving customer satisfaction*
  - *suitability for regrooving and retreading: a Michelin truck tire can be regrooved twice and retreaded once, offering four lives in all, and a total distance traveled of around one million kilometers (621,504 miles)*
  - *development of end-of-life-tire recycling programs, which enable the material or energy contained in the tire to be recovered*
  - *dialogue with the industry and the public authorities, to help gradually recycle all end-of-life tires*

MICHELIN FACT-BOOK 2003

MICHELIN

Environment

Recycling end-of-life tires



Energy recovery by tire incineration

Incinerating an average passenger car tire provides enough energy to power a 60 W. light bulb for more than 40 days



- In 2002, incineration of our end-of-life products produced:
  - *total energy of 22,000 terajoules, or the equivalent of the energy consumption of a European town of 135,000 inhabitants for one year*
  - *gross emissions of 2 million tons of CO_2*
- If the same energy had to be produced from fossil fuels, an additional 500,000 tons of CO_2 would have been generated

MICHELIN FACT-BOOK 2003

Environment

Michelin Performance and Responsibility Report



Respect for the Environment is part of the Michelin Performance and Responsibility approach


MICHELIN

More detailed information about the Environment is available in the Michelin Performance and Responsibility Report, which exposes the first results of the implementation of our five values:

- *Respect for Customers*
- *Respect for People*
- *Respect for Shareholders*
- *Respect for the Environment*
- *Respect for Facts*

MICHELIN FACT-BOOK 2003

Part IX

Share and shareholders

Stock market data

Share price history

Shareholders

Financial ratings

Corporate governance

Financial calendar

Share and Shareholders

Stock market data

The Michelin share

- Par value: 2 euros
- Market of quotation: Premier Marché of Euronext Paris
- Transaction unit: 1
- Form of the shares: 100% registered
- ISIN code: FR 0000 12126 1
- Symbols / Tickers: Reuters: MICP.PA
  Bloomberg: ML
- MONEP: Continuous trading segment
- Indices: CAC 40
  Euronext 100
  ASPI Eurozone®
  Dow Jones Sustainability Index STOXX
- Weight within indices: CAC 40: 0.87% (as of 12/31/2003)
  Euronext 100: 0.40% (as of 12/31/2003)

MICHELIN FACT-BOOK 2003 MICHELIN

Share and Shareholders

Share price history

Year	Last trading day of year (closing price) (2)	Change year-on-year	High / Low	Average daily volume of transactions	Number of shares (1)	Net income after taxes, Group share per share	Dividend per share (tax credit not included)
1998	34.07 €	-26.2%	62.34 € - 28.51 €	561,933	137,715,893	3.89 €	0.64 €
1999	39.00 €	+14.5%	49.49 € - 30.30 €	561,436	134,715,873	2.10 € *	0.71 € *
2000	38.55 €	-1.2%	41.90 € - 30.10 €	514,485	134,715,873	2.96 €	0.80 €
2001	37.05 €	-3.9%	43.50 € - 23.84 €	578,980	134,715,873	2.20 €	0.85 €
2002	32.86 €	-11.3%	45.05 € - 24.50 €	760,143	141,792,730**	4.28 €	0.93 €
2003	36.38 €	+10.7%	38.11 € - 25.02 €	797,844	143,387,025**	NA	NA

** Pro Forma*
*** 1,292,143 shares were issued in 2002 in the first phase of the employee share ownership plan.*
5,784,714 shares were issued in 2002 as compensation for 444,978 Compagnie Financière Michelin bearer shares affected by the public offer of exchange on 459,593 shares.
The 14,615 shares not presented for exchange were subject to a "squeeze-out" procedure, after which 189,995 shares of Cie Générale des Etablissements Michelin were issued in 2003.
1,404,300 shares were issued in 2003 in the second phase of the employee share ownership plan.

(1) Total consists of A capital, A (*jouissance*) shares and B shares grouped into a single category on June 15, 1999, henceforth called Michelin shares

(2) B share up to, and including, June 14, 1999

MICHELIN FACT-BOOK 2003 MICHELIN

Share and Shareholders

Share price history

Comparative performance of the Michelin share and the CAC 40 index (1990-2003)

The Michelin share fell against the CAC 40 index in summer 98, but the gap has narrowed since mid-2002


400
350
300
250
200
150
100
50
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
CAC 40
178
142
Michelin

Michelin share and CAC 40 index closing prices (as of 12/31/2003)
The relevant Michelin share was called "B share" up to, and including, June 14, 1999.

MICHELIN FACT-BOOK 2003

MICHELIN

Share and Shareholders

Share price history

Comparative performance of the Michelin share, the World Automotive Index and the World Tire Index (1990-2003)

This fall against CAC 40 was not specific to Michelin, whose performance since 1990 compares very favorably to the World Tire index and favorably to the World Automotive index


250
200
150
100
50
0
1990 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 2002 2003
Michelin
142
132
93
World Automotive Index
World Tire Index

Michelin share closing price (as of 12/31/2003)
World Automotive index calculated from the Morgan Stanley Capital International World Index Automobiles & Components.
World Tire index calculated from the Michelin, Bridgestone Corp., Goodyear Tire & Rubber Co., Pirelli Spa and Continental AG share closing prices (as of 12/31/2003)

MICHELIN FACT-BOOK 2003

MICHELIN

Share and Shareholders

Share price history

Comparative performance of Michelin, Bridgestone and Goodyear shares (1998-2003)

Since 1998, the Michelin share out-performed its main competitors!


160
140
120
100
80
60
40
20
0
Michelin
68
42
Bridgestone
Goodyear
12
Jun-98 Sep-98 Dec-98 Mar-99 Jun-99 Sep-99 Dec-99 Mar-00 Jun-00 Sep-00 Dec-00 Mar-01 Jun-01 Sep-01 Dec-01 Mar-02 Jun-02 Sep-02 Dec-02 Mar-03 Jun-03 Sep-03 Dec-03

Michelin, Bridgestone Corp., Goodyear Tire & Rubber Co. share closing prices (as of 12/31/2003)

MICHELIN FACT-BOOK 2003

Share and Shareholders

Share price history

Comparative performance of the Michelin share and the CAC 40 index (2003)

Over 2003:

CAC 40: +16.1%

Michelin: +10.7%


160
140
120
100
80
60
40
20
0
2002 Results
2002 Sales
Q1 2003 Sales
H1 2003 Results
Q3 2003 Sales
CAC 40
116
111
Michelin
1st half 2003
2nd half 2003
Jan-03 Feb-03 Mar-03 Apr-03 May-03 Jun-03 Jul-03 Aug-03 Sep-03 Oct-03 Nov-03 Dec-03

Michelin share and CAC 40 index closing prices (as of 12/31/2003)

MICHELIN FACT-BOOK 2003

Share and Shareholders

Share price history

Comparative performance of the Michelin share, the World Automotive Index and the World Tire Index (2003)


World Automotive Index
World Tire Index
Michelin
122
118
111
1st half 2003
2nd half 2003
160
140
120
100
80
60
40
20
0
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03

Michelin share closing price (as of 12/31/2003)
World Automotive index calculated from the Morgan Stanley Capital International World Index Automobiles & Components.
World Tire index calculated from the Michelin, Bridgestone Corp., Goodyear Tire & Rubber Co., Pirelli Spa and Continental AG share closing prices (as of 12/31/2003)

MICHELIN FACT-BOOK 2003

MICHELIN

Share and Shareholders

Share price history

Comparative performance of Michelin, Bridgestone and Goodyear shares (2003)


Bridgestone
Michelin
Goodyear
115
111
98
1st half 2003
2nd half 2003
140
120
100
80
60
40
20
0
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03

Michelin, Bridgestone Corp., Goodyear Tire & Rubber Co. share closing prices (as of 12/31/2003)

MICHELIN FACT-BOOK 2003

MICHELIN

Share and Shareholders

Share price history

Share price and daily trading volumes in 2003

Substantial increase of the average daily trading volume since 2001:

578,980 in 2001
760,143 in 2002 (+31% / 2001)
797,844 in 2003 (+5% / 2002)


140
120
100
80
60
40
20
0
3063.91
32.86
5,000,000
4,500,000
4,000,000
3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
3557.90
36.38
CAC 40
Michelin
Volume of transactions
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03

Closing prices as of 12/31/2003

MICHELIN FACT-BOOK 2003

MICHELIN

Page IX - 5

Share and Shareholders

Shareholders

Shareholders	Number of shareholders	Number of shares
12/31/2001	153,918	134,715,873
12/31/2002	199,703	141,792,730
12/31/2003	227,762*	143,387,025

* of which 70,117 employees

Shares held by CGEM	Number of shares	
12/31/2001	4,140,457	3.07%
12/31/2002	1,263,202	0.89%
12/31/2003	155,312	0.11%

MICHELIN FACT-BOOK 2003

MICHELIN

Share and Shareholders

Shareholders

Shareholder Ownership Structure
As of 12/31/2003

Strong presence of foreign investors

Close to 32% of total shareholders have held Michelin shares for more than 3 years


Individual shareholders 19.5%
Employees 2.2%
Treasury stock 0.1%
French institutions 37.2%
Franklin Templeton 6.7%
Other foreign institutions 34.4%

Voting rights	
Individual shareholders	26.2%
Employees	1.9%
Treasury stock	-
French institutions	32.8%
Franklin Templeton	5.5%
Other foreign institution:	33.7%

As a % of total number of shares held	All shareholders
Shares held for less than 1 year	38.7%
Shares held for more than 1 year and less than 3	29.5%
Shares held for more than 3 years	31.8%

MICHELIN FACT-BOOK 2003 MICHELIN

Page IX - 6

Share and Shareholders

Financial Ratings

As of 12/31/2003

		CGEM (1)	CFM (2)	MFPM (3)
Short-term	Standard & Poor's	A2	A2	A2
	Moody's	P2	P2	P2
Long-term	Standard & Poor's	BBB+	BBB+	BBB+
	Moody's	Baa2	Baa1	Baa1
Outlook	Standard & Poor's	Negative	Negative	Negative
	Moody's	Stable	Stable	Stable

(1) Compagnie Générale des Etablissements Michelin
(2) Compagnie Financière Michelin
(3) Manufacture Française des Pneumatiques Michelin

MICHELIN FACT-BOOK 2003 MICHELIN

Share and Shareholders

Corporate Governance in the Michelin Group

- For over 140 years, Michelin has operated as a specific legal entity called a Partnership by shares (Société en Commandite par actions)
- This corporate structure fully meets the requirements of corporate governance for it promotes long-term strategies
  - *on the part of a stable base of highly commited managers*
  - *supervised by an independent Supervisory Board*

MICHELIN FACT-BOOK 2003

Page IX - 7

Share and Shareholders

Corporate Governance in the Michelin Group

Partnership by shares

Two categories of partners

- *Limited partners (shareholders), or sleeping partners:*
  - hold only registered shares
  - liable for the Company's debt only to the extent of their capital contributions
  - approve the accounts and reports presented by the Managing Partners, and recommend the appropriation of profit/loss
  - where necessary, appoint the Managing Partners (subject to unanimous approval of the General Partners), the members of the Supervisory Board (selected from among the Shareholders), and the Statutory Auditors at Annual Shareholders Meeting
- *General Partners*
  - jointly, severally and personally liable for Michelin's debt
  - may not relinquish their duties and responsibilities by resigning
  - if they hold company shares, General Parters may not vote on the appointment or dismissal of Supervisory Board members
  - 3 General Partners: Edouard Michelin, René Zingraff, and Société Auxiliaire de Gestion (Sarl SAGES), whose sole mission is to ensure interim management and convene an Extraordinary General Shareholders Meeting in the event of the Managing Partners' simultaneous demise

MICHELIN FACT-BOOK 2003

Share and Shareholders

A Partnership Limited by Shares (Société en commandite par actions)


Active partners
Edouard Michelin
René Zingraff
SAGES
Sleeping partners
(Shareholders)
Appoint, subject to approval of Active partners
Report on their management to the General Meeting of Shareholders
Appoint and dismiss
Approve proposals of resolutions to Extraordinary General Meeting of Shareholders
Managing Partners
Edouard Michelin
René Zingraff
Management body
Ongoing supervision of management
Supervisory board
Supervisory body
Auditors

MICHELIN FACT-BOOK 2003

Share and Shareholders

Corporate Governance in the Michelin Group

Clear separation of management and supervisory functions

- Michelin is run by the Managing Partners, who must be natural persons and General Partners
  - *they report to the Supervisory Board and the Annual Shareholders Meeting*
  - *they prepare the Company accounts*
  - *they recommend the appropriation of profit/loss for the financial year*
- The Supervisory Board is responsible for ongoing supervision of the Company's management on behalf of the Shareholders

MICHELIN FACT-BOOK 2003

Share and Shareholders

Corporate Governance in the Michelin Group

Unlimited liability of the Managing Partners

- The Managing Partners are jointly, severally and personally liable in their capacity as General Partners
- They do not receive a salary or non-cash benefits as consideration for exercise of their responsibilities
- In their capacity as Managing Partners, the latter receive statutory payments on the basis of Company net income
  - *their interests are the same as the shareholders, as they only receive payment if the Company is profit-making*
  - *the decisions they make involve long-term commitment on their part since they have several and unlimited liability for the Company's debts against their personal assets*
- A legal structure of this nature can only reinforce the basic will for vigilance when taking risks

MICHELIN FACT-BOOK 2003

Share and Shareholders

Corporate Governance in the Michelin Group

Independent Supervisory Board

- Michelin's Supervisory Board currently comprises 6 members, 4 of whom are independent within the meaning of the Bouton report, meaning "they are not bound by any ties whatsoever to the Company, the Group or its management, in a way that might alter their free judgment". The corresponding criteria are defined in the Board Code of conduct.
- Members are appointed by the Shareholders. At a functional level, Board independence is guaranteed as follows:
  - *The Managing Partners may not be Supervisory Board members*
  - *CGEM has not stake in non Group entities in which Board members hold posts or director mandates*
  - *Neither the Managing partners nor any Group managers sit on the management bodies in such non Group entities*
  - *Supervisory Board reviews and controls cover overall Group business, results and prospects.*

MICHELIN FACT-BOOK 2003

Share and Shareholders

Financial Calendar

• 2003 Annual General Meeting of Shareholders	May 14, 2004
• Expected date of dividend distribution	May 18, 2004
• Net sales at March 31, 2004	April 26, 2004
• First half 2004 results	July 30, 2004
• Net sales at September 30, 2004	October 25, 2004
• 2004 net sales	February 2005
• 2004 annual results	February 2005

***** These dates are provisional ones***

MICHELIN FACT-BOOK 2003

Michelin Fact-book 2003

MICHELIN
Investor Relations Department
46, avenue de Breteuil - 75007 Paris
Place des Carmes Déchaux
63000 Clermont-Ferrand
www.michelin.com

SEC File #82-3354



Mixed General Meeting of Stockholders

to be held at 9:00 a.m. on

Friday, May 14, 2004

at the Polydôme, place du 1er-Mai,
Clermont-Ferrand (Puy-de-Dôme), France

April 5, 2004

Notice of Meeting

Agenda p.2

Summary presentation p.3

Preamble p.7

Resolutions p.9

Company results for the last five years p.14

Conditions of entry to the Meeting

Every stockholder who is entered in the Company's register of stockholders no later than five days in advance of the date of the meeting will, regardless of the number of shares they hold, be entitled to attend the meeting or to be represented at the meeting, either by another stockholder or their spouse as proxy, or by the stockholders who are not French residents, through the outside person registered by them with the Company and who has fulfilled all the statutory requirements.

Please let us know **BEFORE APRIL 30, 2004**

if you intend to be present. If not, please return to us as soon as possible the enclosed envelope enclosing a proxy form together with a postal vote form indicating your preferences.

Dear Stockholder,

This year, Michelin is holding its Mixed General Assembly (ordinary and extraordinary).

At this meeting you will be asked to approve the accounts for the year 2003 and the allocation of profits. You will be asked also to renew the term of office of members of the Supervisory Board and to appoint the company Auditors.

The Annual Meeting is for us, as always, a privileged moment to come together at Clermont-Ferrand, and talk over specific aspects of the running of your company. It is a time when we can meet you in person – you number 228,000 throughout the world, 70,000 of which members of the Michelin teams, a time for building upon the dialogue we have been constantly striving throughout the year to deepen, by letter, stockholder meetings, meetings with your representatives on the Stockholders' Consulting Committee, and, of course, by internet.

We very much look forward to your accepting our invitation to Clermont-Ferrand this year.

Yours sincerely,

Édouard Michelin René Zingraff

MICHELIN

- Reading of the Managing Partners' report;
- Reading of the report of the Supervisory Board.

Items within the competence of the Ordinary General Meeting

- Reading of the Auditors' reports on the consolidated and corporate accounts for 2003 and the special Auditors' report on the conventions described in Article L 226-10 of the French Commercial Code;
- Approval of the corporate accounts for 2003 and the operations described;
- Allocation of profits for 2003;
- Approval of the consolidated accounts for 2003;
- Renewal of the term of office of two members of the Supervisory Board;
- Appointment of additional Auditors at the proposal of the Supervisory Board in conformity with new legal provisions;
- Authorisation for the company to trade its own shares on the French Stock Exchange.

Items within the competence of the Extraordinary General Meeting

- Reading of the special Auditors' Reports;
- Authorisation for an increase in capital to a maximum nominal amount of four million Euros by way of issue of shares to senior and executive management of the Company and of Group member companies in France and abroad ("stock options");
- Authorisation for an increase in capital to a maximum nominal amount of two million eight hundred and sixty-seven thousand Euros, representing 1% of the current capital, by way issue of shares reserved for employees of the Company and of Group member companies.

Overview

After three years of stagnation, the global economy at last in 2003 registered an upturn, though varying considerably from region to region whether in industrialized or developing countries.

The tyre markets have developed in a contrasting way. A slight global growth has been recorded, but on the whole this has not exceeded the level attained in 2000. In Europe, significant progress was made in Car and Van replacement and heavy goods vehicles (HGV).

In North America the Car and Van replacement market has remained stable, whereas the HGV market is increasing thanks to the recovery started in 2002. In Asia, progress is mainly due to a buoyant development in the Car and Van and HGV markets in China, though most of the other segments are stagnating, with Japan suffering a setback. Brazil and Argentina are experiencing a slight upturn, whilst Venezuela, the third most important market in South America, is in rapid decline. By contrast, the HGV market is growing in that zone. As for the Middle East, the markets in Turkey and the Gulf countries are enjoying an improvement, whereas the African markets remain difficult.

Michelin on the markets

In 2003, the Car and Van market benefited from continued efforts at improving the product-category mix. In the European replacement market, the increase in sales volumes by the Group, although by 5.1% as compared with 2002, remains slower than the market. In North America, 2002 sales were down by 0.9%. This drop can be attributable to the Group loss of the market share in the "mass market" segments and to the H speed index over the first nine months of the year, as well as to a deficiency in production capacity in the SUV segment in the second year-half. As for the fourth quarter, the mix of Group brands improved notably to the benefit of the "flag" brands and to the detriment of the private brands. As for the original equipment market, Michelin is gradually stabilizing its share of the European market, even showing a progression in the fourth quarter. In North America, Michelin is improving its sales mix, and substantial gains in the market are being registered on the SUV and High Performance markets. This has resulted in net sales of Euros 7.46 billion, down by 6.2%, but up by 3.6% on 2002, at constant exchange rates.

Turnover in the HGV sector has increased by 0.6% to Euros 3.97 billion, despite the impact of varying exchange rates. The increase in sales volumes by 4.2% associated with an improvement in the mix original equipment/replacement market and the rise in unit selling prices, has led to a marked growth in this sector of activity.
In the replacement market, sales have risen sharply in Europe and North America, though the Group has not yet managed to regain the same share in the market it enjoyed in 2000. As regards the original equipment market in Europe, the weakness in the trailer market explains the noticeable slow-down in sales. In North America, the Group's share in the market has suffered a light setback. Michelin is less present in the trailer segment, a segment which gave a greater boost to the market in 2003 than that of tractors, which is a more technical segment.

At Euros 4.86 billion, the turnover in other activities is up by 4.8% in 2003. Growth is essentially linked to the acquisition of the Viborg distribution activities by Euromaster. At constant scope, sales have gone down by 3.5%. The depreciation of the American Dollar reaching 16.5% as regards the Euro has materially affected sales in other activities. This is particularly sensitive issue as regards the TCI turnover, as with activities in the Civil engineering and aircraft tyres sectors where the American Dollar is the currency of reference for nearly all commercial operations.

Results and balance sheet

Turnover totalled Euros 15.37 billion in 2003, a dip of 1.8% on 2002. At constant scope and exchange rates, turnover rose by 5%.

Profits, recorded at Euros 1.14 billion, are down by 6.7% on 2002, with a margin of 7.4%. However, excluding the impact caused by the consolidation of the Viborg distribution activities, the margin is virtually stable at 7.7%.

One of the main reasons for the dip in profits is extra costs of Euros 320 million, compared with 2002, owing to the rise in cost of raw materials. The rise in the Euro compared with other currencies and in particular, the American Dollar, had a strong negative impact on the margin (down by 0.4 points).

These set-backs have however been partly relieved by the operational solidity of Michelin, thanks to:

- an improvement for the third year running, in the price mix, by 1.6% in 2003 at constant exchange rates and sales;
- an increased productivity which takes account of the following factors:
  - an increase of 3.7% of sales volumes,
  - a decrease in stocks of finished products, though less than that of 2002,
  - efficient cost-control compensating for certain costs (i.e. energy, transport, insurance and employee pensions and benefits).

To conclude, the Euros 15 million corresponding to the operating loss realised over the nine months during the Viborg consolidation have reduced the margin.

Profits for the Car and Van sector, at Euros 664 million, went down by 13.2% and the margin by 0.7 points to 8.9%. This decline was mainly due to North America. Profits for the HGV sector are recorded at Euros 521.5 million, an improvement of 7.6%.

After a severe set-back in profitability in 2001 owing to the collapse of the market in North America, this segment showed a marked improvement in profits for the second year running. At 13.1%, the margin was widened by 0.8 points. Profits for the 'other activities' were down by Euros 42 million, a setback of Euros 18 million compared with 2002, corresponding to a reduction in the margin of 0.9%, a drop of 0.4 points. The main reasons for this setback are the increased costs of raw materials and currency regarding special purpose tyres, the disappointing Euromaster profits despite improved sales, and the consolidation of a profit loss of Euros 15 million corresponding to the nine-month Viborg consolidation.

At 68.7% of turnover, the manufacturing cost of sales continues to drop, generating an improvement in the gross margin at 31.3%. By contrast, commercial, administrative and general costs went up from 22.3% to 23.9%. Apart from an increase in external costs, this trend is, on the whole, essentially owing to the Viborg consolidation and to exchange rate fluctuations, the Group paying its general costs mostly in Euros.

In 2003, Michelin devoted Euros 710 million to research and development, some 4.6% of turnover. Michelin ranks as one of the most important investors in this sector.

The financial results come to Euros 225 million, as compared with Euros 260 million in 2002. The exceptional profit of Euros 19 million, when compared with the profit for 2002 of Euros 75 million, is due to restructuring provisions totalling Euros 192 million and the positive impact (Euros 307 million) of measures taken following the in-depth review of employee pension funds, particularly in the United States and Japan. At Euros 261 million, the Group tax burden is down though the apparent average tax rate has risen (44% against 38.4% in 2002). Viborg goodwill amounted to Euros 306.5 million. This amount was fully amortized over the financial year.

The net profit is Euros 328.9 million, against 614.5 million in 2002. The Group net profit share stands at Euros 317.5 million.

Gross tangible and intangible investments, excluding the fixed assets of newly-acquired businesses, come to Euros 1.1 billion and represent 7.3% of turnover, an increase of 1.1 points compared with 2002. Net financial investments went up to Euros 229 million, compared with Euros 62 million in 2002. Net stocks continued to be monitored and represent 18% of turnover compared with 18.3% a year before. This development, when taken together with the decrease in customer receivables (19.4% of the 2003 turnover, as against 20.6% in 2002), has paved the way for an improved self-financing capacity of Euros 380 million. Taking all these factors into account, the situation on available cash flow is positive, at Euros 299 million. Auto-financing capacity, at over Euros 1.4 billion, some 9.2% of the turnover, is determined after accounting for contributions to employee pension funds and payments to retirees under unfunded defined benefit plans. Net financial liabilities as at December 31, 2003 stood at Euros 3.44 billion, representing 78% of Stockholders' equity including minority interests, compared with 85% in 2002. The Group further improved its financial structure in November through a Euros 500 million last ranking, 30-year subordinated note issue.

In 2003, Michelin's employee pension funds continued to meet the minimum funding levels set in local regulations. In line with previous years, payments into employee pension funds totalled Euros 133 million.

Compagnie Financière Michelin (CFM)

CFM's turnover is down by 1.7% year-on-year to Euros 15.6 billion. At constant exchange rates, consolidated sales advanced 5%. At Euros 1.10 billion, operating profits dipped by 4.3%. The net profit comes to Euros 285.6 million.

Given that CFM's sales scope is practically identical to that of Compagnie Générale des Établissements Michelin (CGEM), observations relative to CGEM in this report likewise apply to CFM.

Compagnie Générale des Établissements Michelin (CGEM)

The accounts of the company record a profit of Euros 178,237,815.34 as against a profit of Euros 332,387,387.56, some Euros 154.1 million less.

Profits are recorded at Euros 52.6 million, down from Euros 29.5 million.

The amount of fees and royalties charged has dropped by Euros 15.2 million. This drop is due largely to varying exchange rates (US Dollar, Canadian Dollar, Pound sterling, Polish zloty, etc.).

Operating costs increased by Euros 21.2 million due to research, re-invoicing services, and the contract signed with TRW for the marketing of tyre pressure monitoring systems.

Financial income slipped by Euros 99.8 million owing to the following factors:

- the non-distribution of the Pardevi dividend and a reduction of Euros 30 million in the dividend paid out by Compagnie Financière Michelin;

✦ the creation of depreciation reserves for Pardevi shares worth Euros 16.3 million and the transfer from depreciation reserves for Manufacture Française des Pneumatiques Michelin shares worth Euros 26 million.

These different factors go to explain the present income of Euros 182.6 million as against Euros 311.8 million for 2002.

The exceptional profit has been balanced. It no longer takes account of the transfer from depreciation reserves for Manufacture Française des Pneumatiques Michelin shares, which is henceforth to be recorded under the item 'financial results'.

Lastly, income tax payable by the company will be Euros 4.3 million.

The structure of the balance sheet can be explained as follows:

✦ On November 3, 2003 the Company acquired 3,899,437 registered shares and 391,666 bearer shares in Compagnie Financière Michelin following an increase in capital. The shares (fully paid up) were acquired in payment for loans receivable worth Euros 1,054,338,477.34;

✦ Capital and bonuses have increased by Euros 36 million. This variation is owing to Euros 31 million from the employee share ownership plan authorised by the Mixed General Meeting held on May 18, 2001, and Euros 5 million from the public exchange offer for Compagnie Financière Michelin bearer shares launched by Compagnie Générale des Etablissements Michelin on October 17, 2002;

✦ On December 3, 2003, the Group made a 500 million Euros last ranking subordinated issue (TSDR). For a 30-year term, the note will be callable from December 3, 2013 at the Group's sole discretion, at par and in cash, and thereafter in quarterly payments on the due date of payment of interest until December 3, 2033, the due date for the loan repayment. CGEM reserves the right to effect early amortization at any moment, without any limitation as to price or quantity, either by way of purchase of stock on or off the Stock Exchange, including by public tender offer to repurchase or exchange. The stock will bear interest at a fixed annual rate of 6.375% for the period December 3, 2003 – December 3, 2013. They will be calculated from December 3, 2013, on 3-months variable Euribor plus 2.95%. Details of the other conditions of this issue of stock are contained in a specific note in the annex to the Company accounts.

Prospects for 2004

For 2004, Michelin intends to continue making progress, in line with its objectives for growth, profitability and sustainability.

The Group remains, more than ever, totally committed to improving its performance and global competitiveness, and continuing its geographic expansion.

The company remains vigilant, however. Actually, even though it may be expected that the tyre markets will continue to grow, albeit in contrasting fashion depending on the geographical zone buoyant in North America, slightly positive in Europe, sluggish in Japan, very promising in China, in the long term, however, their global progression it is not expected to exceed + 1% to + 2% on average per year. Moreover, a number of external inflationary pressures, affecting in particular the cost of raw materials, will continue to bear on activity but less heavily than in 2003. The Euro should remain stronger than the Dollar.

Building on the improvements already made within its corporate structure and on its capacity to take up opportunities for market growth, Michelin looks forward to 2004 with optimism, seeing it as a chance to improve its performances significantly, in particular, its operating margin.

Resolutions within the competence of the Ordinary General Meeting

✦ The first two resolutions relate to the approval of the corporate accounts and the allocation of profits for 2003. It is proposed to distribute a dividend at €0.93 per share for 2003. Taken together with a tax credit of €0.465, this will generate overall earnings for stockholders to €1.395 per share. This dividend will be paid on May 18, 2004.

✦ The third resolution relates to the approval of the consolidated accounts for 2003.

✦ The fourth resolution concerns the special Auditors' report on regulated conventions.

✦ The fifth and sixth resolutions concern the renewal for a further five years of the term of office on the Supervisory Board of Mr. Eric Bourdais de Charbonnière and Mr. François Grappotte, who have already been members of the Board since June 11, 1999.

Mr. Bourdais de Charbonnière was previously with J.P. Morgan for twenty-five years, where he was president of the Bank in France. He was subsequently appointed Financial Director of Michelin for ten years, before taking over his current position as Chairman of the Supervisory Board in 2000.

Mr. Grappotte was Director General of Legrand for twenty years and became non-executive Chairman of Legrand in 2004.

Additional information on the members of the Supervisory Board can be found in the annual report under 'Additional Information'.

✦ The seventh and eighth resolutions concern the appointment of the new Auditors, replacing the current Auditors whose appointment will expire after the General Meeting. In compliance with local regulations, the Supervisory Board makes proposals as to the appointment of the Auditors on the basis of advice from the Accounts Committee.

It is proposed to appoint PricewaterhouseCoopers Audit and Corevise as the company Auditors. The reason for appointing those accountancy companies to replace Mr. Dominique Paul and Mr. Stéphane Marie (partners at PricewaterhouseCoopers Audit and Corevise, respectively) is that this will allow for the rotation of the partners in those accountancy corporations in accordance with the terms of the Law on Financial Security of August 1, 2003.

✦ The ninth and tenth resolutions deal with the appointment of an Auditor of the company in addition to each of the current appointees, regardless of the fact that the current appointees may be corporations. We propose Mr. Pierre Coll (partner at PricewaterhouseCoopers Audit) and Mr. Jacques Zaks (partner at Corevise) as the additional Auditors.

Additional information on Auditors fees and responsibilities for 2003 can be found in the annual report under 'Additional Information'.

✦ The eleventh resolution concerns the authorisation of the company to transact its own shares in accordance with the procedures previously approved, namely for a maximum purchase price of Euros 60 and a minimum selling price of Euros 30.

Resolutions within the competence of the Extraordinary General Meeting

- The twelfth resolution concerns the renewal of the authorisation permitting the allocation of options to senior and executive management in the Company and Group member companies in France and abroad, to subscribe for or purchase shares in the company ('stock options'). The aim of this authorisation is to permit the continuance of the policy adopted in 2002 and 2003 of allocating stock options on a reasonable and careful basis. It is recalled that the number of shares that can be issued in any one financial year is limited to 2,000,000, some 1.40% of the equity capital.

  It is also recalled that the mixed General Meeting held on May 18, 2001 authorised the company to grant stock options, and limited the number of shares for issue in that regard to 2,300,000 for any one financial year, some 1.70% of the equity capital.

  By virtue of that authorisation, which expires on July 17, 2004, some 1,185,800 shares were allocated under three separate stock option plans, the details of which are set out **in the following table:**

- The thirteenth resolution concerns the authorisation required by law on employee save-as-you-earn-schemes to undertake increases in capital in favour of employees of the Company and of Group member companies in France and abroad. This is just a matter of simply renewing the same terms and object of the authorisation previously passed by the Mixed General Meeting on May 16, 2003. That authorisation was never actually implemented and will be superseded by this new authorisation. It is recalled that there are no plans as yet to introduce any such scheme.

Date			Number of options				Euro call price
Date allocation	Year	Expiry	Allocated	Called	Cancelled	Balance	
May 2002	May 2006	May 2011	716,600 (1)	0	10,800	705,800	44.00
May 2003	May 2007	May 2012	243,000 (2)	0	3,000	240,000	32.25
Nov. 2003	Nov. 2007	Nov. 2012	226,200	0	0	226,200	34.00
			1,185,800	0	13,800	1,172,000	

(1) of which 15,000 to Management and 8,000 to each of the 10 members of the Group Executive Board.
(2) of which 15,000 to Management and 10,000 to each of the 10 members of the Group Executive Board.

Allocation of stock options to the Senior Management is made once annually, after the General Meeting.

Ordinary resolutions

First resolution

Approval of the corporate accounts for 2003

The General Meeting, having heard the Managing Partners' report, the Auditors' report, and the report of the Supervisory Board, hereby approves the company accounts for 2003 and the profit recorded therein of €178,237,815.34.

The General Meeting hereby approves the operations described in the above accounts and indicated in the above reports, specifically, and in so far as is necessary, those affecting the various reserve accounts.

Second resolution

Allocation of profits for 2003

At the proposal of the Managing Partners and with the approval of the Supervisory Board,

The General meeting,

In consideration of a profit for the year of	€178,237,815.34
In consideration of the transfer to the statutory reserve such that the latter shall represent one-tenth of the equity capital, namely	€318,859.00
In consideration of the statutory share of the general partners to the amount of	€3,288,621.83
And whereas the resulting balance of	€174,630,334.51
Subject to the addition of profits brought forward of	€52,843,716.09
Represents a distributable sum of	€227,474,050.60

Hereby rules as follows:

I - To undertake the distribution of a total sum of €170,048,683.25 Which, after the allocation of €36,698,750 for property tax, represents a dividend of €0.93 per share with a tax credit of €0.465, thereby generating total earnings per share of €1.395 for those stockholders who benefit from the tax credits.

The date of expiry for dividend entitlements shall be May 18, 2004, upon which date shares shall be quoted net of their dividend entitlement for 2003.

Since shares held by the Company upon the date of settlement of the dividend shall not be dividend-bearing, the amount corresponding to the dividend in respect of these shares and to the associated tax allocation shall be entered under the item "Profits carried forward".

Dividends paid out in the previous on shares, together with the corresponding tax credits, are summarized in the following table:

II - To transfer the balance of €57,425,367.35 to the item 'Other reserves'.

Year	Dividends distributed (in euros)	TOTAL EARNINGS PER SHARE		
		Dividend	Tax credit	Total earnings
2000	107,772,698.40	0.80	0.40	1.20
2001	114,508,482.05	0.85	0.43	1.28
2002	131,867,238.90	0.93	0.465	1.395

Third resolution

Approval of the consolidated accounts for 2003

The General Meeting, having heard the Management Partners' report, the Auditors' report, and the report of the Supervisory Board, hereby approves the consolidated accounts for 2003 and the profit of €328,862,182.56 recorded therein.

Fourth Resolution

Regulated agreements

The General Meeting having heard the special Auditors' report on the agreements described in Article L 226-10 of the French Commercial Code, hereby approves the said report and duly records that there are no agreements of this type to be submitted for approval.

Fifth resolution

Renewal of the term of office of a member of the Supervisory Board

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, hereby re-elects Mr. Eric BOURDAIS de CHARBONNIÈRE to the Supervisory Board for a term of five years, the said term to expire at the General Meeting of 2009 for the adoption of the accounts for 2008.

Sixth resolution

Renewal of the term of office of a member of the Supervisory Board

The General Meeting, having heard the Managing Partners' report and the report of the Supervisory Board, hereby re-elects Mr. François GRAPPOTTE to the Supervisory Board for a term of five years, the said term to expire at the General Meeting of 2009 for the adoption of the accounts for 2008.

Seventh resolution

Appointment of an Auditor

The General Meeting, having heard the report of the Supervisory Board and noting that the term of appointment of the Auditor Mr. Dominique PAUL is nearing expiry, hereby appoints PricewaterhouseCoopers Audit, of 32, rue Guersant – 75017 Paris, to replace him for a term of 6 years to terminate at the closing of the General Meeting convened in 2010 to vote on the accounts for year 2009.

Eighth resolution

Appointment of an additional Auditor

The General Meeting, having the report of the Supervisory Board hereby appoints, for a term of 6 years to terminate after the closing of the General Meeting convened in 2010 to vote on the accounts for year 2009, to audit the accounts for the year 2009, Mr. Pierre COLL, 32, rue Guersant – 75017 Paris, as Auditor in addition to PricewaterhouseCoopers Audit.

Ninth resolution

Appointment of an Auditor

The General Meeting, having heard the report of the Supervisory Board and noting that the term of appointment of the Auditor Mr. Stéphane MARIE is nearing expiry, hereby appoints Corevise, 20 B, rue Boissière – 75116 Paris to replace him for a term of 6 years to terminate after the closing of the General Meeting convened in 2010 to vote on the accounts for year 2009.

Tenth resolution

Appointment of an additional Auditor

The General Meeting, having the report of the Supervisory Board hereby appoints, for a term of 6 years to terminate after the closing of the General Meeting convened in 2010 to vote on the accounts for year 2009, to audit the accounts for the year 2009, Mr. Jacques ZAKS, 20 B, rue Boissière – 75116 Paris, as Auditor in addition to Corevise.

Eleventh resolution

Authorisation permitting the company to transact its own shares on the Stock Market

The General Meeting, having heard the Managing Partners' report, the report of the Supervisory Board,

Hereby authorises the Company to transact in its own shares, in accordance with Article L 225-209 of the French Commercial Code and subject to the following conditions:

- the maximum purchase price shall be at Euros 60,
- the minimum selling price shall be at Euros 30,
- the number of shares purchased shall not exceed 10% of the total number of equity shares,
- the term of this authorisation shall be 18 months with effect from the present date.

In case of an increase in capital by way of the incorporation of reserves and the allotment of free shares, or in case of the division or amalgamation of shares, the prices indicated above shall be adjusted by the application of a multiplier coefficient which shall be equal to the ratio between the number of equity shares before and after the operation concerned.

Shares may be acquired at any time, on a single occasion or on a number of occasions, whether on the market, by private contract or by any other arrangement, by any applicable means and specifically by way of the transfer of blocks of shares, the purchase of options or the utilisation of products derived therefrom, for the following purposes:

- the stabilisation of the Stock Market share price by means of systematic intervention to counter market trends,
- the retention, sale, remittance by way of exchange or transfer of shares in lieu of payment, specifically for the purposes of financial operations such as expansion or on the occasion of the issue of stocks conferring direct or indirect access to capital,
- remuneration in respect of shares acquired by way of a public exchange offer,
- sale to persons at senior and executive management in the Company or Group member companies, and in connection with stock option purchases,
- arbitration associated with the payment of dividends,
- cancellation, whether in whole or in part, for the purposes of the optimum management of the capital and reserves of the Company and for the optimisation of net earnings per share.

For the purposes indicated above, the General Meeting hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the conclusion of contracts, the completion of declarations and formalities and, in general, the conduct of such measures as shall be necessary and appropriate to the implementation of decisions adopted under the present authorisation.

This authorisation supersedes the resolution with the same object adopted by the Ordinary General Meeting held on May 16, 2003.

Extraordinary resolutions

Twelfth resolution

The allocation of stock options to senior and executive management in the Company and Group member

The General Meeting,

Having heard the Managing Partners' report, the special Auditors' report and the report of Supervisory Board,

Having taken due note of the consent of each of the General Partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorises the Managing Partner, or any one of them, under the terms of Article L 225-177 and following of the French Commercial Code, and the applicable legislative provisions, to consent, on one or more occasions, to the allocation to senior and executive management within the Company or the Group member companies in France and abroad within the meaning of Article L 225-180 of the French Commercial Code, of stock options giving a right of subscription for shares in the Company to be issued by way of an increase in capital, or for stock options giving a right to purchase existing shares already held by the Company.

And Rules:

- that the time limit for this authorisation is fixed at thirty-eight months commencing on the date of this General Meeting,
- that the total number of stock options for subscription to be allocated shall be limited to 2,000,000, representing 1.40% of the equity capital, this authorisation fixing the amount of equity capital to be increased at Euros 4,000,000,
- that the subscription price of the shares to be issued or the purchase price of existing shares is to be determined by the Managing Partners in accordance with current legal requirements in force on the date of said consent to the said stock options, it being understood that the said prices cannot be lower than the average of the first stock market prices quoted in the twenty Stock Exchange sessions prior to the relevant date of consent to the said stock options and rounded up to the nearest Euro, and that moreover, where share purchase options are so allocated, the relevant purchase price cannot be below 80% of the average stock market price of the shares held by the company,
- that the said prices fixed by the Managing Partners for subscription for shares to be issued or purchased cannot be adjusted during the time limit for the stock options, except where under current applicable legal provisions adjustment is permitted as to subscription or sale prices or the number of shares in connection with any stock option to enable account to be taken of any negative impact any financial operations may have on the value of the shares consented to,
- that the period for exercising stock option rights is limited to ten years commencing on the date of allocation.

Stockholders are reminded that under the terms of Article L 225-178 of the French Commercial Code, the present authorisation shall entail the explicit waiver on their part, in favour of the stock optionees, of their preferential rights in respect of shares which shall be issued to the stock optionees in the exercise of their stock option rights,

Hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the issue of the said stock options, the definition of procedures for the issue thereof and for the specific determination of the following:

- the procedures for consenting to the grant of stock options,
- the definition of a list of stock optionees consented to and the number of stock options granted to each of them,
- the fixing of the purchase price of the shares for subscription or purchase by way of stock option, in accordance with the above terms,
- the procedures for adjusting the price and/or number of shares for subscription or purchase by way of stock option to take account of any financial operations having an impact on the value of the stock options consented to,
- the setting of the procedures and time limits for exercising the stock options,
- the power to suspend temporarily the exercise of stock options up to a maximum of three months to enable the financial operations in question to be carried out,

- the fixing, where necessary, of a time limit in which the immediate resale of some or all of the shares acquired by way of stock option is prohibited, and which time limit shall not exceed three years from the date of the exercise of the stock options,

- and, in general, the implementation of such measures as shall be necessary and appropriate to the implementation of the above authorisations and, in particular, to the definitive completion of the increase or successive increases in capital, specifically by way of the associated amendment of the Articles of Association.

Thirteenth resolution

Increase in capital reserved for employees of the Company and of group member companies under the terms of Law no.2001-152 of February 19, 2001 on save-as-you-earn schemes

The General Meeting, having heard the Managing Partners' report, the special Auditors' report and the report of the Supervisory Board,

Having taken due note of the consent of each of the general partners,

And ruling in accordance with the quorum and applicable conditions for a majority decision by an Extraordinary General Meeting,

Hereby authorises the Managing Partners, or one of the Managing Partners, in accordance with the provisions of Articles L 443-1 and following of the Code of Labour and of Articles L 225-129 VI para. 2 and L 225-138 IV of the French Commercial Code, to undertake an increase in capital, in one or more stages, by way of the issue of new shares which shall be reserved for the employees of the Company and of undertakings, whether French or foreign, which are associated with the Company within the meaning of the provisions of Article L 225-180 of the French Commercial Code and who, in the case of employees in France, are members of a Group savings scheme.

Hereby rules that:

- the preferential subscription rights of stockholders to any shares which shall be issued under the terms of the present authorisation shall be cancelled in favour of the said employees,

- the term of the present authorisation shall be fixed at five years with effect from the date of this General Meeting,

- the maximum nominal amount of increases in capital to be undertaken under the terms of the present authorisation shall be fixed at Euros 2,867,000, or 1% of the current capital.

And hereby assigns to the Managing Partners, or to one of the Managing Partners, full authority for the implementation of the present authorisation, specifically with regard to the following:

- the definition of the list of French or foreign undertakings referred to above, whose employees are members of a savings scheme and who shall be entitled to participate in the increase in capital adopted by the present resolution,

- the definition, within the limits for which the law provides, of conditions to be fulfilled by the said employees in order to qualify for participation in the said increase in capital,

- the definition of the number of shares to be issued, which shall immediately be treated in the same way as other shares, and the definition of the issue price in accordance with the provisions of Article L 443-5 para 2 of the Code of Labour,

- the definition of time limits and procedures for the subscription and paying-up of the new shares,

- and, in general, the implementation of such measures as shall be necessary and appropriate to the definitive completion of the increase or successive increases in capital, specifically by way of the associated amendment of the Articles of Association.

The present authorisation shall supersede the resolution having the same object and adopted by the Mixed General Meeting of stockholders of May 16, 2003.

Company results for the last five years

	1999	2000	2001	2002	2003
End-of-year capital					
a) Equity capital	269,431,746	269,431,746	269,431,746	283,585,460	286,774,050
b) Existing number of ordinary shares	134,715,873	134,715,873	134,715,873	141,792,730	143,387,025
c) Existing number of priority dividend shares (non-voting)	–	–	–	–	–
d) Maximum number of future shares to be created	–	–	–	–	–
Operations and results for the year					
a) Turnover net of taxes	296,709,451.18	335,562,960.73	364,240,518.88	364,877,827.54	349,657,871.00
b) Result before tax and net calculated charges (depreciation and reserves)	252,473,518.63	257,749,796.33	457,409,251.36	306,269,486.48	171,879,396.33
c) Tax on profits	32,037,388.53	26,366,015.41	415,485.00	13,188,696.00	4,304,116.00
d) Employee profit-sharing for the year	–	–	–	–	–
e) Result after tax and calculated charges (depreciation and reserves)	247,399,260.17	263,620,238.61	452,871,105.91	332,387,387.56	178,237,815.34
Earnings per share					
a) Result after tax, but before calculated charges (depreciation and reserves)	1.64	1.72	3.39	2.07	1.17
b) Result after tax and calculated charges (depreciation and reserves)	1.84	1.96	3.36	2.34	1.24
c) Dividend per share:					
- Class A capital shares	–	–	–	–	–
- Class A entitlement shares and Class B shares	–	–	–	–	–
- Shares	0.71	0.80	0.85	0.93	0.93
Personnel					
a) Average number of employees during the year	32	33	33	34	36
b) Total emoluments for the year	1,136,874.59	1,147,039.19	1,110,087.78	1,409,510.18	1,224,689.86
c) Total amounts paid by way of welfare benefits (Social Security payments, welfare schemes, etc.)	444,061.94	459,331.75	435,795.99	462,332.27	498,850.08

Compagnie Générale des Établissements Michelin
Headquarters located at 12, cours Sablon - 63040 CLERMONT-FERRAND CEDEX 9 - FRANCE
Telephone: +33 473 98 59 00 - Fax: +33 473 98 59 04

Partnership with stockholders with capital stock of € 286,774,050
Michelin et Cie - 855 200 887 R.C.S. (corporate and trade register) Clermont-Ferrand - France

MICHELIN

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

ANNUAL FINANCIAL STATEMENTS

Balance Sheet

at December 31, 2003

Assets

	2003 Cost	2003 Depreciation, amortization, provisions	2003 Net	2002 Net
FIXED ASSETS				
Intangible assets				
Patents, licenses and other rights	11,026,342.22	11,026,342.22	-	-
Other intangible assets	61,296.21	48,459.36	12,836.85	14,120.53
Prepayments				-
	11,087,638.43	11,074,801.58	12,836.85	14,120.53
Property and equipment				
Land	102,469.01		102,469.01	102,469.01
Buildings	1,809,422.59	1,727,519.23	81,903.36	105,424.43
Other	382,108.23	372,567.19	9,541.10	13,374.35
Assets under construction	-	-	-	-
Prepayments	-	-	-	-
	2,293,999.89	2,100,086.42	193,913.47	221,267.79
Investments [1]				
Shares in subsidiaries and affiliates	3,841,008,225.22	321,650,159.05	3,519,358,066.17	2,449,581,789.83
Loans and advances to subsidiaries and affiliates	1,430,558,996.82	-	1,430,558,996.82	1,833,129,687.45
Other equity interests	3,788,198.35	-	3,788,198.35	3,788,198.35
Loans	-	-	-	914.69
Other investments	681.45	-	681.45	681.45
	5,275,356,101.84	321,650,159.05	4,953,705,942.79	4,286,501,271.77
(I)	5,288,737,740.16	334,825,047.05	4,953,912,693.11	4,286,736,660.09
CURRENT ASSETS				
Accounts receivable	191,927,850.42	-	191,927,850.42	276,396,910.29
Cash equivalents				
Own shares	4,860,740.41	-	4,860,740.41	41,508,817.72
Other marketable securities	656.08	15.78	640.30	640.30
	4,861,396.49	15.78	4,861,380.71	41,509,458.02
Cash	95,747.11	-	95,747.11	114,392.56
ACCRUALS				
Prepaid expenses [2]	160,679.42	-	160,679.42	262,260.19
(II)	197,045,673.44	15.78	197,045,657.66	318,283,021.05
Deferred charges (III)	6,343,352.82	-	6,343,352.82	928,434.92
Bond call premiums (IV)	2,435,000.00	19,347.00	2,415,653.00	-
Conversion losses (V)	-	-	-	-
TOTAL ASSETS (I+II+III+IV+V)	**5,494,561,766.42**	**334,844,409.83**	**5,159,717,356.59**	**4,605,948,116.06**
(1) of which due in less than one year			*1,421,412,055.79*	*1,823,983,661.00*
(2) of which due in more than one year			-	-

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Liabilities and shareholders' equity

		2003	2002
SHAREHOLDERS' EQUITY			
Common stock		286,774,050.00	283,555,460.00
Paid-in capital in excess of par		1,829,640,172.77	1,806,789,082.84
Revaluation reserve		531,303,011.63	531,142,169.63
Other reserves		1,276,398,167.67	1,117,680,233.27
Retained earnings		52,843,716.09	44,586,518.78
Net income		178,237,815.34	332,387,387.56
Untaxed reserves		61,597,677.21	61,597,677.21
	(I)	4,226,794,610.71	4,177,768,536.29
PROVISIONS FOR CONTINGENCIES AND CHARGES			
Provisions for contingencies		-	-
Provisions for charges		-	-
	(II)	-	-
LIABILITIES [1]			
Convertible bonds		9,087.46	10,104.38
Subordinated loans		502,532,534.25	-
Other bond issues		322,612,162.67	322,612,421.63
Bank borrowings [2]		-	-
Other long and short-term debt [2]		28,367,700.56	32,950,922.60
Accrued taxes and payroll costs		5,279,644.49	4,732,544.32
Due to suppliers of fixed assets		-	-
Other liabilities		74,120,812.43	67,871,978.80
		932,921,941.86	428,177,971.73
ACCRUALS			
Deferred income [1]		804.02	1,605.04
	(III)	932,922,745.88	428,179,579.77
Conversion gains	(IV)	-	-
Total liabilities and shareholders' equity	(I+II+III+IV)	**5,159,717,356.59**	**4,605,948,116.06**
(1) of which due in more than one year		*804,898,034.00*	*304,899,642.04*
due in less than one year		*128,024,711.88*	*123,279,937.73*
(2) of which short-term bank loans and overdrafts		-	-

Statement of Income

for the year ended December 31, 2003

		2003	2002
Operating revenue [1]			
Royalties (including export revenues: 268,311,964.50)		349,657,871.22	364,877,327.54
Other revenues		7,110,069.84	193,322.23
Total operating revenues	(I)	356,767,941.06	365,071,649.77
Operating expenses [2]			
External charges		295,770,533.79	272,959,344.61
Taxes other than on income		1,312,570.71	2,008,104.25
Wages and salaries		1,224,689.86	1,409,510.12
Payroll taxes		498,850.02	462,332.27
Depreciation and amortization:			
• Fixed assets		1,304,328.33	1,124,238.00
• Deferred charges		–	–
Other expenses		3,993,672.95	4,979,180.87
Total operating expenses	(II)	304,105,645.72	282,942,710.18
OPERATING INCOME	(I - II)	**52,662,295.34**	**82,128,939.59**
Interest and other investment income			
Dividends from subsidiaries and affiliates [3]		141,828,919.42	237,832,105.50
Interest income [3]		4,394.57	6,034.55
Reversals of allowances for impairment in value		28,674,506.46	8,727,092.45
Exchange gains		64,864.56	133,968.20
Net gains on sales of marketable securities		1,187,342.29	8,302,250.80
Total interest and other investment income	(III)	171,760,627.30	255,001,451.51
Interest and other investment expense			
Charges to allowances for impairment in value		16,707,643.12	296,257.36
Interest expense [4]		23,677,064.44	21,561,497.60
Exchange losses		1,220,378.62	782,758.04
Net losses on sales of marketable securities		186,801.72	2,652,658.76
Total interest and other investment expenses	(IV)	41,791,887.90	25,293,371.78
NET INTEREST AND OTHER INVESTMENT INCOME	(III - IV)	**129,968,739.40**	**229,708,079.73**
INCOME FROM ORDINARY ACTIVITIES	(I - II + III - IV)	**182,631,034.74**	**311,837,019.32**
Non-recurring income			
From revenue transactions		15,000.00	7,476.00
From capital transactions		–	2,268,260.47
Reversals of allowances		–	32,000,000.00
Total non-recurring income	(V)	15,000.00	34,275,736.47
Non-recurring expenses			
On revenue transactions		103,590.00	–
On capital transactions		513.40	536,672.23
Charges to allowances		–	–
Total non-recurring expenses	(VI)	104,103.40	536,672.23
NET NON-RECURRING INCOME	(V - VI)	**(89,103.40)**	**33,739,064.24**
INCOME TAX	(VII)	**4,304,116.00**	**13,188,696.00**
TOTAL REVENUES	(I + III + V)	**528,543,568.36**	**654,348,837.75**
TOTAL EXPENSES	(II + IV + VI + VII)	**350,305,753.02**	**321,961,450.19**
NET INCOME		**178,237,815.34**	**332,387,387.56**
(1) of which revenues relating to prior years		–	–
(2) of which expenses relating to prior years		–	–
(3) of which revenues from related party transactions		*141,617,025.36*	*237,544,879.00*
(4) of which expenses from related party transactions		*716,279.00*	*1,126,455.00*

Notes to the Financial Statements

The Company's total assets at December 31, 2003, amounted to €5,159,717,356.59.

Income statement totals for the year are as follows, in euros:

– *Total revenues*	528,543,568.36
– Total expenses	350,305,753.02
Net income for the year	**178,237,815.34**

The Company's financial year covers the 12 months from January 1 to December 31.

The following notes form an integral part of the Financial Statements.

Significant events of the year

Significant events of the year are discussed in the Managing Partners' report to the Annual Shareholders' Meeting to be called to approve the 2003 Financial Statements.

Summary of significant accounting policies

The Financial Statements for the year ended December 31, 2003 have been prepared in accordance with generally accepted accounting principles. Note that allowances for impairment in value of shares in subsidiaries will now be accounted for under income/loss from investment and not under non recurring income.

Company accounts for the financial year to December 31, 2003, have been prepared and presented pursuant to applicable accounting standards, and in keeping with the principles of prudence, discreteness of accounting periods and going concern.

The main accounting policies applied by the Company are as follows:

a) Intangible assets

"Patents, licenses and other rights" correspond primarily to purchased software. Purchased software is amortized over periods ranging from 12 months to 3 years, depending on the materiality of the amounts involved.

"Other intangible assets" consist of vehicle parking rights, which are amortized over 40 years.

b) Property and equipment

Cost

Property and equipment are stated at historical cost or at valuation, in the case of assets held at the time of the 1976/1978 legal revaluation.

Depreciation

Property and equipment are depreciated by the straight-line method over the following estimated useful lives:

- Buildings: 30 years
- Equipment: 10 years, except for computer equipment which is depreciated over five years.

c) Investments

Shares in subsidiaries and affiliates

Shares in subsidiaries and affiliates are stated at historical cost or at valuation, in the case of assets held at the time of the 1976/1978 legal revaluation.

Net book values generally do not exceed the Company's equity in the underlying net assets or revalued net assets of the company or group concerned.

Other equity interests

Other equity interests correspond to shareholdings that the Company intends to retain but which are not held for purposes related directly to the Company's business.

Other equity interests are valued by the method described above.

d) Accounts receivable

Accounts receivable are stated at nominal value.

e) Paid-in capital in excess of par

This item corresponds to premiums on shares issued for cash and on conversion of bonds, after deducting related net costs.

f) Untaxed reserves

Substantially all amounts reported under this caption correspond to reinvested capital gains set off against write downs of securities in application of the former Article 40 of the General Tax Code, which were reclassified under "untaxed amortization" prior to the 1976/1978 legal revaluations.

g) Conversion of foreign currencies

Revenues and expenses in foreign currencies are converted at the exchange rate ruling on the transaction date or at the hedging rate

Receivables and payables in foreign currencies are converted at the year-end exchange rate or at the hedging rate.

Contracts for the forward purchase or sale of foreign currencies that are outstanding at the balance sheet date are recorded in the balance sheet.

h) Deferred charges

These charges relate to issuance cost of the 2003 subordinated debt as well as those in relation to the balance of costs for the issue of 1996, amortized over 10 years.

i) Debt repayment premium

The debt repayment premium for the 2003 subordinated issue will be amortized over 10 years.

Fixed assets, depreciation and amortization

Intangible assets and property and equipment representing non-material amounts that are close to being fully depreciated or amortized are not included in the following tables

FIXED ASSETS	Cost at January 1, 2003	Additions, accrued interest for the year	Disposals, decreases in accrued interest	Cost at December 31, 2003
Intangible assets	9,812,416	1,275,222	–	11,087,638
Property and equipment	2,295,697	982	2,679	2,294,000
	12,108,113	1,276,204	2,679	13,381,638
Investments				
Shares in subsidiaries and affiliates	2,781,046,491	1,059,961,735	–	3,841,008,226
Loans and advances to subsidiaries and affiliates	1,833,129,688	113,458,806	516,029,497	1,430,558,997
Other equity interests	3,788,198	–	–	3,788,198
Loans	915	–	915	–
Other investments	681	–	–	681
	4,617,965,973	1,173,420,541	516,030,412	5,275,356,102
Total	**4,630,074,086**	**1,174,696,745**	**516,033,091**	**5,288,737,740**

On November 3, 2003, Compagnie Générale des Etablissements Michelin also proceeded to a capital increase operation, conducted by Compagnie Financière Michelin in an amount of 3,899,437 registered shares and 391,666 bearer shares, all fully paid up, through receivable compensation in an amount of €1,054,338,477.

DEPRECIATION AND AMORTIZATION	At January 1, 2003	Increases	Decreases	At December 31, 2003
Intangible assets	9,798,296	1,276,506	–	11,074,802
Property and equipment	2,074,429	27,822	2,165	2,100,086
	11,872,725	1,304,328	2,165	13,174,888
Deferred charges	2,034,138	341,997	–	2,376,135
Debt issue repayment premium	–	19,347	–	19,347
Total	**13,906,863**	**1,665,672**	**2,165**	**15,570,370**

Allowances and provisions

NATURE OF PROVISIONS	At January 1, 2003	Increases	Decreases	At December 31, 2003
Untaxed reserves	61,597,677	–	–	61,597,677
Provisions for contingencies and charges:				
Provisions for contingencies	–	–	–	–
Provisions for charges	–	–	–	–
	–	–	–	–
Allowances for impairment in value [1]	334,139,224	16,346,300	28,835,349	321,650,175
Total	395,736,901	16,346,300	28,835,349	383,247,852

Including movements charged/credited to:		
– Operating expense/income	–	–
– Investment and other expense/income	16,346,300	28,674,507
– Non-recurring expense/income	–	–
– Revaluation reserve	–	160,842

(1) Movements in allowances for impairment in value can be analyzed as follows:

– Allowances:	*PARDEVI Shares*	*16,346,300*
– Decreases:	*MFPM shares*	*26,000,000*
	Other marketable securities	*160,842*
	Own shares	*2,674,506*

Items relating to several balance sheet items

BALANCE SHEET ITEMS	Transactions involving related companies	Transactions involving other entities in which the Company holds an equity interest	Payables or receivables represented by trade notes
Shares in subsidiaries and affiliates (net book value)	3,519,358,066	–	–
Loans and advances to subsidiaries and affiliates	1,430,553,997	–	–
Other equity interests	–	3,788,198	–
Other receivables	108,810,616	–	–
Other long and short-term debt	28,367,701	–	–
Other liabilities	72,616,494	–	–

Shareholder funds

At December 31, 2003, Compagnie Générale des Etablissements Michelin held 155 332 shares of its own capital, for a total cost of €4,861 thousand. Their market value amounts to €5,653 thousand. For financial year 2003, the number of shares held by Compagnie Générale des Etablissements Michelin was reduced by 1,107,810.

Maturities of loans and receivables, payables and long and short-term debt

LOANS AND RECEIVABLES	Total	Due within one year	Due in more than one year
Fixed assets			
Loans and advances to subsidiaries and affiliates	1,430,558,997	1,421,412,056	9,146,941
Loans	–	–	–
Other investments	681	–	681
Current assets			
Other receivables	191,927,851	158,371,816	33,556,035
Total	**1,622,487,529**	**1,579,783,872**	**42,703,657**

PAYABLES AND LONG AND SHORT-TERM DEBT	Total	Due within one year	Due in one to five years	Due in more than five years
Convertible bonds	9,088	9,088	–	–
Subordinated loan	502,532,534	2,532,534		500,000,000 (1)
Other bonds	322,612,163	17,714,129	304,898,034 (2)	–
Bank borrowings	–	–	–	–
Other long and short-term debt	28,367,701	28,367,701	–	–
Accrued taxes and payroll costs	5,279,644	5,279,644	–	–
Due to suppliers of fixed assets	–	–	–	–
Other liabilities	74,120,812	74,120,812	–	–
Total	**932,921,942**	**128,023,908**	**304,898,034**	**500,000,000**

(1) Fixed-rate 2003 loan at 6.375% until 2013, and variable rate from 2014 to 2033.

Subordinated loan

Compagnie Générale des Etablissements Michelin (CGEM) issued on December 3, 2003 a deeply subordinated loan issue repayable in cash (TSDR) in an amount of €500 million with a 30-year term. CGEM will, at its sole discretion, decide to make an early repayment in cash at par value of all shares outstanding from December 3, 2013, and thereafter, quarterly upon each interest payment date until December 3, 2033, the loans' maturity date. CGEM reserves the right to carry out at all times an early repayment of the notes, without limitation as to price or numbers, and either through buy-backs on the stock markets or over the counter, including through repurchase or exchange tender offers. The notes will carry a 6.375% annual fixed interest for the period through December 3, 2003, to December 3, 2013. From then on, the notes will bear interest at a variable rate equal to 3-month Euribor plus 2.95%. The TSDR provides for a differed interest payment option provided CGEM shareholders and management make no dividend distribution and no dividend prepayment was made at the managers' request. Both the principal and interest from the notes form deeply subordinated, direct and unconditional, commitments, free of any CGEM pledge and rank junior to any equity interest issued by or granted to CGEM.

(2) 996 6.7% bonds due February 19, 2006, at par.

Accrued charges

ACCRUED CHARGES INCLUDED IN THE FOLLOWING BALANCE SHEET CAPTIONS	
Subordinated loan	2,532,534
Other bonds	17,704,209
Other long and short-term debt	137,316
Accrued taxes and payroll costs	267,234
Other liabilities	1,430,564
Total	**22,071,857**

Prepaid expenses and deferred income

Prepaid expenses correspond exclusively to operating expenses.

Prepaid expenses at December 31, 2003: €160,679

Revaluation reserve

Revaluation reserve at December 31, 2003: €531,303,012

of which:
- €32,091 related to land,
- €531,270,921 related to shares in subsidiaries and affiliates

Reserves

Reserves at December 31, 2003 break down as follows:

–Legal reserve corresponding in full to long-term capital gains taxed at the reduced rate	28,358,546
–Special long-term capital gains reserve	1,081,419,039
–Other reserves	166,620,583
	1,276,398,168

Common stock

	Number of shares	Par value
1. Common stock at January 1, 2003	141,792,730	€2
2. Common stock issued during the year	1,594,295	€2
3. Common stock canceled during the year	–	–
4. Common stock at December 31, 2003	143,387,025	€2

Common stock issued during the year

1 594,295 common shares were issued during the year, breaking down as follows: 1,404,300 shares issued in connection with phase No. 2 of the Employee Shareholder Plan approved by the Annual Shareholders Meeting of May 18, 2001, and 189,995 shares issued in connection with the last phase of the stock-for-stock public tender offer for Compagnie Financière Michelin bearer shares launched by Compagnie Générale des Etablissements Michelin on October 17, 2002.

Status of share subscription option plans:

Date			Number of options				Call Price
allocation	call	expiry	allocated	called	cancelled	balance	in euros
May 2002	May 2006	May 2011	716,600	0	10,800	705,800	44.00
May 2003	May 2007	May 2012	243,000	0	3,000	240,000	32.25
Nov. 2003	Nov. 2007	Nov. 2012	226,200	0	0	226,200	34.00
			1,185,800	**0**	**13,800**	**1,172,000**	

Operating revenue

Revenue for the year, consisting entirely of royalties, totaled €349,657,871. This amount breaks down as follows:

France	61,345,907
Outside France	288,311,964
	€349,657,871

Income tax

Compagnie Générale des Etablissements Michelin makes up, together with its seven French subsidiaries directly or indirectly owned at no less than 95%, a tax entity of which it is the lead company.

The tax consolidation agreement provides that all seven consolidated subsidiaries continue to bear their own tax burden regardless of such consolidation, the resulting balance being recognized by the lead company.

Tax due by the seven subsidiary companies regardless of consolidation would amount to €3,190,918.

Income tax for 2003 amounted to €4,304,116.

Market risks

a) Interest rate risk

The Company does not have any interest-rate instruments.

b) Currency risk

At December 31, 2003, the Company had receivables with a net book value of €55 million corresponding to royalties billed to subsidiaries. These receivables, which are denominated in the Group's main trading currencies, have been converted into euros at the year-end exchange rate or at the hedging rate.

c) Equity risk

The Company holds:

- Shares in subsidiaries and affiliates and other equity interests, which are valued taking into account their fair value to the Company and their probable realizable value.
- Marketable securities carried in the balance sheet, whose net book value – €5 million – represents a market value of €6 million.

Management compensation

The Company is administered by Managing Partners ("*Gérants*") who are also General Partners ("*Associés commandités*") of the Company. As such, they are entitled to a share of the income distributed among all the General Partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits.

Average number of employees

	Employees on the Company's payroll	Employees seconded to the Company
Management	10	–
Supervisory/technical staff	–	–
Administrative employees	26	–
Service employees	–	1
	36	1

Post-retirement benefit obligations

The Company is liable for the payment of long-service awards to employees on retirement, in accordance with the terms of the applicable collective bargaining agreement. The discounted present value of the related obligation at December 31, 2003, was around €0.8 million. No provision has been recorded for this amount.

Unrecognized deferred tax assets and liabilities

Description of temporary differences	
Unrecognized deferred tax liabilities	–
Unrecognized deferred tax assets	
"ORGANIC" tax provision	587,596
Evergreen tax losses	–
Ordinary tax losses	–
Long-term capital losses taxed at reduced rate	–
Unrecognized deferred tax assets	
Reduced tax rate (19%)	111,643
3% surtax	3,349
3.3% surtax	3,684
Total	**118,676**

Investment portfolio at December 31, 2003

	Number of shares	Realizable value
Shares in subsidiaries and affiliates and other equity interests with a realizable value in excess of €152,449:		
Compagnie Financière Michelin	17,003,616 shares	2,733,230 855.40
Manufacture Française des Pneumatiques Michelin	3,199,580 shares	613,934,412.35
Participation et Développement Industriels - Pardevi	1,199,998 shares	128,021,295.31
Société de Technologie Michelin	100,000 shares	15,244,901.72
Spika	200,000 shares	25,314,728.79
Siparex Croissance	121,987 shares	1,909,893.66
Siparex Associés	115,152 shares	1,542,911.97
Société Financière d'Innovation du Sud-Est "Sudinnova"	21,786 shares	335,392.72
Société d'Exportation Michelin	20,000 shares	3,011 872.14
Other shares in subsidiaries and affiliates (total)		0.46
Marketable securities:		
Own shares	155,392 shares	4,860,740.41
Other marketable securities		640.30

List of subsidiaries and affiliates

Subsidiaries and affiliates	Common stock[1]	Retained earnings[1]	Percent interest	Book value of shares	
				Cost	Net
A - Detailed information about subsidiaries and affiliates (carrying value in excess of 1% of the Company's common stock):					
1 - Subsidiaries (over 50%-owned)					
Société d'Exportation Michelin Place des Carmes-Déchaux, 63000 Clermont-Ferrand (France)	160,000 euros	2,291,208 euros	100	4,182,057	3,011,872
Participation et Développement Industriels - Pardevi 23, rue Breschet, 63000 Clermont-Ferrand (France)	18,000,000 euros	56,566,851 euros	99.99	159,728,034	128,021,255
Compagnie Financière Michelin Route Louis-Braille 10 et 12, 1763 Granges-Paccot (Switzerland)	1,873,108,100 swiss francs	4,101,893,140 swiss francs	98.66	2,733,230,855	2,733,230,855
Société de Technologie Michelin 23, rue Breschet, 63000 Clermont-Ferrand (France)	15,200,000 euros	919,459 euros	100.00	15,244,902	15,244,902
Spika 23, rue Breschet, 63000 Clermont-Ferrand (France)	3,000,000 euros	39,231,425 euros	100.00	25,914,729	25,914,729
2 - Affiliates (10% to 50%-owned)					
Manufacture Française des Pneumatiques Michelin Place des Carmes-Déchaux, 63000 Clermont-Ferrand (France)	304,000,000 euros	487,063,553 euros	39.99	902,524,145	613,934,412
B - Aggregate information about other subsidiaries and affiliates					
1 - Subsidiaries not listed under A:					
– French companies				–	–
– Foreign companies				81,833	–
2 - Affiliates not listed under A:					
– French companies				433	–
– Foreign companies				91,238	–

(1) in local currency.

Outstanding loans and advances	Guarantees given by the Company	Last published net sales		Last published net income/loss	Dividends received by the Company during the year
–	–	3,460,296	P	125,004	400,000
–	–	–	L	21,037,290	–
500,594,823	–	–	P	223,710,503	93,316,310
–	–	170,766,498	P	2,468,368	5,000,000
36,676,663	–	–	L	3,547,773	–
887,506,643	–	4,120,204,613	P	17,486,642	–
–	–				–
–	–				32,929
–	–				–
–	–			–	

Statement of changes in shareholders' equity

(before appropriation of net income, Company only)

	2002	2003
Net income for the year (in thousands of euros and euros per share)		
Net income		
Total net income	332,387	178,238
Earnings per share	2.34	1.24
Recommended dividend		
Total	131,967	133,349
Per share	0.93	0.93
Statement of changes in shareholders' equity (in thousands of euros)		
A) 1 – Shareholders' equity at December 31, 2002		4,177,769
2 – 2002 dividend		166,587
3 – Shareholders' equity at January 1, 2003		4,011,182
B) Capital contributions credited to opening shareholders' equity		
1 – Change in common stock		–
2 – Change in other items		–
C) *Shareholders' equity at January 1, 2003, including capital contributions* (A3 + B)		4,011,182
D) Movements for the year:		
1 – Increase in common stock		3,188
2 – Increase in paid-in capital in excess of par		32,851
3 – Increase in revaluation reserve		161
4 – Change in other reserves		–
5 – Change in untaxed reserves		–
6 – Increase in retained earnings		1,175
7 – Net income for the year ended December 31, 2002		178,238
E) Shareholders' equity at December 31, 2003 before dividends (C + D)		4,226,795
F) Change in shareholders' equity (E - C)		**215,613**
G) Of which changes due to structural changes		–
H) Change in shareholders' equity excluding effect of structural changes (F - G)		**215,613**
Notes:		
D3: Amounts transferred to the revaluation reserve during the year		161
D6: Dividends on own shares credited to retained earnings		1,175

Appropriation of 2003 net income

Amounts to be appropriated		
Retained earnings brought forward from prior year		52,843,716.09
Net Income		178,237,815.34
Recommended appropriations		
Legal reserve	318,859.00	
Special long-term capital gains reserve	–	
Dividend	133,349,933.25	
Statutory share of income attributed to the General Partners in accordance with the bylaws	3,288,621.83	
Tax on distributed earnings	38,313,241.00	
Other reserves	–	
Retained earnings	55,810,876.35	
Total	**231,081,531.43**	**231,081,531.43**

Five-year financial summary

	1999	2000	2001	2002	2003
I – Capital at year-end					
a) Common stock	269,431,746	269,431,746	269,431,746	283,585,460	286,774,050
b) Number of common shares outstanding	134,715,873	134,715,873	134,715,873	141,792,730	143,387,025
c) Number of non-voting preferred shares outstanding	–	–	–	–	–
d) Maximum number of shares to be created	–	–	–	–	–
II – Results of operations					
a) Net revenues	296,709,451.18	335,562,960.73	364,240,518.88	364,877,827.54	349,557,871.00
b) Income before tax, depreciation, amortization	252,473,518.63	257,749,796.33	457,409,251.36	306,269,496.48	171,979,396.33
c) Income tax	32,037,388.53	26,366,015.41	415,485.00	13,186,696.00	4,304,116.00
d) Employee profit-sharing	–	–	–	–	–
e) Net income	247,399,260.17	263,620,238.61	452,871,105.91	332,387,387.56	173,237,815.34
III – Per share data					
a) Earnings per share before tax, after depreciation, amortization and provision expense	1.64	1.72	3.39	2.07	1.17
b) Earnings per share	1.84	1.96	3.36	2.34	1.24
c) Dividend per share					
– Series A capital shares	–	–	–	–	–
– Series A beneficial-ownership shares and Series B shares	–	–	–	–	–
– Common shares	0.71	0.80	0.85	0.93	0.93
IV – Employee data					
a) Average number of employees	32	33	33	34	36
b) Total payroll	1,136,874.59	1,147,039.19	1,110,087.78	1,409,510.18	1,224,689.86
c) Total benefits	444,051.94	459,331.75	435,795.99	462,332.27	492,850.05

Consolidated Balance Sheet

at December 31, 2003

Assets

In thousands of euros

	2003	2002
Issued, uncalled capital	–	–
Fixed assets		
Goodwill	303,595	307,360
Intangible assets	163,184	135,395
Property, plant and equipment	5,663,491	5,772,157
Investments	412,348	456,907
Investments at equity	58,805	58,340
	6,601,423	**6,730,159**
Current assets		
Inventories	2,769,136	2,860,284
Trade receivables	2,984,501	3,145,496
Other receivables, prepaid expenses and accrued income	2,038,187	2,366,111
Cash equivalents	539,488	418,563
Cash	1,234,168	790,505
	9,565,480	**9,580,959**
Total assets	**16,166,903**	**16,311,118**

Liabilities and Stockholders' Equity

In thousands of euros

	2003	2002
Stockholders' equity		
Common stock (1)	286,774	283,585
Paid-in capital in excess of par (1)	1,839,640	1,806,789
Retained earnings (2)	2,200,946	2,238,462
	4,327,360	**4,328,836**
Minority interests	**81,703**	**173,431**
Stockholders' equity including minority interests	**4,409,063**	**4,502,267**
Provisions for contingencies and charges	**3,006,360**	**3,443,844**
Liabilities		
Subordinated debt	500,000	–
Long and short-term debt	4,713,518	5,026,998
Trade payables	1,552,745	1,424,855
Other payables, deferred income and accrued expenses	1,985,217	1,913,154
	8,751,480	**8,365,007**
Total liabilities and stockholders' equity	**16,166,903**	**16,311,118**

(1) Parent company

(2) Including net income for the year — *317,532* — *580,803*

Consolidated Statement of Income

for the year ended December 31, 2003

In thousands of euros

	2003	2002
Operating revenue		
Net sales	15,369,820	15,645,074
Reversals of allowances	28,208	10,982
Other operating revenues	576,621	455,099
	15,974,649	**16,111,155**
Operating expenses		
Purchases used in production	5,372,669	5,290,864
Payroll costs	4,996,925	5,152,143
Other operating expenses	3,360,310	3,255,493
Taxes other than on income	244,355	231,713
Depreciation and amortization	818,526	891,383
Charges to allowances and provisions	38,792	64,360
	(14,831,577)	**(14,885,956)**
Operating income	**1,143,072**	**1,225,199**
Net interest expense	**(224,887)**	**(260,257)**
Operating income from ordinary activities	**918,185**	**964,942**
Net non-recurring income and expense	**18,679**	**75,209**
Income taxes	(261,435)	(382,455)
Net income of fully-consolidated companies	**675,429**	**657,696**
Income (losses) from companies accounted for by the equity method	(8,750)	(11,570)
Amortization of goodwill	(337,817)	(31,641)
Net income before minority interests	**328,862**	**614,485**
Net income	317,532	580,803
Minority interests	11,330	33,682
Basic earnings per share (in euros)	2.23	4.28
Diluted earnings per share (in euros)	2.23	4.28

Consolidated Statement of Cash Flows

In thousands of euros

	2003	2002
Cash flows from operating activities		
Net income before minority interests	328,862	614,485
Adjustments to reconcile net income before minority interests to net cash provided by operating activities:		
Depreciation and amortization	1,162,520	943,113
Allowances, provisions and deferred taxes	(87,145)	(256,956)
Net gains on disposals of assets	8,371	(69,130)
Other	(5,240)	(6,109)
Cash flow	1,407,368	1,225,403
Change in inventories	(43,059)	142,632
Change in receivables	14,081	(39,302)
Change in payables	44,420	65,295
Other changes in working capital	119,342	140,346
Net change in working capital	134,784	308,971
Net cash provided by operating activities	**1,542,152**	**1,534,374**
Cash flows from investing activities		
Additions to property, plant and equipment and intangible assets	(1,117,798)	(966,959)
Additions to investments	(305,199)	(219,697)
Total	(1,422,997)	(1,186,656)
Proceeds from disposals of property, plant and equipment and intangible assets	100,586	157,470
Proceeds from disposals of investments	76,333	158,005
Total	176,919	315,475
Net investment for the period	(1,246,078)	(871,181)
Impact of changes in Group structure	14,884	140
Net change in working capital	(11,469)	(26,140)
Net cash (used) by investing activities	**(1,242,663)**	**(897,181)**
Cash flows from financing activities		
Employee stock ownership plan	20,739	27,389
Expenses related to the stock-for-stock offer	(645)	(1,494)
Dividends paid to parent company shareholders	(130,692)	(113,435)
Other dividends paid	(49,669)	(54,216)
Total	(160,267)	(141,756)
Change in long and short-term debt	513,936	(201,533)
Net change in working capital	(46,811)	(5,845)
Net cash (used) provided by financing activities	**306,858**	**(349,134)**
Effect of exchange rate changes on cash and cash equivalents	(41,759)	(18,005)
Change in cash and cash equivalents	**564,588**	**270,054**
Cash and cash equivalents at beginning of period	**1,209,068**	**939,014**
Cash and cash equivalents at the period-end	**1,773,656**	**1,209,068**
Including - Cash	1,234,168	790,505
- Cash equivalents	539,488	418,563

Notes to the Consolidated Financial Statements

at December 31, 2003

Consolidation principles

The consolidated financial statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by *Comité de la Réglementation Comptable* dealing with consolidated financial statements.

Basis of consolidation

- Manufacturing, sales and finance companies, special purpose entities and other entities that are 100% controlled by Compagnie Générale des Etablissements Michelin under paragraph 1002 of CRC 99-02 mentioned above, are fully consolidated.
- Companies over which *Compagnie Générale des Etablissements Michelin* exercises considerable influence are consolidated by the equity method.
- Pursuant to Article L.233-19 of the French *Code de Commerce*, certain companies are not consolidated, either because they are not material in relation to the Group as a whole or because of substantial and lasting restrictions on fund transfers to other Group companies.

Accounting policies

1. All consolidated companies have a December 31 year-end. The consolidated financial statements are prepared from the financial statements of the individual Group companies submitted for approval at their respective Annual Shareholders' Meetings, as adjusted to comply with Group accounting policies and presentation rules.

2. Financial statements of foreign subsidiaries outside the euro zone are translated into euros as follows:

- Balance sheet items are translated at year-end exchange rates.
- Income statement items are translated at the average rate for the year.

The financial statements of subsidiaries operating in countries with hyperinflationary economies are:

- Either translated into the relevant functional currency for their economic environment.
- Or translated at the year-end rate, after revaluation of non-monetary assets and liabilities based on published local indices.

Differences arising from the translation of opening balance sheet items and year-end rate net income are recorded in stockholders' equity under "Retained earnings", with minority interests shown separately.

Summary of significant accounting policies

The financial statements for the year ended December 31, 2003 have been prepared in accordance with generally accepted accounting principles and with due regard to the principles of prudence, separation of accounting years and continuity of trading.

The main accounting policies applied are as follows:

a) Goodwill

Goodwill represents the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets after fair value adjustments to identifiable assets and liabilities.

The goodwill amortization period is determined according to constant Group findings:

- Goodwill arising on acquisition of manufacturing companies is amortized on a straight-line basis over 20 years.
- Goodwill arising on acquisition of non-manufacturing companies is amortized in full in the year of acquisition.

Amortization may be accelerated following a yearly review of industrial company goodwill inventory value.

Negative goodwill is written back to the income statement to reflect changes in the risk associated with the acquired companies.

b) Intangible assets

Intangible assets consist mainly of purchased or internally-developed software, amortized over three years, and a number of purchased goodwill, amortized in full in the year of acquisition. No research and development costs are recognized under this heading.

c) Property, plant and equipment

Property, plant and equipment are stated at purchase or production cost.

Effective January 1, 1999, assets acquired under finance leases are recorded under assets and an obligation in the same amount is recorded under liabilities.

Depreciation is calculated on a straight-line basis over the average useful life of the assets. The main useful lives applied are as follows:

• Buildings	25 years
• Plant and equipment	12 years
• Other	2 to 12 years

If the carrying amount of property, plant and equipment exceeds their net realizable value, an impairment charge is recorded.

d) Investments

Investments in non-consolidated companies are stated at acquisition cost. Market value corresponds to the stock market price in the case of quoted investments and the Group's equity in the underlying net assets in all other cases. An impairment charge is recorded when market value is less than the net book value.

Other investments are also stated at cost and an impairment charge is recorded where necessary.

e) Inventories

Inventories are stated at purchase or production cost, determined by the weighted average cost method.

Where necessary, finished product inventories are written down to net realizable value and corresponding depreciation provisions made.

f) Trade receivables

Trade receivables are stated at nominal value, including receivables sold to special purpose entities in connection with securitizations. Allowances for doubtful accounts are determined on a case by case basis or according to the age of the receivables.

The methods used to convert foreign currency receivables into euros are described in note **k**.

g) Other receivables, prepaid expenses and accrued income

Prepaid expenses and accrued income include:

- Post-retirement commitments: the excess of the fair value of plan assets, adjusted for unrecognized actuarial gains and losses and past service costs, over the present value of defined benefit obligations.
- Deferred taxes: deferred tax assets arising from deductible time differences and tax loss carry-forwards, determined separately for each individual company.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes **l** and **m** respectively.

h) Provisions for contingencies and charges

A provision is booked when the Group has a present legal or constructive obligation as a result of a past event, where it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation can be reliably estimated.

The main provisions cover:

- Post-retirement and other employee benefit commitments: the excess of the present value of defined benefit obligations over the fair value of the plan assets, adjusted

for unrecognized actuarial gains and losses and prior service costs,

- Deferred taxes: deferred taxes arising from taxable time differences, determined separately for each individual company.
- Reorganization: estimated amounts corresponding to measures adopted by the Group and announced before the year-end.

The accounting treatment of post-retirement commitments and deferred taxes is described in notes **l** and **m** respectively.

Provisions for contingencies and charges recorded in the accounts of individual Group companies for the sole purpose of complying with local tax laws are reclassified under stockholders' equity, net of deferred taxes.

i) Financial instruments

Currency risks

Group policy consists of hedging exposures to currency risks using various market instruments, including forward contracts and options.

Foreign currency receivables and payables of the same type and with similar maturity are netted off and only the net exposure is hedged. Hedging contracts are recognized in the balance sheet at the date of inception.

Profits and losses resulting from currency translations recorded at closing exchange rates are booked in the statement of income.

Premiums and discounts are recognized under assets for the term of the contracts, except for forward transactions, which are deferred until recognition of such transactions. Premiums paid on options contracts are immediately written in the consolidated statement of income.

Interest rate risk

Interest rate risk management policies are coordinated and monitored at Group level with a view to protecting future cash flows and reducing interest-rate volatility.

Short term positions are managed at the level of the individual countries.

The Group uses several instruments available on the market, and in particular interest rate swap or forward interest rate contracts.

Firm contracts are recorded in the balance sheet upon inception. They are not revalued at market value.

Premiums paid on options contracts are immediately written in the consolidated statement of income.

j) Investment grants

Investment grants are recorded in liabilities under "Other payables, deferred income and accrued expenses" and are written back to the income statement over periods not exceeding the depreciation period of the assets financed by the grants.

k) Foreign currency receivables and payables

Foreign currency receivables and payables are converted into euros at the exchange rate ruling on the transaction date. Their value is adjusted at year-end based on the then ruling exchange rate and the resulting exchange difference is recorded in the income statement.

l) Post-retirement and other employee benefit obligations

A summary of related significant accounting policies is provided in note **13**.

m) Income taxes

The income tax charge includes both current and deferred taxes. Deferred taxes are calculated by the liability method, on a company-by-company basis, on:

- Temporary differences between the book value of assets and liabilities and their tax basis.
- Tax loss carry-forwards, to the extent that their future utilization is considered probable.

Deferred tax assets and liabilities are not discounted.

n) Research and development costs

Research and development costs are expensed in the year in which they are incurred.

o) Net non-recurring income and expenses

Non-recurring items correspond to income and expenses not arising in connection with the Group's ordinary activities, including reorganization costs and gains and losses on disposals of fixed assets.

p) Basic earnings per share

Basic earnings per share are calculated by dividing net income Group share by the weighted average number of shares outstanding during the year, including Compagnie Générale des Etablissements Michelin shares carried on the assets side of the balance sheet under "Short-term investments", less any shares canceled during the year.

Diluted earnings per share are calculated by adjusting net income and the weighted average number of shares for the effects of dilutive potential shares. Where the proceeds from exercise of dilutive potential shares are received when the related rights are exercised, the proceeds are assumed to be used to purchase shares at the average market price for the period, in accordance with the treasury stock method.

q) List of consolidated companies

	Registered office	Country	% stake
1. Parent company			
• Compagnie Générale des Etablissements Michelin	Clermont-Ferrand	France	
2. Fully-consolidated companies			
Manufacturing companies			
• Manufacture Française des Pneumatiques Michelin	Clermont-Ferrand	France	99.99
• Michelin Roues France	La Chapelle Saint Luc	France	99.99
• Pneu Laurent	Avallon	France	99.99
• Pneumatiques Kléber	Toul	France	99.99
• Simorep et Cie - Société du Caoutchouc Synthétique Michelin	Bassens	France	99.99
• Société de Développement Mécanique	Wattignies	France	99.99
• S.O.D.G.	Clermont-Ferrand	France	99.99
• Michelin Algérie SPA	Algiers	Algeria	70.00
• Michelin Kronprinz Werke GmbH	Solingen	Germany	100.00
• Michelin Reifenwerke KGaA	Karlsruhe	Germany	100.00
• Sociedade Michelin de Participações, Indústria e Comércio Ltda.	Rio de Janeiro	Brazil	100.00
• Michelin North America (Canada) Inc.	Laval	Canada	100.00
• Michelin Shenyang Tire Co., Ltd.	Liaoning Province	China	100.00
• Shanghai Michelin Warrior Tire Co., Ltd.	Shanghai	China	70.00
• Industria Colombiana de Llantas S.A.	Cali	Colombia	99.91
• Michelin España Portugal, S.A.	Tres Cantos	Spain	99.65

	Registered office	Country	% stake
• American Synthetic Rubber Company, LLC	Wilmington	United States	100.00
• Michelin Aircraft Tire Corporation	Wilmington	United States	100.00
• Michelin North America, Inc.	New York	United States	100.00
• Michelin Hungaria Tyre Manufacture Ltd.	Nyíregyháza	Hungary	100.00
• Società per Azioni Michelin Italiana	Turin	Italy	100.00
• Nihon Michelin Tire Co., Ltd.	Tokyo	Japan	100.00
• Industrias Michelin, S.A. de C.V.	Mexico City	Mexico	100.00
• Michelin (Nigeria) Limited	Nigeria	Nigeria	80.00
• Stomil-Olsztyn S.A.	Olsztyn	Poland	99.50
• Michelin Romania Retreading S.R.L.	Bucharest	Romania	100.00
• Silvania S.A.	Zalau	Romania	99.49
• Victoria S.A.	Floresti	Romania	95.55
• Michelin Tyre Public Limited Company	England and Wales	United Kingdom	100.00
• LLC "Michelin Russian Tyre Manufacturing Company"	Davydovo village	Russia	100.00 [(a)]
• Treadmaster Taiwan Ltd.	Mia-Li County	Taiwan	100.00
• Michelin Siam Co., Ltd.	Chonburi	Thailand	60.00
• Siam Steel Cord Co., Ltd.	Rayong	Thailand	60.00
• Siam Tyre Industry Co., Ltd.	Saraburi	Thailand	60.00
• Siam Tyre Phra Pradaeng Co., Ltd.	Samutprakarn	Thailand	60.00
• Thai Recamic Co., Ltd.	Bangkok	Thailand	60.00
• Thai Tyre Mould Co., Ltd.	Chonburi	Thailand	60.00
Distribution companies			
• Euromaster France	Grenoble	France	86.65
• Michelin Aircraft Tyre	Clermont-Ferrand	France	99.99
• Recamic Services	Clermont-Ferrand	France	100.00
• Société d'Exportation Michelin	Clermont-Ferrand	France	100.00
• Transityre France	Clermont-Ferrand	France	100.00
• Michelin Tyre Company South Africa (Proprietary) Limited	Johannesburg	South Africa	100.00
• Laurent Reifen-Vertriebs-GmbH	Homburg	Germany	99.99
• Viborg Gruppen GmbH	Kaiserslautern	Germany	99.96
• Michelin Argentina Sociedad Anónima, Industrial, Comercial y Financiera	Buenos Aires	Argentina	100.00
• Michelin Reifenverkaufsgesellschaft m.b.H.	Vienna	Austria	99.99
• Michelin Australia Pty Ltd	Melbourne	Australia	100.00
• Michelin Belux S.A.	Zellik	Belgium	100.00
• Michelin Espírito Santo – Comércio, Importações e Exportações Ltda.	Espírito Santo	Brazil	100.00
• Société Moderne du Pneumatique Camerounais	Douala	Cameroon	100.00
• Michelin Retread Technologies (Canada) Inc.	New Glasgow	Canada	100.00
• Michelin Chile Ltda.	Santiago	Chile	100.00
• Michelin (Shanghai) Trading Co., Ltd.	Shanghai	China	100.00
• Michelin Korea Co., Ltd.	Seoul	South Korea	100.00
• Société Moderne du Pneumatique Ivoirien	Abidjan	Ivory Coast	99.90
• Michelin Gummi Compagni A/S	Brøndby	Denmark	100.00

(a) The stake held by European Bank for Reconstruction and Development (EBRD) in LLC "Michelin Russian Tyre Manufacturing Company" (48.83%) and Michelin Romania S.A. (14.76%) has been exceptionally treated as a funding source.

	Registered office	Country	% stake
• Scanrub Holding A/S	Viborg	Denmark	99.90
• Prollantas S.A.	Quito	Ecuador	100.00
• Michelin Rehvide AS	Tallinn	Estonia	100.00
• Michelin Retread Technologies, Inc.	Wilmington	United States	100.00
• Tire Centers, LLC	Wilmington	United States	100.00
• Oy Suomen Michelin Ab	Espoo	Finland	100.00
• Elastika Michelin A.E.	Halandri	Greece	100.00
• Michelin Asia (Hong Kong) Limited	Hong Kong	Hong Kong	100.00
• Michelin Central Europe Commercial Company Limited by Shares	Budapest	Hungary	99.98
• Taurus Carbonpack Commercial and Supplying Ltd.	Tuzsér	Hungary	100.00
• Michelin India Private Limited	New Delhi	India	100.00
• Michelin Riepas SIA	Riga	Latvia	100.00
• UAB Michelin Padangos	Vilnius	Lithuania	100.00
• Michelin Malaysia Sdn. Bhd.	Malaysia	Malaysia	100.00
• Société Moderne du Pneumatique Malien	Bamako	Mali	100.00
• Michelin Tyre Services Company Ltd.	Nigeria	Nigeria	60.28
• Norsk Michelin Gummi AS	Lørenskog	Norway	100.00
• M. Michelin & Company Limited	New Zealand	New Zealand	100.00
• Eurodrive Services and Distribution N.V.	Amsterdam	Netherlands	99.90
• Michelin Nederland N.V.	Drunen	Netherlands	100.00
• Transityre B.V.	Breda	Netherlands	100.00
• Michelin del Perú S.A.	Lima	Peru	100.00
• Michelin Polska Sp. z o.o.	Warsaw	Poland	100.00
• Michelin-Companhia Luso-Pneu, Limitada	Loures	Portugal	100.00
• Michelin Ceská republika s.r.o.	Prague	Czech Republic	100.00
• Michelin Romania S.A.	Bucharest	Romania	100.00 [(a)]
• Associated Tyre Specialists Limited	England and Wales	United Kingdom	99.90
• Michelin Lifestyle Limited	England and Wales	United Kingdom	100.00
• Michelin Tyres Russian General Agency ZAO	Moscow	Russia	100.00
• Société Commerciale Michelin Sénégal (SCMS)	Dakar	Senegal	100.00
• Michelin Asia (Singapore) Co. Pte. Ltd.	Singapore	Singapore	100.00
• Michelin Slovensko, s.r.o.	Bratislava	Slovak Republic	100.00
• Michelin Slovenija, pnevmatike, d.o.o.	Ljubljana	Slovenia	100.00
• Michelin Nordic AB	Stockholm	Sweden	100.00
• Société Anonyme des Pneumatiques Michelin	Givisiez	Switzerland	100.00
• Michelin Chun Shin Ltd.	Taipei	Taiwan	97.97
• Michelin Aircraft Tire Asia Limited	Bangkok	Thailand	100.00
• Michelin Siam Marketing & Sales Co., Ltd.	Bangkok	Thailand	60.00
• Michelin Lastikleri Ticaret A.S.	Istanbul	Turkey	100.00
• Michelin Venezuela, S.A.	Valencia	Venezuela	100.00
• Miscellaneous distribution companies in Europe and other regions.			
Finance companies and other			
• MCSyncro France	Onnaing	France	50.00
• Michelin Développement	Clermont-Ferrand	France	100.00
• Michelin Middle East	Clermont-Ferrand	France	70.00

(a) The stake held by European Bank for Reconstruction and Development (EBRD) in LLC "Michelin Russian Tyre Manufacturing Company" (48.83%) and Michelin Romania S.A. (14.76%) has been exceptionally treated as a funding source.

	Registered office	Country	% stake
• Participation et Développement Industriels - PARDEVI	Clermont-Ferrand	France	100.00
• Société Civile Immobilière Michelin	Clermont-Ferrand	France	99.99
• Société Civile Immobilière Michelin Breteuil	Paris	France	99.99
• Société de Collecte et de Valorisation de Pneumatiques Usagés – C.V.P.U.	Clermont-Ferrand	France	99.99
• Société de Montage de Pneumatiques	Guichen	France	99.99
• Société de Technologie Michelin	Clermont-Ferrand	France	100.00
• Société des Procédés Industriels Modernes	Clermont-Ferrand	France	99.99
• Spika	Clermont-Ferrand	France	100.00
• ViaMichelin	Boulogne-Billancourt	France	100.00
• MC Syncro Supply GmbH	Hannover	Germany	50.00
• Radsystem GmbH	Zwickau	Germany	50.00
• ViaMichelin Deutschland GmbH	Griesheim	Germany	100.00
• Euro-Fitting Management N.V.	Desteldonk	Belgium	49.95
• MCSyncro N.V.	Gent	Belgium	49.95
• Publicité Internationale Intermedia S.A.	Brussels	Belgium	50.03
• Société pour le Traitement de l'Information TRINFOVER	Zellik	Belgium	100.00
• Michelin Investment Holding Company Limited	Bermuda	Bermuda	100.00
• Plantações E. Michelin Ltda.	Rio de Janeiro	Brazil	100.00
• Plantações Michelin da Bahia Ltda.	Rio de Janeiro	Brazil	100.00
• Michelin Canada, Inc.	Halifax	Canada	100.00
• Michelin (China) Investment Co., Ltd.	Shanghai	China	100.00
• Michelin Tire Research and Development Center (Shanghai) Co., Ltd.	Shanghai	China	100.00
• Albar Recuperaciones y Reciclajes, S.L.	Tres Cantos	Spain	99.65
• Ensamblaje y Logística de Conjuntos, S.A.	Figueruelas	Spain	50.00
• MCSyncro Vigo, S.A.	Vigo	Spain	50.00
• ViaMichelin España, S.L.	Tres Cantos	Spain	100.00
• AmFIT, LLC	Wilmington	United States	100.00
• CR Funding Corporation	Wilmington	United States	100.00
• Michelin Americas Research & Development Corporation	Wilmington	United States	100.00
• Michelin Corporation	New York	United States	100.00
• Michelin Asia-Pacific Export (HK) Limited	Hong Kong	Hong Kong	100.00
• Michelin Asia-Pacific Import (HK) Limited	Hong Kong	Hong Kong	100.00
• Michelin Asia-Pacific Import-Export (HK) Limited	Hong Kong	Hong Kong	100.00
• Mireis Limited	Dublin	Ireland	100.00
• Miripro Insurance Company Limited	Dublin	Ireland	100.00
• Oboken Limited	Dublin	Ireland	100.00
• Tayar Receivables Company	Dublin	Ireland	0.13
• SMP Melfi S.r.l.	Melito di Napoli	Italy	50.00
• ViaMichelin Italia S.r.l.	Milan	Italy	100.00
• Michelin Research Asia Co., Ltd.	Tokyo	Japan	100.00
• Michelin Luxembourg SCS	Luxembourg	Luxembourg	100.00
• Michelin Mexico Holding, S.A. de C.V.	Mexico City	Mexico	100.00
• Araromi Rubber Estates Limited	Nigeria	Nigeria	56.39

	Registered office	Country	% stake
• Michelin Development Company Limited	Nigeria	Nigeria	100.00
• Osse River Rubber Estates Limited	Nigeria	Nigeria	69.80
• Utagba Uno Rubber Estates Limited	Nigeria	Nigeria	69.80
• Waterside Rubber Estates Limited	Nigeria	Nigeria	80.00
• Fitlog B.V.	's-Hertogenbosch	Netherlands	100.00
• MC Projects B.V.	Amsterdam	Netherlands	50.00
• Michelin Finance (Pays-Bas) B.V.	Amsterdam	Netherlands	100.00
• Michelin Holding (Pays-Bas) B.V.	Amsterdam	Netherlands	100.00
• Michelin Purchasing B.V.	Amsterdam	Netherlands	100.00
• Michelin Europe (EEIG)	England and Wales	United Kingdom	99.94
• Michelin Services Ltd	England and Wales	United Kingdom	100.00
• ViaMichelin UK Limited	England and Wales	United Kingdom	100.00
• Michelin Asia-Pacific Pte Ltd	Singapore	Singapore	100.00
• Société des Matières Premières Tropicales Pte. Ltd.	Singapore	Singapore	100.00
• MCSyncro Bratislava, s.r.o.	Bratislava	Slovak Republic	50.00
• Hjulsystem MCP AB	Kungälv	Sweden	50.00
• Compagnie Financière Michelin	Granges-Paccot	Switzerland	100.00
• Presta-Service Michelin S.A.	Granges-Paccot	Switzerland	100.00
• Michelin Participations S.A.	Granges-Paccot	Switzerland	99.91
• Michelin Recherche et Technique S.A.	Granges-Paccot	Switzerland	100.00
• Sesapro S.A.	Granges-Paccot	Switzerland	100.00
• M.S. Enterprises Holding Co., Ltd.	Bangkok	Thailand	50.50
• Michelin Research Asia (Thailand) Co., Ltd.	Bangkok	Thailand	100.00
• Michelin Siam Group Co., Ltd.	Bangkok	Thailand	60.00

3. Companies accounted for by the equity method

• ALIAPUR	Lyon	France	28.57
• Innovations in Safety Systems	Drancy	France	50.00
• RubberNetwork.com, LLC	Wilmington	United States	27.75
• Michelin Tire Chiba HBKK	Chiba	Japan	37.50
• Michelin Tire Fukushima HBKK	Fukushima	Japan	39.17
• Michelin Tire Shizuoka HBKK	Shizuoka	Japan	35.00
• Michelin Tire Yamanashi HBKK	Yamanashi	Japan	35.00
• TIGAR MH, d.o.o., Pirot	Pirot	Serbia-Montenegro	25.00
• Global Run-Flat Systems Research, Development and Technology B.V.	Amsterdam	Netherlands	50.00
• Woco Michelin AVS B.V.	Amsterdam	Netherlands	49.00
• Sapphire Energy Recovery Limited	England and Wales	United Kingdom	25.00
• Tekersan Jant Sanayi A.S.	Istanbul	Turkey	20.10

4. Non-consolidated companies

• Pursuant to Article L.223-19 of the French *Code de Commerce* various companies that are not material in relation to the Group as a whole have not been consolidated under governing consolidated financial statements.

The above list of the main consolidated companies and companies accounted for by the equity method complies with the requirements of Article 248-12 of decree No. 67-236 of March 23, 1967, concerning the consolidated financial statements of trading companies.

Acquisitions and partnership agreements entered into in 2003

1. Viborg

On March 31, 2003, after approval of the European Competition Authorities dated March 7, 2003, Michelin group acquired Viborg group.

The latter Group was essentially focused on tire distribution through a network of 465 sales points, mainly in Germany and Denmark.

Since acquisition, the companies purchased recorded turnover of €386.2 million and an operating loss of €14.7 million.

In line with Group announcements upon publication of earnings on June 30, 2003, goodwill in an amount of €306.5 million is fully amortized in 2003, according to constant policy developed by the Group in connection with acquisition of non manufacturing businesses.

Thorough due diligence undertaken by Michelin group since April 1, 2003, aimed, in particular, at determining, pursuant to the relevant agreements:

- Sums to be paid by seller under the net asset guarantee.
- The amount of receivables held by seller on Viborg companies and transferred by the latter to Michelin group to refund moneys granted by Michelin group to seller.

Owing to failure to reach an agreement on the findings of said due diligence, Michelin group filed arbitration proceedings against seller on December 4, 2003.

Under its arbitration claim, Michelin group:

- Rejected the net asset worth claimed by seller, and therefore rejected the €37 million balance payment requested by seller as balance due under the acquisition on grounds of compensation with sums due by seller under the asset net guarantee, and Michelin further claimed compensation payments in respect of damages.
- Sued for reimbursement in an amount of €87.7 million corresponding to the difference between funds lent by Michelin group to seller and trade receivables held by seller on Viborg companies and transferred by it to Michelin group.

At this stage of proceedings:

- The scale of differences between guaranteed net assets and net asset calculated pursuant to the due diligence process led Michelin group to exclude the balance of the purchase price for the purposes of determining goodwill.
- Parties disagree over the amount of debt burden of the acquired companies used to calculate net asset and amortized goodwill. Michelin group claims this to be in an amount of €40.2 million and seller disagrees.

The main movements in 2003 concern software.

The breakdown by category is as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Software	472,610	(312,753)	159,857
Other intangible assets	74,147	(70,820)	3,327
Total	**546,757**	**(383,573)**	**163,184**

3. Property, plant and equipment

Property, plant and equipment can be analyzed as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Property, plant and equipment at January 1, 2002	15,845,120	(9,435,269)	6,409,851
Increases	872,157	(812,443)	59,714
Decreases	(652,053)	579,846	(72,207)
Translation adjustments and other	(1,438,782)	813,581	(625,201)
Property, plant and equipment at December 31, 2002	**14,626,442**	**(8,854,285)**	**5,772,157**
Increases	1,025,808	(776,589)	249,219
Change in Group structure	214,688	(101,971)	112,717
Decreases	(690,962)	606,560	(84,402)
Translation adjustments and other	(903,640)	517,440	(386,200)
Property, plant and equipment at December 31, 2003 (1)	**14,272,336**	**(8,608,845)**	**5,663,491**

Capital expenditure for the year ended December 31, 2003 amounted to €1,025,808 thousand.

The breakdown by category is as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Land and buildings	3,333,849	(1,650,103)	1,683,746
Plant and equipment	8,931,269	(5,531,665)	3,399,604
Other	2,007,218	(1,427,077)	580,141
Total	**14,272,336**	**(8,608,845)**	**5,663,491**

In thousands of euros

Notes to the Consolidated Balance Sheet

The Consolidated Financial Statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by *Comité de la Réglementation Comptable* dealing with Consolidated Financial Statements.

1. Goodwill

Goodwill can be analyzed as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Goodwill at January 1, 2002	590,327	(270,919)	319,408
Increases	41,409	(29,863)	11,546
Decreases	(694)	694	–
Translation adjustments and other	(61,902)	38,308	(23,594)
Goodwill at December 31, 2002	**569,140**	**(261,780)**	**307,360**
Acquisition of Viborg group	306,549	(306,549)	–
Other increases	55,352	(29,373)	25,979
Decreases	(1,395)	1,395	–
Translation adjustments and other	(69,039)	39,295	(29,744)
Goodwill at December 31, 2003	**860,607**	**(557,012)**	**303,595**

The other increases concern, for the most part, buy out of nearly 100% of minority shares in Stomil-Olsztyn S.A. in Poland.

2. Intangible assets

Intangible assets can be analyzed as follows:

In thousands of euros

	Cost	Amortization and allowances	Net book value
Intangible assets at January 1, 2002	450,934	(336,195)	114,739
Increases	94,802	(64,808)	29,994
Decreases	(10,546)	11,090	544
Translation adjustments and other	(45,713)	35,831	(9,882)
Intangible assets at December 31, 2002	**489,477**	**(354,082)**	**135,395**
Increases	91,990	(52,389)	39,601
Decreases	(27,357)	20,463	(6,894)
Translation adjustments and other	(7,353)	2,435	(4,918)
Intangible assets at December 31, 2003	**546,757**	**(383,573)**	**163,184**

Total	**77,576**	**(19,236)**	**58,340**	**465**	**58,805**
including: Equity in net income (loss)		(11,570)		(8,750)	

6. Inventories

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Raw materials, semi-finished products and other supplies	885,222	961,858
Finished products	1,981,092	1,990,895
Allowances	(97,178)	(92,469)
Net book value	**2,769,136**	**2,860,284**

7. Trade receivables

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Trade receivables	3,110,766	3,261,483
Allowances	(126,265)	(115,987)
Net book value	**2,984,501**	**3,145,496**

Substantially all trade receivables are due within one year.

Transfer of trade receivables

The Group implemented a trade receivables transfer program allowing maximum external financing:

- a U.S.$500 million until 2005 for North-American operations,
- a €720 million until 2007 for European operations.

The trade receivables transferred and financing received by the consolidated companies (including the relevant *ad hoc* entities) are still accounted for under Group assets and liabilities.

At December 31, 2003, this amounted to €849.6 million.

Non-Group financing amounts to €789.0 million. The subordinated tranche, repurchased by the Group, amounts to €212.0 million with respect to which a €1.8 million provision was made.

8. Other receivables, prepaid expenses and accrued income

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Other receivables, net (1)	549,105	591,679
Excess of pension plan assets over the related benefit obligations (note **13**)	489,689	562,644
Deferred tax assets (note **m**)	912,973	1,128,576
Other accruals	86,420	83,212
Total	**2,038,187**	**2,366,111**

(1) including amounts due beyond one year.

9. Cash equivalents

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Compagnie Générale des Etablissements Michelin shares	4,861	44,183
Less allowances for impairment in value	–	(2 674)
Other listed investments, net	486	611
Other cash equivalents, net	534,141	376,443
Total	**539,488**	**418,563**

- As of December 31, 2003, Compagnie Générale des Etablissements Michelin held 155,392 of its own shares with a market value of €5,653 thousand. During 2003, the number of own shares held by the Company decreased by 1,107,810.
- As of December 31, 2003, the market value of other listed investments was €687 thousand. The other securities are mostly monetary instruments.
- The other cash equivalents are mostly monetary instruments.

10. Changes in stockholders' equity and minority interests

In thousands of euros

	Common stock	Paid-in capital in excess of par	Retained earnings	Translation adjustment	Net income	Stockholders' equity	Minority interests	Total
At Dec. 31, 2001	**269,432**	**1,609,476**	**2,415,827**	**(594,319)**	**295,967**	**3,996,383**	**329,540**	**4,325,923**
Capital increase	11,569	158,107				169,676	–	169,676
Employee stock ownership plan	2,584	39,206	(14,401)			27,389	–	27,389
Dividends paid					(138,708)	(138,708)	(28,943)	(167,651)
Appropriation of undistributed income			157,434	(175)	(157,259)	–	–	–
Net income for the year					580,803	580,803	33,682	614,485
Translation adjustment and other			(20,700)	(286,007)		(306,707)	(160,848)	(467,555)
At Dec. 31, 2002	**283,585**	**1,806,789**	**2,538,160**	**(880,501)**	**580,803**	**4,328,836**	**173,431**	**4,502,267**
Capital increase	380	4,598				4,978	–	4,978
Employee stock ownership plan	2,809	28,253	(10,323)			20,739	–	20,739
Dividends paid					(169,834)	(169,834)	(10,527)	(180,361)
Appropriation of undistributed income			398,816	12,153	(410,969)	–	–	–
Net income for the year					317,532	317,532	11,330	328,862
Translation adjustment and other			(11,590)	(163,301)		(174,891)	(92,531)	(267,422)
At Dec. 31, 2003	**286,774**	**1,839,640**	**2,915,063**	**(1,031,649)**	**317,532**	**4,327,360**	**81,703**	**4,409,063**

11. Provisions for contingencies and charges

In thousands of euros

	Dec. 31, 2002	Translation adjustments and other	Movements	Reversals (utilized allowances)	Reversals (non-utilized allowances)	Dec. 31, 2003
Post-retirement and other employee benefit obligations [(1)]	2,776,498	(178,123)	259,715	(242,691)	(322,778)	2,292,621
Deferred taxes	50,497	701	2,761	(12,428)	–	41,531
Restructuring [(2)]	420,236	(3,830)	134,147	(128,880)	–	421,673
Other	196,613	(7,199)	101,465	(40,344)	–	250,535
Total	**3,443,844**	**(188,451)**	**498,088**	**(424,343)**	**(322,778)**	**3,006,360**

Impact (net of incurred expenses)

In thousands of euros

Operating income	298,220	–
Interest income and expense	4,312	–
Net non-recurring income and expense	192,795	(322,778) [(3)]
Income tax	2,761	–
Total	**498,088**	**(322,778)**

***(1)* Post-retirement and other employee benefit obligations**

A specific analysis of these obligations is provided in note **13**.

***(2)* Restructuring provisions**

The financial year's provision (€134.1 million) is mainly in connection with the industrial reorganization plan announced and introduced in Spain in 2003.

***(3)* Exceptional provision reversals**

The reversal for the year (€322.7 million) is mainly in connection with the "Total Rewards" program in the United States, referred to in the highlights of note **13**: Post-retirement and other employee benefit obligations.

12. Income taxes

Income taxes reported in the income statement can be analyzed as follows:

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Current taxes	143,540	246,289
Deferred taxes	99,627	114,044
Sub-total	**243,167**	**360,333**
Withholding taxes	18,268	22,122
Total	**261,435**	**382,455**

The following table presents a reconciliation of the theoretical tax charge to the actual tax charge:

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Tax, excluding withholding taxes, on the contribution of Group companies to consolidated income, at standard local tax rates	299,095	379,324
Effect of permanent differences	7,578	44,476
Effect of unrecognized deferred taxes	(47,590)	(45,540)
Effect of changes in tax rates	2,800	1,065
Other effects	(18,716)	(18,992)
Income taxes reported in the income statement, excluding withholding taxes	**243,167**	**360,333**

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Total unrecognized deferred tax assets	**308,217**	**472,128**

Deferred tax assets and liabilities break down as follows by category:

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Deferred tax assets	912,973	1,128,576
Deferred tax liabilities	(41,531)	(50,497)
Net obligation	**871,442**	**1,078,079**
Breakdown:		
- time differences	646,974	817,403
- tax loss carryforwards	221,837	274,049
- tax credits	2,631	(13,373)

13. Post-retirement and other employee benefit obligations

Highlight of 2003: "Total Rewards" program in the United States

In 2003, Michelin United States took a series of measures to reduce employment and post-retirement obligations in favor of both active and existing retired personnel. The reorganization of healthcare cover plans will cap Group long-term obligations in connection with both active and retired employees.

The exceptional gain of €281.9 million recognized in 2003 stems essentially from introduction and implementation of ceilings for all employees concerning future reimbursements – and a reallocation of medical costs between current retirees and Michelin.

These reorganization measures will have a durable effect, extending beyond the gain recorded in 2003, first and foremost owing to termination of the healthcare reimbursement scheme for some employees hired from January 2004 but also owing to the decision which was made to switch from a "defined benefits pension plan" to a "defined contribution pension plan". Although a small portion only of savings made in 2003 stems from this change, it will have a significant positive long-term effect on controlling Group future obligations. All employees hired from January 2004 will take part in the defined contribution pension plan. Part of the active employees will have the option of switching to the new defined contribution plan.

13.1. Current Plans

In some countries where the Group operates, employees are entitled to certain short-term benefits (such as vacation pay and annual bonuses), long-term pre-retirement benefits (seniority awards) and long-term post-retirement benefits (retirement bonuses, pension benefits and coverage of health care costs).

Short-term benefit obligations are recognized as a liability (accrued expense) in the balance sheets of the Group companies concerned. Other benefit obligations are funded or provided for as follows:

a) Under defined contribution plans, fixed contributions are made to an external fund which pays the benefits. The company has no legal or constructive obligation to make further contributions if the fund does not hold sufficient assets to pay all benefits due to employees. For the Michelin group, this generally concerns countries where there are government-sponsored pay-as-you-go retirement schemes in place, such as in France. In some countries, specific defined contribution plans have been set up for Group employees (such as in Poland, Switzerland and the United States).

b) Under defined benefit plans, the company has a legal or constructive obligation towards its employees. Obligations under these plans can be:

- **Either funded over employees' years of service by contributions** to an external fund which pays the benefits due to employees. For contributory plans, contributions are paid by the company and the employee; for non-contributory plans, contributions are paid only by the company.
- **Or unfunded and paid directly by the company** to eligible employees on the vesting date.

For the Michelin group, this primarily concerns:

- U.S., U.K. and Canadian pension plans.
- German, Spanish and Italian supplementary pension schemes, retirement bonuses in France and the payment of retirees' healthcare costs in the U.S. and Canada.

The projected benefit obligation under these defined benefit plans is calculated by independent actuaries based on local practice and the conditions of each plan. The projected benefit obligation changes each year based on the following factors:

- Recurring factors:
  - service cost, corresponding to the value of benefits attributed to services rendered by employees during the year;
  - interest cost, corresponding to the increase in the projected benefit obligation due to the passage of time;
  - benefit payments.
- Non-recurring factors:
  - changes in long-term actuarial assumptions (concerning, for example, inflation rates and future salary levels);
  - changes in benefit formula.

Some countries have introduced legislation authorizing or stipulating that these obligations be funded by employer (and, for contributory plans, employee) contributions to external funds responsible for investing and administering the amounts received. In this case, the employer nevertheless continues to have a legal and constructive obligation towards its employees. The way in which the funds are run and their related investment procedures differ according to the country and, in some cases, from one fund to another.

The value of plan assets held in external funds can also vary, depending on:

- The level of contributions received from the employer and employees;
- The level of benefits paid to eligible employees;
- The return on plan assets, including unrealized gains and losses.

Plan assets are valued on a yearly basis, at October 31.

13.2. Actuarial assumptions

To calculate the projected benefit obligation, actuaries use a number of long-term assumptions provided by the company (including inflation rate, rate of salary increases and discount rate). These assumptions are reviewed annually.

Assumptions used at December 31, 2003	North America	Europe	Other (3)
Rate of salary increases (1)	3.25% to 3.50%	3.00% to 4.00%	2.59% to 10.00%
Discount rate	6.25% to 6.50%	5.50% to 5.75%	2.00% to 11.00%
Average remaining service lives	13.8 years	13.9 years	18.5 years
Expected return on plan assets	8.00% to 8.50%	4.75% to 6.75%	2.00% to 9.20%
Actual return on plan assets for the year ended December 31, 2003 (2)	12.90% to 13.90%	2.00% to 8.30%	insignificant

Assumptions used at December 31, 2002	North America	Europe	Other
Rate of salary increases (1)	3.75% to 3.90%	3.00% to 3.75%	1.90% to 10.00%
Discount rate	6.75% to 6.90%	5.50% to 6.00%	2.10% to 11.00%
Average remaining service lives	11 to 18 years	11 to 18 years	17 to 20 years
Expected return on plan assets	8.00% to 8.50%	5.50% to 6.75%	2.10% to 9.20%
Actual return on plan assets for the year ended December 31, 2002 (2)	(3.50%)	(12.63%)	(5.50%)

1) Including all assumptions relating to career development, promotions, seniority and other, over the employee's entire service life.

2) As of the measurement date.

3) Brazil, Japan and Nigeria.

13.3 Summary of the financial situation of defined benefit plans as at December 31, 2003

In thousands of euros

	Pension plans	Other post-retirement benefit plans (including healthcare)	Total 2003	Total 2002
Projected benefit obligation	4,527,324	68	4,527,392	4,498,841
Fair value of plan assets	(3,761,919)	(41)	(3,761,960)	(3,815,298)
Funded status	765,405	27	765,432	683,543
Unfunded projected benefit obligation	485,695	2,022,407	2,508,102	2,870,039
Prior service cost	2,277	137,494	139,771	22,712
Unrecognized actuarial gains and losses	(1,117,071)	(493,302)	(1,610,373)	(1,362,440)
Net amount recognized	136,306	1,666,626	1,802,932	2,213,854
Amounts recognized in balance sheet:				
Prepaid benefit cost			(489,689)	(562,644)
Accrued benefit cost			2,292,621	2,776,498

Unrecognized actuarial gains or losses (corresponding to changes in the value of the projected benefit obligation or the value of plan assets) arise primarily from:

- differences between actuarial assumptions and actual experience,
- changes in long-term actuarial assumptions, such as inflation rate, discount rate and future salary levels,
- changes in the benefit formula.

Where actuarial spreads are in excess of 10% of the highest of the PBO and the amount of assets under management, the portion beyond 10% is accounted as payroll costs and gives rise to an annual allocation over the average length of beneficiaries' remaining active life.

At December 31, 2003, actuarial losses amounted to €1,610 million.

13.4 Change in the financial situation of defined benefit plans

In thousands of euros

Defined benefit pension plan Other defined benefit plans (including medical care)		Pensions	Other benefit plans	Aggregate
Present value of obligations				
Opening balance at Jan. 01, 2003		4,923,981	2,444,899	7,368,880
Exchange rate variations		(453,401)	(270,736)	(724,137)
Variation in scope of consolidation		21,075	2,305	23,380
Current service cost		97,108	46,972	144,080
Interest cost		278,406	136,244	414,650
Plan reorganization cost recognized in the year		12,553	(286,860)	(274,307)
Benefits paid		(220,245)	(207,155)	(427,400)
Other items		(6,255)	11,168	4,913
(-)Unrecognized actuarial gain/loss generated during the year		359,656	267,015	626,671
Unrecognized plan reorganization costs		141	(121,377)	(121,236)
At Dec. 31, 2003	**A**	**5,013,019**	**2,022,475**	**7,035,494**
Fair value of plan assets				
Opening balance at Jan. 01, 2003		3,809,036	6,262	3,815,298
Exchange rate variations		(398,705)	(472)	(399,177)
Expected return on plan assets		258,448	92	258,540
Contributions		133,335	424	133,759
Administration costs		(3,060)	–	(3,060)
Benefits paid		(203,355)	(6,250)	(209,605)
Unrecognized actuarial gain/(-)loss generated during the year		166,220	(15)	166,205
At Dec. 31, 2003	**B**	**3,761,919**	**41**	**3,761,960**
Benefit plan unrecognized actuarial gain/loss of the year				
Opening balance at Jan. 01, 2003		1,083,427	256,301	1,339,728
Exchange rate variations		(118,227)	(42,073)	(160,300)
Amortization of unrecognized actuarial differences		(43,278)	(7,230)	(50,508)
Amortization of unrecognized plan reorganization costs		(347)	3,069	2,722
Unrecognized actuarial differences generated during the year		193,379	267,030	460,409
Unrecognized plan reorganization costs generated during the year		(160)	(121,289)	(121,449)
At Dec. 31, 2003	**C**	**1,114,794**	**355,808**	**1,470,602**
Net liability in balance sheet				
At Dec. 31, 2003	**D=A-B-C**	**136,306**	**1,666,626**	**1,802,932**

13.4.1 Regional breakdown of the financial situation of pension plans

In thousands of euros

	Defined Benefit pension plans North America	Europe	Other zones	Aggregate
Present value of obligations				
Opening balance at Jan. 01, 2003	2,519,976	2,372,523	31,482	4,923,981
Exchange rate variations	(331,596)	(121,680)	(125)	(453,401)
Variation in scope of consolidation	–	21,075	–	21,075
Current service cost	51,321	44,925	862	97,108
Interest cost	150,148	127,423	835	278,406
Plan reorganization cost recognized in the year	13,702	–	(1,149)	12,553
Benefits paid during the year	(123,364)	(95,476)	(1,405)	(220,245)
Other items	(4,500)	1,111	(2,866)	(6,255)
(-)Unrecognized actuarial gain/loss generated during the year	209,050	151,753	(1,147)	359,656
Unrecognized plan reorganization costs	141	–	–	141
At Dec. 31, 2003 A	**2,484,878**	**2,501,654**	**26,487**	**5,013,019**
Fair value of plan assets				
Opening balance at Jan. 01, 2003	2,295,069	1,508,695	5,272	3,809,036
Exchange rate variations	(299,871)	(98,864)	30	(398,705)
Expected return on plan assets	165,889	92,119	440	258,448
Contributions	83,236	49,478	621	133,335
Administration costs	–	(3,060)	–	(3,060)
Benefits paid	(123,316)	(78,908)	(1,131)	(203,355)
Unrecognized actuarial gain/(-)loss generated during the year	103,945	60,862	1,413	166,220
At Dec. 31, 2003 B	**2,224,952**	**1,530,322**	**6,645**	**3,761,919**
Benefit plan unrecognized actuarial gain/loss of the year				
Opening balance at Jan. 01, 2003	630,523	450,793	2,111	1,083,427
Exchange rate variations	(83,694)	(34,447)	(86)	(118,227)
Amortization of unrecognized actuarial differences	(24,166)	(19,067)	(45)	(43,278)
Amortization of unrecognized plan reorganization costs	(19)	(328)	–	(347)
Unrecognized actuarial differences generated during the year	105,045	90,893	(2,559)	193,379
Unrecognized plan reorganization costs generated during the year	(160)	–	–	(160)
At Dec. 31, 2003 C	**627,529**	**487,844**	**(579)**	**1,114,794**
Net liability in balance sheet				
At Dec. 31, 2003 D=A-B-C	**(367,603)**	**483,488**	**20,421**	**136,306**

13.4.2 Regional breakdown of the financial situation
of other defined benefits plans

In thousands of euros

	Other defined benefit plans (including medical care) North America	Europe	Other zones	Aggregate
Present value of obligations				
Opening balance at Jan. 01, 2003	1,720,358	572,499	152,042	2,444,899
Exchange rate variations	(262,128)	(249)	(8,359)	(270,736)
Variation in scope of consolidation	–	216	2,089	2,305
Current service cost	25,555	27,812	(6,395)	46,972
Interest cost	97,017	32,174	7,053	136,244
Plan reorganization cost recognized in the year	(277,549)	(2,523)	(6,788)	(286,860)
Benefits paid during the year	(104,997)	(52,041)	(50,117)	(207,155)
Other items	(221)	837	10,552	11,168
(-)Unrecognized actuarial gain/loss generated during the year	282,982	(15,345)	(622)	267,015
Unrecognized plan reorganization costs	(121,377)	–	–	(121,377)
At Dec. 31, 2003 A	**1,359,640**	**563,380**	**99,455**	**2,022,475**
Fair value of plan assets				
Opening balance at Jan. 01, 2003	–	–	6,262	6,262
Exchange rate variations	–	–	(472)	(472)
Expected return on plan assets	–	–	92	92
Contributions	–	45	379	424
Administration costs	–	–	–	–
Benefits paid	–	(3)	(6,247)	(6,250)
Unrecognized actuarial gain/(-)loss generated during the year	–	–	(15)	(15)
At Dec. 31, 2003 B	**– 42**	**(1)**	**41**	
Unrecognized actuarial gains/losses				
Opening balance at Jan. 01, 2003	292,634	(39,019)	2,686	256,301
Exchange rate variations	(41,617)	70	(526)	(42,073)
Amortization of unrecognized net actuarial differences	(9,383)	2,205	(52)	(7,230)
Amortization of unrecognized plan reorganization costs	2,333	736	–	3,069
Unrecognized actuarial differences generated during the year	282,981	(15,344)	(607)	267,030
Unrecognized plan reorganization costs generated during the year	(121,289)	–	–	(121,289)
At Dec. 31, 2003 C	**405,659**	**(51,352)**	**1,501**	**355,808**
Net liability in balance sheet				
At Dec. 31, 2003 D=A-B-C	**953,981**	**614,690**	**97,955**	**1,666,626**

13.5 Changes in Financial Statements

13.5.1 Balance Sheet

In thousands of euros

	Defined Benefit pension plans	Other Defined Benefit pension plans (including medical care)	Total 2003	Total 2002
At January 1, 2003	32,846	2,181,008	2,213,854	2,637,664
Exchange rate variations	61,216	(227,842)	(166,626)	(225,108)
Charges recognized for the year	153,857	193,583	347,440	319,770
Contributions paid to fund managers	(128,457)	(45)	(128,502)	(325,235)
Benefits directly paid to beneficiaries	(16,665)	(192,948)	(209,613)	(179,717)
Variation of scope of consolidation	19,170	4,180	23,350	-
Benefit plan changes recorded as exceptional gain	14,339	(291,310)	(276,971)	(13,520)
At December 31, 2003	**136,306**	**1,666,626**	**1,802,932**	**2,213,854**

Annual charges are determined by independent actuaries at the start of the financial year, as follows:

- charges corresponding to acquisition of an additional year of rights ("Cost of services rendered during the financial year"),
- charge corresponding to annual discount ("Financial cost"),
- income from estimated return on assets ("Expected return from plan assets"),
- gain/loss from changes in plan services ("Cost of passed services"),
- gain/loss from any reduction or liquidation of plan.

13.5.2 Consolidated Statement of Income

In 2003, net charges recorded in the Consolidated Statement of Income amounted to €61 million, breaking down as follows (based on the average rate for the period):

In thousands of euros

Net charges recorded in the Consolidated Statement of Income	2003	2002
Cost of service	178,130	217,636
Interest Costs	440,462	484,982
Expected asset return	(275,474)	(345,456)
Actuarial gain/loss generated in the year	53,970	22,434
Cost of past services	(2,269)	(11,725)
Effect of reductions or liquidations of benefit plans	(27,032)	(13,723)
Sub-total recorded under payroll costs	367,787	354,148
Plan changes recognized as exceptional gain	(306,570)	(13,520)
Total	**61,217**	**340,628**

13.6 Share Option Plans

Share Option Plan situation as at December 31, 2003:

Date			Number of options				Call price
Allocation	Call	Expiry	Allocated	Called	Cancelled	Balance	in euros
May 2002	May 2006	May 2011	716,600	0	10,800	705,800	44.00
May 2003	May 2007	May 2012	243,000	0	3,000	240,000	32.25
Nov. 2003	Nov. 2007	Nov. 2012	226,200	0	0	226,200	34.00
			1,185,800	**0**	**13,800**	**1,172,000**	

14. Subordinated debt and other long and short-term debt

In thousands of euros

	At Dec. 31, 2003	Due within one year	Due in 1 to 5 years	Due in more than five years	At Dec. 31, 2002
Subordinated debt	500,000	–	–	500,000	–
Other long and short-term debt:					
- Convertible bonds	9	9	–	–	10
- Other bonds	1,890,161	85,263	304,898	1,500,000	1,889,230
- Trade receivable securitizations	788,976	550,348	238,628	–	905,530
- Lease purchases	257,286	50,375	150,186	56,725	269,102
- Other long and short-term debt	1,777,086	1,287,500	475,561	14,025	1,963,126
Subtotal, other long and short-term debt	**4,713,518**	**1,973,495**	**1,169,273**	**1,570,750**	**5,026,998**
Total	**5,213,518**	**1,973,495**	**1,169,273**	**2,070,750**	**5,026,998**

Debt secured by collateral at December 31, 2003
excluding lease purchases and trade receivable securitizations: 117,055

Subordinated debt

On December 3, 2003, the Group made a 30-year €500 million last-ranking subordinated issue (TSDR – *Titres Subordonnés de Dernier Rang*), callable from December 3, 2013 at the Group's sole discretion, at par and in cash, in quarterly payments.

Initially fixed at 6.375%, the coupon will be calculated from December 3, 2013, based on 3-month Euribor plus 2.95%.

Where no Compagnie Générale des Etablissements Michelin dividend distributions or prepayments are made, the TSDRs provide for a differred coupon payment option.

Bond issue

In April 2002, the Group launched a bond issue in two tranches:

- €1 billion tranche with a 6.125% coupon, maturing in April 2009,
- €500 million tranche with a 6.5% coupon, maturing in April 2012.

Net debt at December 31, 2003 breaks down as follows (in thousands of euros):

- Long and short-term debt	4,713,518
- Cash equivalents and other short-term investments	(539,488)
- Cash	(1,234,168)
- Subordinated debt	500,000
Total	**3,439,862**

Long and short-term debt breaks down as follows between fixed and floating rate debt and by currency, after taking into account financial instruments:

In thousands of euros

Currency	Floating rate	Fixed rate	Average life of fixed rate debt	Total long and short-term debt	% by currency
Euro and EMU currencies	(778,354)	1,590,304	7.1	811,950	23.6
Swiss franc	199,126	6,418	4.7	205,544	6.0
Pound sterling	368,294	–	–	368,294	10.7
Other non-euro-zone currencies	288,539	4,138	3.0	292,677	8.5
Total European currencies	**77,605**	**1,600,860**	**7.1**	**1,678,465**	**48.8**
U.S. dollar	699,874	465,551	3.3	1,165,425	33.9
Canadian dollar	115,307	–	–	115,307	3.4
Total dollar zone	**815,181**	**465,551**	**3.3**	**1,280,732**	**37.3**
Other currencies	453,954	26,711	1.8	480,665	13.9
Total	**1,346,740**	**2,093,122**	**6.2**	**3,439,862**	**100.0**

15. Off-balance sheet commitments

In thousands of euros

	Dec. 31, 2003	Dec. 31, 2002
Commitments given:		
Guarantees given	75,715	113,046
Future minimum lease payments under non-cancelable operating leases	646,709	614,715
Discounted bills	5,808	5,577
Total	**728,232**	**733,338**
Commitments received:		
Guarantees received	154,092	145,997

Notes to the Consolidated Statement of Income

The Consolidated Financial Statements have been prepared in accordance with French generally accepted accounting principles, including standard CRC 99-02 published by the *Comité de la Réglementation Comptable* dealing with Consolidated Financial Statements.

16. Payroll costs and number of employees

In thousands of euros

	2003	2002
Payroll costs	4,996,925	5,152,143
Average number of employees of fully-consolidated companies	127,210	126,285

17. Research and development costs (in thousands of euros)

Research and development costs amount to:
- 2003: 710,475
- 2002: 703,978

18. Impairment charges

In thousands of euros

	2003	2002
Net charges for impairment of:		
- inventories	(645)	(14,351)
- receivables	9,668	23,489

Impairment charges related to inventories are included in "Purchases used in production" and charges related to receivables are included in "Other operating expenses" in the consolidated statement of income.

19. Interest income and expense

In thousands of euros

	2003	2002
Interest income and expense	(211,901)	(209,052)
Exchange gains (losses)	(1,880)	(49,593)
Amortization and net movements in allowances for impairment of financial assets	(4,501)	(3,336)
Net change in provisions	(6,605)	1,724
Total	**(224,887)**	**(260,257)**

Net exchange losses for 2002 resulted mainly from the fall in value of currencies in several South American countries (Argentina, Venezuela, Chile).

20. Non-recurring income and expense

In thousands of euros

	2003	2002
Reorganization costs	(192,365)	(17,405)
Other non-recurring items	211,044	92,614
Total	**18,679**	**75,209**

Restructuring costs break down as follows:	In millions of euros
– Europe	(173.2)
– North America	(20.1)
– Other regions	1.0

Other non-recurring items break down as follows:	In millions of euros
– Europe	(74.9)
– North America	299.0 (1)
– Other regions	(13.1)

(1) The exceptional gain recorded in North America comes chiefly from measures in connection with the "Total Rewards" program conducted in the United States referred to in the highlights of note No.13 : Retirement obligations and other employee benefits.

21. Segment information

In thousands of euros

Business segments	Passenger Car-Light Truck	Truck	Other businesses	Inter-segment eliminations	Total
			2002		
Property, plant and equipment, net	2,754,242	1,220,788	1,797,127 (1)		5,772,157
Sales	7,947,946	3,944,034	4,637,293	(884,199)	15,645,074
Operating income	764,803	484,757	(24,361)		1,225,199
			2003		
Property, plant and equipment, net	2,595,385	1,303,562	1,764,544 (1)		5,663,491
Sales	7,456,824	3,968,507	4,859,336	(914,847)	15,369,820
Operating income	664,002	521,490	(42,420)		1,143,072

(1) Including shared assets:
– 2003 : 674,921
– 2002 : 736,613

In thousands of euros

Geographical regions	Europe	North America and Mexico	Other	Total
		2002		
Property, plant and equipment, net	3,188,042	1,909,371	674,744	5,772,157
Sales	7,560,577	6,068,037	2,016,460	15,645,074
		2003		
Property, plant and equipment, net	3,375,356	1,622,487	665,648	5,663,491
Sales	8,035,569	5,311,034	2,023,217	15,369,820

22. Management compensation

Compagnie Générale des Etablissements Michelin is administered by Managing Partners ("*Gérants*") who are also General Partners ("*associés commandités*") of the Company. As such, they are entitled to a share of the income distributed among all the General Partners in accordance with the provisions of the Company's bylaws. The Managing Partners do not receive any compensation or other benefits from Compagnie Générale des Etablissements Michelin or any of its subsidiaries or affiliates.

PRESS INFORMATION

April 26th, 2004

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

First quarter 2004 net sales:
3.8 billion euros, +3.9% compared to the 1st quarter 2003
+9.5% at constant exchange rate
+7.6% in sales volumes[a]

Michelin posts strong sales growth in better than expected tire markets. However, 1st quarter market growth was driven by certain non-recurring factors:

- **Advance purchases in anticipation of price increases. In France, in particular, outstanding market conditions are related to the implementation of the End-of-Life Tires (ELT) Disposal Legislation, effective since March 1st, 2004.**
- **Recovery of the North American market from the low base of a difficult first quarter 2003.**

Although, on a full-year basis, tire markets could post somewhat better growth than initially anticipated, 1st quarter tire markets should not be extrapolated, because of the above mentioned exceptional market conditions.

Good start to the year, but raw materials continuing upward trend calls for caution. Michelin is confident in its ability to achieve visible improvements in its operational performances in 2004.

(in millions of euros)	First quarter 2004	First quarter 2003
Consolidated net sales	3,799.0	3,654.7
Excluding the impact of exchange rate variations		3,468.3[b]

	First quarter 2004		First quarter 2003	
	Total change (Q1 2004 /Q1 2003)		Total change (Q1 2003 /Q1 2002)	
	In € million	Accrued %	In € million	Accrued %
	+144.3	+ 3.9%	-187.6	- 4.9%
Of which currencies:	-186.4	-5.1%	- 384.2	- 10.0%
Volumes:	+215.7	+ 6.3%	+ 149.4	+ 4.3%
Price/mix:	+94.0	+ 2.6%	+ 47.1	+ 1.3%
Scope:	+21.0	+ 0.6%	0	+ 0.0%

* * *

[a] Evolution of Group sales volumes (in tons) of tire products. Distribution, maps and guides and suspension systems sales not included.
[b] Net sales for 2003 recalculated at 2004 exchange rates.
[d] 'sell-in' sales : tire sales to dealers as opposed to 'sell-out' sales to end-users

1. Sales change analysis

Sales volumes expressed in tons, are up +7.6% compared to the first quarter 2003. Excluding the impact of currency fluctuations, net sales are up +9.5%. This is due to:

- A **negative impact (-5.1%) of exchange rates**. As had been recorded in the last few months of 2004, this is mostly related to the appreciation of the euro, in particular versus the US dollar.

- A **positive impact (+6.3%)** generated by **higher sales volumes**. This trend is the result of both dealers anticipating increase announcements and of strong 'sell-out' [d]demand.

- A **positive price / mix effect (+2.6%)**, calculated at constant exchange rates. This is the result of strong replacement sales, an improved product-mix and price increases.

- **A positive impact from the scope of activity.(+0.6%)** mainly due to the acquisition of the tire distribution activities of Viborg which was effective on April 1st , 2003. Viborg – which was, then, being integrated into Euromaster - appeared in the 4th quarter consolidated accounts of the financial year 2003 as of April 1st. On the opposite, jointly controlled operations in Eurofit (fitted assemblies) are now accounted using the equity method.

2. Evolution of the world tire markets

In the first quarter, tire markets were up more than expected and on the back of a supportive pricing environment. Analysis should integrate the following factors:

- As far as the North American market is concerned, the comparison basis is favorable when one takes into account the negative impact of the Iraq conflict in March 2003 and the consequences of the Firestone recalls that had generated a difficult first quarter 2003.
- In the 1st quarter 2004, some anticipated sales were triggered by price increases which were announced by several tire makers in Europe as well as in North America.
- In the light of the improving economic conditions, particularly in North America, demand appears to be stronger.

However, the positive trend of the 1st quarter should not be extrapolated to the rest of the year because of the following negative factors:

- In most markets, dealers have increased their inventories in anticipation of price increases. Consequently, the gap between the 'sell-in' & the 'sell-out' markets should narrow in the 2nd half of the year.
- As of end 2002, France complied with European End-of-Life Tires (ELTs) regulation that prohibits dumping of used tires from 2006 onwards. Under a producer's responsibility scheme, the tire industry, through a joint company, Aliapur, has been made responsible for the collection and disposal of ELTs. This results in additional costs for tire makers to finance the operations of Aliapur. As a consequence, most tire manufacturers increased their French 'sell-in' prices as of March 1st, 2004, to reflect this extra cost to them.

Pass. Car & Light Truck (In units)	Replacement market Accrued. Q1 2004	OE market[a] Accrued Q1 2004
Total		*NA*
Europe[b]	+5.3	+0.4%
North America[c]	+5.8%	-1.0%
South America	NA	NA
Asia	NA	NA

NA: Not Available

Truck (In units)	Replacement market Accrued. Q1 2004	OE market Accrued Q1 2004
Total	*NA*	*NA*
Europe[d]	+6.9%	+7.1%[e]
North America[f]	+5.9%[g]	+32.9%
South America	NA	NA
Asia	NA	NA

- in **Europe**

The **Passenger Car and Light Truck tire replacement market** is up +5.3% in the first three months of the year. A significant share of the 'sell in' market[h] growth comes from the exceptional 10% increase in the French market, caused by specific price increases passed by most tire manufacturers on March 1st to cover ELT disposal costs. Another highlight of the 1st quarter is the strong market growth (+17%) experienced in Eastern & Central Europe (accounting for 10% of the total European market). Beside the 2 factors explained above, demand in the European replacement remains at a high historical level and continues to grow (+2.6%).

The **Passenger Car and Light Truck Original Equipment market** remained flat compared with the 1st quarter of 2003. The trend in favor of upper range and better-equipped vehicles is unchanged.

In **Truck replacement**, the Western European market is up 6.9% year-on-year. The French market was impacted by the implementation of the ELT disposal legislation. In anticipation of the price increases passed on March 1st, dealers built up inventories, pushing the French market up 24%. Excluding France, the Western European market shows a solid +4.5% growth, particularly noticeable in Spain and Italy. However, the German market remains flat.

The **Truck Original Equipment** market is up +7.1% in the power unit segment and some 8% in the trailer segment compared to the 1st quarter 2003. After a depressed 2003, the trailer segment seems to start recovering.

[a] Original Equipement: sales to vehicle manufacturers
[b] Western and Eastern Europe (including Russia and other European countries of CIS)
c United States, Canada and Mexico
d Western Europe (15 main markets)
[e] Power units OE market only
f United States, Canada and Mexico
[g] Radial + bias truck tire market
h 'sell-in' market: tire sales to dealers, as opposed to 'sell-out' sales to end-users.

❑ in **North America,**

in comparison with a difficult 1st quarter 2003 (down -5.4%), the **Passenger Car and Light Truck tire Replacement market** is up +5.8%.
Market dynamics enjoy the continued growth of the performance segment (+15%) and the rebound of the SUV segment (+22%) that has now more than absorbed the consequences of the Firestone recalls. It is also worth mentioning that there were 2 extra working days in March 2004 compared with March 2003, which accounts for most of this month specific market growth.

The **Passenger Car and Light Truck Original Equipment market** remains negatively oriented (-1%) compared to a buoyant first quarter 2003. One should remember that, at the time, car manufacturers were conducting strong incentive policies. No growth is anticipated in the market for the full year 2004.

In **Truck**, the **replacement** market rebounds in line with the evolution of the NAFTA economy. Growth is strong in the US, moderate in Canada, and negative in Mexico. Despite the overall decline of the Mexican market, its radialization tends to accelerate. Yet, the North American market still remains 11% below its 2000 level.

In **Original Equipment,** the market posts a 33% increase versus the 1st quarter of 2003. Demand is strong due to the combination of 3 factors:

- As a consequence of a change in working hour rules in the US , loading & unloading time will be included in the driving hours of truck drivers. In order to optimize the drivers' working time, freight companies tend to increase the number of their trailers.
- After 1999 and 2000 which stood out as record years, the renewal of truck fleets had been very limited in the 2 following years; power units and trailers are therefore ageing. The need to renew the vehicles, particularly noticeable in the power units segment, has boosted the market.
- Truck operators took advantage of the low interest rates to finance their new vehicles.

❑ In **South America**, the economic climate is showing evidence of improvement, notably in Brazil, Argentina, and, to a lesser extent, in Chile on the back of higher copper prices. South American currencies have stabilized versus the Euro, the Brazilian real even appreciating to the tune of 4% compared to the first quarter 2003.

❑ In **Asia,** demand remains solid.

In China, the third largest Asian market by size, behind Japan and South Korea, the Passenger Car and Light Truck tire replacement market continues to post strong growth. The Japanese Replacement market, however, is still sluggish. Passenger Car and Light Truck Original Equipment markets are evermore expanding in China and Thailand.

The Chinese radial Truck tire market is growing as strongly as in 2003, while the Japanese market is recovering after years of stagnation.

❑ The **Middle-East and African region** benefited from a further improvement in the economic environment and from the ensuing pick up in sales.

3. Michelin Sales Changes by business segment

Change in sales reporting policy

In light of the competitive environment, Michelin has decided to adopt a new presentation for its sales reporting. The Group believes that it is in the best interests of its shareholders to be consistent with industry wide reporting standards.

Accordingly, Group sales variations compared to the market will be expressed in qualitative terms as follows:

Assumption of Michelin's sales volumes performance vs market	New presentation	
Δ > 2.5%	++	Market share gain
0.5%< Δ <2.5%	+	
-0.5%< Δ <0.5%	=	In line with market
-2.5%< Δ <-0.5%	-	Market share loss
Δ < –2.5%	--	

For the sake of clarity, the full-year net sales for 2003 compared to 2002 have been reformatted according to the new reporting practice, in the annex.

Michelin remains fully committed to providing its shareholders with a regular flow of rich and meaningful information on its business drivers and economic conditions on a regular basis.

Net sales	1st quarter 2004 (in € million)	Δ Q1 2004/ Q1 2003 (in %)
Group	**3,799.0**	**+3.9%**
Passenger Car & Light truck	**1,842.3**	+0.6%
Truck	**995.5**	+9.0%
Other businesses	**1,187.6**	+9.1%
Inter-sector eliminations	**-226.4**	+26.1%

Evolution of sales volumes
(change in %, Q1 2004/ Q1 2003)

	Total	Replacement	Original Equipment[a]
Group (In tons[b])	**+ 7.6%**	**+ 9.7%**	**+ 3.3%**
Passenger Car & Light Truck (in units[c])	**+ 3.8%**	+ 8.7%	- 6.4%
Truck (in units[d])	**+8,9%**	+ 6.9%	+ 13.0%
Other tire activities [e](in tons)	**+ 9,0%**	+ 6.6%	+ 14.6%

a Original equipment: sales to vehicle manufacturers

b Refers to the sale of tire products. Distribution, maps and guides and suspension systems sales not included.

c Number of new passenger car / light truck tires

d Number of new truck tires

e Other tire activities : earthmover, agricultural, two wheels and aircraft tires

3.1 Passenger Car & Light Truck

This segment benefited from a supportive pricing environment, the continuing improvement of the product-mix as well as from higher sales volumes.
Excluding the impact of currency fluctuations, the segment's net sales are up 7.9% year-on-year.

Passenger Car/ Light Truck (in units) Accrued Q1 2004	Total	Replacement	Replacement Market	Original Equipment	Original Equipment Market
Total	*+3.8%*	*N/A*	*N/A*	*N/A*	*N/A*
Europe[a]		=	+ 5.3%	--	+ 0.4%
North America[d]		++	+5.8%	--	-1.0%
Other regions[e]	+ 6.6%	N/A	N/A	N/A	N/A

- In **European replacement**, the increase in sales volumes is in line with that of the market. However, group Michelin flag brands significantly outperform the market The Group's product and category mix, improves further, with, in particular, a strong progression in VZ and in 4x4 tire sales. Sales in Nordic countries and central Europe showed a solid growth.

  In **North America**, the Group gains market shares compared to the first quarter of 2003. Its brand mix improves significantly through a strong growth of flag brands sales volumes (Michelin, BF Goodrich and Uniroyal). The price increase (up to 5%), effective since February 1st , 2004 is sticking.

  In South America, price increases were passed and contributed in limiting the net sales decline.

  In **Asia**, the Group continues to experience very sustained growth momentum. In China, Japan and Thailand, the Group performance in the replacement market outperforms the market with double digit growth. In China, sales volumes of Michelin and of Warrior branded tires are up by more than 30%.

- In **Original Equipment in Europe**, the group sales decline slightly.

  Similarly, in **North America**, in a declining market, Michelin sales fell back in light of capacity constraints in some segments which led to focusing production capacity on priority segments.

3.2 Truck

Net sales were up 9.0% compared to the 1st quarter of 2003. This strong increase is due to a highly favorable volume impact (+8.9% in tonnage) and to higher prices.

Truck (in units) Accrued Q1 2004	Total	Replacement[c]	Replacement Market	Original Equipment	Original Equipment Market
Total	+ 8.9%	N/A	N/A	N/A	N/A
Europe		-	+ 6.9%[d]	-	+ 7.1%[e]
North America		++	+5.9%	--	+ 32.9%
Other geographical areas[e]	+6.3%	N/A	N/A	N/A	N/A

---

[a] Western and Eastern Europe including Russia and other CIS European countries
d United States, Canada and Mexico
e Asia, South America, Africa and Middle East
c New tires
d Western Europe
e Power units market

- In **European Replacement**, Group new tire sales posted strong growth in buoyant markets. A set of new price increases was announced throughout Europe. They will average between 3.5% and 4.5% and will become effective in the course of the 2nd quarter 2004.

  In **North America**, the Group enjoyed a very strong first quarter 2004 in a supportive environment. The Group is now back to its 2000 market share level. February 1st price increases are sticking.

  In **South America**, Group sales of Michelin branded truck tires show strong increase in Brazil, Argentina and Chile. Price increases which have been implemented in 2003 and early 2004 are holding up.

  In **Asia**, Michelin's radial tire sales were up again in the first quarter, especially in China, in line with the performance recorded in 2003.

- In **European Original equipment**, Michelin's growth is lower than the market: faced with a strong demand for its products, it endeavored to manage the OE/RT balance in order to better cater to demand on the more profitable replacement market. This explains why Group sales are progressing slower than the market.

  In **North America**, the Group continues to post good performances.

3.3 Other businesses

At 1.19 billion euros, the segment's net sales are up +9.1% compared to the first quarter 2003.

As far as distribution activities are concerned, **Euromaster** further improved its operational performances and **TCI** experiences a strong growth of its sales volumes and net sales.

In **Earthmover** tires, markets enjoy strong growth both in the replacement and original equipment market. Sales volumes are up (+12%) year-on-year, which is the best historical performance ever. Sales are sustained by price increases aimed at compensating for raw materials hike.

In growing markets specially OE, **Agricultural** tires sales have increased by more than 6% in volume. Thanks to the price increases at the end of 2003 and at the beginning of 2004, sales, in value terms, are also up +6%.

Despite an increase in sales volumes in a recovering market, the **Aircraft** tire business was not able to offset the sharp depreciation of the US dollar versus the euro.

As far as **Two wheel** tires are concerned, net sales are up +9% due to the successful launch of the Pilot Power range, a new motorbike radial product range.

* * *

Compagnie Financière Michelin

For the quarter ended March 31, 2004, Compagnie Financière Michelin (CFM) 's net sales were 3.863 billions of euros, up 3.7% compared to the prior year. At constant exchange rates, net sales are up 9.2% when stated in Euros. Because Compagnie Générale des Etablissements Michelin has almost the same scope of sales as the Compagnie Financière Michelin, the qualitative comments made on net sales apply to the latter as well.

* * *

Compagnie Générale des Etablissements Michelin will hold its Joint Shareholders Meeting on May 14th, at 9:00am in Clermont-Ferrand (France). The convening notice, together with the 2003 annual report, has been mailed to each shareholder. These documents, and the updated "document de référence" can be downloaded from the website at www.michelin.com.

A net dividend of EUR 0.93 per share before tax credit will be submitted to the vote of the Annual Shareholders Meeting. It will be paid on May 18th, 2004.
First half 2004 earnings will be published on Friday July 30th, 2004, before the Paris Bourse opens (8:00 am Paris time).

* * *

Questions / answers

1 – Could you give an update about the evolution of raw materials prices ?

As end of February 2004, Michelin's assumptions concerning raw materials prices, were a 10% to 15% hike for natural rubber and a mid-single digit overall increase for the total raw materials costs expressed in US dollar.

As of April 26th , the price of natural rubber is in line with the Group's assumptions but other raw materials, such as oil derivatives and steel, tend to be at the top end of the expected bracket.

2 –How is Viborg integration into Euromaster proceeding?

Viborg is now fully integrated in Euromaster. Operational performances are in line with the group's objectives. In the UK, ATS Euromaster improves its performances following an ambitious restructuring plan.

It has to be mentioned that due to the strong seasonal pattern of tire distribution in Europe, the first quarter is traditionally a small quarter in terms of sales volume. As a consequence, it is difficult to extrapolate this trend to the rest of the year.

3.- Could you comment the performance of Michelin in the Passenger car and light truck replacement market in North America ?

In a buoyant market, Michelin outperforms the industry. The market share gains were achieved in flag brands including the Michelin brand whereas the market share of private and associate brands declined slightly. It is worth mentioning that private and associate brands account for less than 20% of Michelin sales volumes. This good performance was achieved while prices were increased during the first quarter.

* * *

Recent events

- March 29, 2004: **Michelin announces price increase on the passenger car and light truck replacement market in Europe**

Michelin is raising the prices of its passenger car and light truck tires due to the sharp increase in raw materials prices. The new prices will be applied across all brands between April 1 and July 1, 2004.

The prices will increase by 3.5% in average. However, the amount of the adjustment will vary according to the country and tire type and may be as much as 5%. The higher prices also reflect the advanced technology and enhanced performance offered by the Michelin Group to each of its customers, while also adhering to sound environmental principles.

- April 23, 2004: **Michelin announces price increase on the passenger car and light truck replacement market in the United States**

Michelin will increase its prices by an average of 3 percent on Michelin®, BFGoodrich®, Uniroyal® and Private and Associate brand passenger and light truck tires sold in the U.S. passenger car / light truck replacement market. The increase will be effective July 5, 2004.

- April 20, 2004: **Michelin Apollo Tyres Pvt Ltd shares business plans**

Michelin Apollo Tyres Pvt Ltd, the new joint venture company set up between Michelin Group and Apollo Tyres Ltd, unveiled its new truck and bus radial tire offer for the Indian market. The new truck and bus tire has been developed using leading Michelin technology and will be distributed through Apollo's strong dealer network. The truck tire will feature both the Michelin and Apollo trademarks on its side-wall to demonstrate the strong contribution of each partner to the joint venture. The new truck tires will initially be imported, but the company expects the tires to be produced in India by 2005.

New Product Launches

Michelin Pilot Exalto
Michelin launches Pilot Exalto on the Passenger car Replacement market in April.
This new range, specially developed for sporty vehicles, complements Michelin's Pilot Sport and Pilot Primacy ranges and strengthens its leadership on this segment.

Michelin Pilot Power
Michelin's new hypersport tire, developed in motorbike racing, features an extremely low grooving rate and targets a public of connoisseurs.

Kleber launch of Dynaxer HP2
Available from February 2004, Dynaxer HP2 is specially designed to afford maximum safety on wet roads.

BFGoodrich launches passenger car tire g-Force Profiler
Available from February 2004, g-Force Profiler achieves very high performance on dry roads. Based on ICG (Improved Grip Components) technology, it features superfluid directional sculpture.

* * *

Contacts

Eric Le Corre: +33 (0)1 45 66 10 04 / + 33 (0)4 73 32 77 92
eric.le-corre@fr.michelin.com
Laurent Cavard: +33 (0)4 73 32 18 02 / +33 (0)1 45 66 16 15
laurent.cavard@fr.michelin.com

* * *

**For more information,
visit the « Investor relations » section at www.michelin.com**

APPENDIX: Michelin adopts a new sales reporting standard. You will find below the 2004/2003 format.

2003 FORMAT

Full-year 2003

In units sold (4)	Truck Δ 2003 / 2002 (in %)	Full-year 2003 Total	Replacement sales volumes	Replacement market	Original Equipment sales volumes	Original Equipment market
SALES VOLUMES & MARKET VARIATIONS	Total	+ 4,2%	+ 4,8%	ND	+ 3,0%	ND
	Europe (1)	+ 2,2%	+ 3,6%	(a) + 2,3%	+ 0,1%	(c) + 2,8%
	North America (2)	+ 4,8%	+ 6,0%	(b) + 1,5%	+ 2,5%	+ 4,6%
	Other geographical areas (3)	+ 6,7%	+ 4,9%	ND	+ 20,3%	ND

Full-year 2003

In units sold (4)	Passenger car / Light truck Δ 2003 / 2002 (in %)	Full-year 2003 Total	Replacement sales volumes	Replacement market	Original Equipment sales volumes	Original Equipment market
SALES VOLUMES & MARKET VARIATIONS	Total	+ 0,4%	+ 2,6%	ND	- 4,4%	ND
	Europe (1)	- 0,7%	+ 5,1%	+ 5,4%	- 11,2%	- 3,6%
	North America (2)	- 1,0%	- 0,9%	+ 0,4%	- 1,3%	- 3,0%
	Other geographical areas (3)	+ 9,2%	+ 7,1%	ND	+ 13,9%	ND

2004 FORMAT

Full-year 2003

Passenger car / Light truck Δ 2003 / 2002 (en %)	2003/02 Δ Replacement market	2003/02 Δ Original Equipment market	Michelin / Marché Δ Replacement sales volume/market	Michelin / Marché Δ Original Equipment sales volume/market
Europe	+ 5,4%	- 3,6%	=	--
North America	+ 0,4%	- 3,0%	-	-
Other geographical areas	ND	ND	ND	ND

Full-year 2003

Truck Δ 2003 / 2002 (en %)	2003/02 Δ Replacement market	2003/02 Δ Original Equipment market	Michelin / Marché Δ Replacement sales volume/market	Michelin / Marché Δ Original Equipment sales volume/market
Europe	+ 2,3%	+ 2,8%	-	--
North America	+ 1,5%	+ 4,6%	++	--
Other geographical areas	ND	ND	ND	ND

Δ = Δ Michelin sales vol. - Δ market vol.		
If	Δ > 2.5%	++
If	0,5%< Δ <2.5%	+
If	-0,5%< Δ <0,5%	=
If	-2.5%< Δ <-0,5%	-
If	Δ < -2.5%	--

TRANSLATION OF THE FRENCH TEXT OF CONSOLIDATED SALES

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

(Michelin et Cie.)

Partnership limited by shares with capital of 286,774,050 Euros
Registered Office: 12, cours Sablon, 63000 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2004	2003
From January 1 to March 31	3,799	3,655